10/29


08005725

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Smartone Telecommunications Holdings

*CURRENT ADDRESS

PROCESSED
NOV 07 2008
THOMSON REUTERS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 05714 FISCAL YEAR 6-30-08

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DAT : 11/5/08



Annual Report | 2007/2008

SmarTone Telecommunications Holdings Limited

(Stock Code: 315)

CONTENTS



About Us

SmarTone Telecommunications Holdings Limited is a premium quality provider of total communications services in Hong Kong and Macau. Its goal is to better enrich customers' lives by getting them closer to the things that matter to them.

The company is leading the way in mobile, fixed-line and broadband markets, leveraging its best-in-class service pillars – segmented services and products, superior network performance and unbeatable customer experience.

The company's main subsidiary in Hong Kong operates as SmarTone-Vodafone, a Partner Network of Vodafone Group Plc, the world's leading mobile telecommunications company.

SmarTone Telecommunications Holdings Limited was established in 1992 and has been listed in Hong Kong since 1996. It is a subsidiary of Sun Hung Kai Properties Limited, one of the largest property companies in Hong Kong.





Tools
Mobile Connections
SmarTone-Vodafone 3G
Disconnect
Connected
00:00:05
523.00 B
Devices
SMS

Directors and Corporate Information

Board of Directors

* Mr. Raymond Ping-luen ***Kwok***
Chairman
Mr. Douglas ***Li***
Chief Executive Officer
Mr. Patrick Kai-lung ***Chan***
* Mr. Michael Yick-kam ***Wong***
* Mr. Wing-yui ***Cheung***
* Mr. David Norman ***Prince***
* Mr. Wing-chung ***Yung***
* Mr. Thomas Hon-wah ***Siu***
** Dr. Eric Ka-cheung ***Li***, *JP*
** Mr. Leung-sing ***Ng***, *JP*
** Mr. Xiang-dong ***Yang***
** Mr. Eric Fock-kin ***Gan***
** Mr. Peter David ***Sullivan***

* *Non-Executive Director*
** *Independent Non-Executive Director*

Company Secretary

Mr. Alvin Yau-hing ***Mak***

Authorised Representatives

Mr. Douglas ***Li***
Mr. Alvin Yau-hing ***Mak***

Registered Office

Clarendon House, 2 Church Street,
Hamilton HM 11, Bermuda

Head Office and Principal Place of Business

31st Floor, Millennium City 2,
378 Kwun Tong Road, Kwun Tong,
Kowloon, Hong Kong

Auditors

PricewaterhouseCoopers
Certified Public Accountants
22nd Floor, Prince's Building, 10 Chater Road,
Hong Kong

Hong Kong Share Registrar

Computershare Hong Kong Investor Services Limited
Rooms 1712-1716, 17th Floor, Hopewell Centre,
183 Queen's Road East, Hong Kong

Principal Share Registrar

Butterfield Fund Services (Bermuda) Limited
Rosebank Centre, 11 Bermudiana Road,
Pembroke HM08, Bermuda

Principal Bankers

Standard Chartered Bank
The Hongkong and Shanghai Banking Corporation Limited

Legal Advisors to the Company

As to Hong Kong law
Slaughter and May

As to Bermuda law
Conyers, Dill & Pearman

Bermuda Resident Representative

Mr. John Charles Ross ***Collis***
Mr. Anthony Devon ***Whaley*** (Deputy)



Financial Highlights

(Expressed in Hong Kong dollars in millions except per share amounts)

	Year ended or as at 30 June	
	2008	2007
Consolidated profit and loss account		
Revenues	**4,073**	4,039
Profit attributable to equity holders of the Company	**276**	158
Earnings per share ($)	**0.48**	0.27
Dividends per share		
Total for the year ($)	**0.48**	0.27
Special cash dividend ($)	**Nil**	0.85
Consolidated balance sheet		
Total assets	**4,843**	5,440
Current liabilities	**(1,070)**	(1,075)
Total assets less current liabilities	**3,773**	4,365
Non-current liabilities	**(813)**	(827)
Minority interests	**(28)**	(27)
Net assets	**2,932**	3,511
Share capital	**57**	58
Reserves	**2,875**	3,453
Total equity attributable to equity holders of the Company	**2,932**	3,511
Consolidated cashflow		
Net cash generated from operating activities	**1,012**	941
Interest received	**79**	97
Purchase of fixed assets	**(534)**	(392)
Additions of handet subsidies	**(280)**	(193)
Payment of repurchase of shares	**(64)**	(22)
Dividends paid (include minority interests)	**(839)**	(76)
Other	**(45)**	(58)
Net (decrease) / increase in cash and bank balances, and held-to-maturity debt securities	**(671)**	297



I am pleased to report the results of the Group for the year ended 30 June 2008.

Financial Highlights

Revenues increased modestly to $4,073 million, with the 9% growth in mobile service revenue offset by the decline in handset revenue. Earnings before interest, tax, depreciation and amortisation ("EBITDA") increased by 16% to $1,088 million. Profit attributable to equity holders grew by 75% to $276 million. Earnings per share amounted to 47.8 cents.

Dividend

Your Board proposes a final dividend of 20 cents per share. Together with the interim dividend of 28 cents per share, total dividend for the year will be 48 cents per share, representing a payout ratio of 100%.

Business Review

Hong Kong

SmarTone-Vodafone focuses on stimulating mobile revenue growth by delivering unrivalled experience at exceptional value to target customer segments. We continue to innovate vigorously to provide new compelling and differentiated multimedia services. In the year, we have also expanded beyond mobile to provide innovative new services in the fixed-line and broadband markets.

The year under review saw continued increase in mobile service revenue, driven mainly by improving ARPU and customer profile. Data revenue showed encouraging growth and its contribution to mobile service revenue was 23.2%, a significant increase compared to 18.5% for the previous year. This growth was predominantly driven by the increasing adoption of multimedia services, which accounted for two-thirds of total data revenue.

Blended ARPU registered a 5% growth to $237 and postpaid ARPU increased by 9% to $284. Postpaid churn rate reduced from 2.3% in June 2007 to 1.7% in June 2008. Total mobile customer number remained broadly stable at 1,118,000 as of 30 June 2008. Our 3G customer base is expanding and currently represents 47% of postpaid customers.

During the year, SmarTone-Vodafone continued to introduce new best-in-class multimedia services, including MusicXS – the world's first subscription based unlimited music download service for both mobile and PC; Market Watch – a real-time digest of Hong Kong stock market action in a TV-like format; as well as FoneTV – a personal mobile TV service offering a rich variety of re-broadcast live TV channels, as well as made-for-mobile programming. Our commitment to deliver superior customer experience has been taken to another level with the opening of our first Experience Store in Central. Built on SmarTone-Vodafone's leadership in retail design and service, the new store showcases our numerous services, and demonstrates how easy they are to use and how useful they are in customers' everyday lives. The Experience Store offers customers a comfortable and engaging environment to explore and experience our services through direct hands-on trial, services workshop and even personal coaching.


CNBC
CNN Int'l
Music Now TV
FoneTV



With the emergence of new technologies and the convergence of mobile and Internet, traditional boundaries in the telecommunications market are breaking down. Customers' needs are changing all the time and they increasingly demand communications services that span mobile, fixed-line and broadband. Recently, SmarTone-Vodafone has taken a step forward by introducing HomePhone+, a wireless fixed-line service for both residential and business customers. With an innovative and rich service set, it offers a fixed-line experience unprecedented in Hong Kong with its remarkable ease of use. In mobile broadband, we have led the market by introducing new tiered price plans for different speeds. This brings our price points close to that of fixed broadband, allowing us to address a much wider market.



We further enhanced our HSPA network during the year to improve coverage, quality and capacity. Anticipating the vastly increased bandwidth requirements brought on by new services, we are well on the way in our migration to an all-IP network infrastructure. Upgrade of billing and customer management systems have also been completed in order to enhance operational efficiency. These initiatives will result in a short-term increase in operating expense and capital expenditure, but an improved cost structure going forward.

Macau

Mobile business in Macau continued to grow, with service revenue and profits registering an encouraging increase. With the slowing Macau economy, there will be increasing pressure on the business for the year ending 30 June 2009.

Prospects

Looking ahead, with intensifying price competition, growth in service revenue is expected to slow down. Costs will increase further, driven mainly by the provision of increased bandwidth, increasing handset subsidies, as well as general cost inflation. Together with lower interest income as a result of the decrease in net cash balance and lower interest rates, profits for the year ending 30 June 2009 are expected to come under pressure.

With a solid foundation in mobile, we are establishing SmarTone-Vodafone as the premium quality provider of total communications services in Hong Kong, leveraging our best-in-class service pillars – segmented services and products, superior network performance and unbeatable customer experience. This strategy should enable your Company to compete more effectively in the market and be better positioned in the increasingly integrated communications industry over the long term.

Appreciation

During the year, Mr. Andrew Sing-tak So resigned as Non-Executive Director of your Company and Mr. Peter David Sullivan have joined the Board as Independent Non-Executive Director. In July 2008, Mr. Thomas Hon-wah Siu was appointed Non-Executive Director of your Company. I would like to thank Mr. So for his contributions and advice, and welcome Mr. Sullivan and Mr. Siu to the Board. I would also like to take this opportunity to express my gratitude to our customers and shareholders for their continuing support, my fellow directors for their guidance as well as our staff for their dedication and hardwork.

Raymond Ping-luen Kwok
Chairman

Hong Kong, 28 August 2008



Review of financial results

Revenues grew slightly by 1% to $4,073 million (2006/07: $4,039 million), consisting of a 9% increase in mobile service revenue, partly offset by a 28% decline in mobile telephone and accessory sales. Driven by the increase in ARPU and customer base, mobile service revenue rose by 9%, outweighing increases in cost of services provided and operating expenses of 7% and 6% respectively. Mobile telephone and accessory sales declined by 28%, which was matched by a 29% fall in cost of inventories sold. As a result, earnings before interest, tax, depreciation and amortisation ("EBITDA") increased by 16% to $1,088 million (2006/07: $940 million). After a 2% decrease in depreciation, amortisation and loss on disposal, operating profit surged by 88% to $344 million (2006/07: $183 million). Finance income fell by 23%. Finance costs, comprising mainly of accretion expenses in relation to mobile licence fees, rose by 7%. Profit attributable to equity holders of the Company reported an encouraging 75% growth to $276 million (2006/07: $158 million).


SHARP

Sharp SX862

Revenues grew by 1% to $4,073 million (2006/07: $4,039 million).

- Mobile service revenue grew by $287 million or 9% to $3,433 million (2006/07: $3,146 million) driven by higher ARPU and a slightly larger customer base. Growth in revenue from data, roaming and prepaid services offset the impact of lower local voice revenue, reflecting the competitive pressure on basic tariffs in the market.

  Hong Kong blended ARPU rose by 5% to $237 (2006/07: $225), reflecting continued improvement in the quality of the Group's customer base.

  Hong Kong postpaid ARPU reported an encouraging 9% growth to $284 (2006/07: $261) despite sustained downward pricing pressures.

  Data service revenue is increasingly important to the Group's revenue growth. Data service revenue achieved a strong 36% increase, attesting to increasing penetration of 3G and HSPA devices, and growing adoption of multimedia services.

- Mobile telephone and accessory sales fell by $252 million or 28% to $640 million (2006/07: $893 million) largely due to lower average unit handset price, as a result of severe market competition.


BlackBerry
12:28
vodafone

BlackBerry® Bold™ from Vodafone

Cost of inventories sold and services provided decreased by 14% to $1,324 million (2006/07: $1,533 million). Cost of inventories sold fell by 29% to $624 million (2006/07: $881 million) in line with the decline in mobile telephone and accessory sales. Cost of services provided grew by 7% to $700 million (2006/07: $652 million) driven by increased usage, resulted in higher interconnect charges, data service costs and roaming partner charges.

Operating expenses, excluding depreciation, amortisation and loss on disposal, rose by 6% to $1,662 million (2006/07: $1,566 million). Network operating costs increased by 9% as a result of the Group's continuing enhancement of network capacity, quality and coverage. Sales and marketing expenses decreased by 4% primarily due to lower advertising spending. Staff costs, rental and utilities, and other operating expenses increased by 8% collectively, largely driven by upward cost pressure in the labour and property markets.

Depreciation and loss on disposal of fixed assets fell by 5% to $460 million (2006/07: $482 million) as certain network equipment became fully depreciated during the year.

Handset subsidy amortisation rose by 3% to $219 million (2006/07: $212 million). With the addition of handset subsidy capitalised of $280 million (2006/07: $193 million), unamortised handset subsidy increased by $61 million to $211 million at 30 June 2008 (30 June 2007: $150 million).


vodafone

Vodafone Mobile Connect
USB Stick

Mobile licence fee amortisation increased by 2% to $64 million (2006/07: $63 million), attributable to the full year impact of amortisation relating to the PCS licence renewed in September 2006.

Finance income decreased by 23% to $77 million (2006/07: $100 million) attributable to lower average balance of bank deposits and debt securities, and reduced average returns thereon as a result of significantly lower interest rates. Finance costs, comprised mainly of accretion expenses for mobile licence fee liabilities, rose by 7% to $84 million (2006/07: $78 million).

Macau operations continued to grow and delivered satisfactory results for the year ended 30 June 2008. Revenues grew by 30% to $281 million (2006/07: $216 million). This revenue growth exceeded the 15% increase in cost of inventories sold and services provided, operating expenses, depreciation and amortisation collectively. As a result, operating profit grew by 58% to $121 million (2006/07: $76 million).

Capital structure, liquidity and financial resources

There had been no major changes to the Group's capital structure during the year ended 30 June 2008. The Group was financed by share capital and internally generated funds during the year under review. The cash resources of the Group remain strong with cash and bank balances, and investments in held-to-maturity debt securities of $1,677 million at 30 June 2008 (30 June 2007: $2,348 million).

During the year ended 30 June 2008, the Group's net cash generated from operating activities and interest received amounted to $1,089 million and $79 million respectively. The Group's major outflows of funds during the year under review were dividends paid to the Company's equity holders and payments for purchase of fixed assets, additions of handset subsidies, mobile licence fees and repurchase of shares.

The directors are of the opinion that the Group can fund its capital expenditures and working capital requirements for the financial year ending 30 June 2009 with internal cash resources.

Treasury policy

The Group invests its surplus funds in accordance with a treasury policy approved from time to time by the board of directors. Surplus funds are placed as bank deposits or invested in investment grade debt securities. Bank deposits are principally maintained in Hong Kong dollar or United States dollar. Investments in debt securities are denominated in either Hong Kong dollar or United States dollar, and having a maximum maturity of three years. The Group's policy is to hold its investments in debt securities until maturity.

As at 30 June 2008 and 2007, the Group's total available banking facilities amounted to $100 million and no amount of the facilities was utilised.

The Group is required to arrange for banks to issue performance bonds and letters of credit on its behalf. In certain circumstances, the Group will partially or fully collateralise such instruments by cash deposits to lower the issuance costs. As at 30 June 2008, the total amount of pledged deposits was $333 million (30 June 2007: $324 million).


vodafone

Vodafone 720

Functional currency and foreign exchange exposure

The functional currency of the Group is the Hong Kong dollar. All material revenues, expenses, assets and liabilities, except the Group's United States dollar bank deposits and debt securities, are denominated in Hong Kong dollar. The Group therefore does not have any significant exposure to foreign currency gains and losses other than from its United States dollar denominated bank deposits and debt securities. The Group does not currently undertake any foreign exchange hedging.

Contingent liabilities

Performance bonds

Certain banks, on the Group's behalf, have issued performance bonds to the telecommunications authorities of Hong Kong and Macau in respect of obligations under licences issued by those authorities. The total amount outstanding at 30 June 2008 under these performance bonds was $454 million (30 June 2007: $404 million).

Lease out, lease back arrangement

A bank, on the Group's behalf, had issued a letter of credit to guarantee the Group's obligations under a lease out, lease back arrangement entered into during the year ended 30 June 1999. This letter of credit is fully cash collateralised using surplus cash deposits. The directors are of the opinion that the risk of the Group being required to make payment under this guarantee is remote.

Employees and share option scheme

The Group had 1,790 full-time employees as at 30 June 2008 (30 June 2007: 1,692), with the majority of them based in Hong Kong. Total staff costs were $430 million for the year ended 30 June 2008 (2006/07: $395 million).

Employees receive a remuneration package consisting of basic salary, bonus and other benefits. Bonus payments are discretionary and depend, inter-alia, on both the Group's performance and the performance of the individual employee. Benefits include retirement schemes, medical and dental care insurance. Employees are provided with both internal and external training appropriate to each individual's requirements.

The Group has a share option scheme under which the Company may grant options to participants, including directors and employees, to subscribe for shares of the Company. During the year ended 30 June 2008, no share options were granted, 979,000 options were exercised to subscribe for 979,000 shares in the Company, and 388,000 share options were cancelled or lapsed. At 30 June 2008, 9,286,500 share options (30 June 2007: 10,653,500) were outstanding.



Vodafone 810

(Financial figures are expressed in Hong Kong dollars)

The Directors submit their report together with the audited financial statements for the year ended 30 June 2008.

Principal activities

The principal activity of the Company is investment holding. The activities of its principal subsidiaries are shown in note 18 to the financial statements.

Results

The results of the Group for the year ended 30 June 2008 are set out in the consolidated profit and loss account on page 41.

Dividend

The directors recommended the payment of a final dividend for the year ended 30 June 2008 of $0.20 per share (2006/07: $0.27 per share). The proposed final dividend, together with the interim dividend of $0.28 per share paid by the Company during the year (2006/07: nil), makes a total dividend for the year of $0.48 per share (2006/07: $0.27 per share).

Five year financial summary

A summary of the results and of the assets and liabilities of the Group for the last five financial years is shown on page 38.

Reserves

Movements in the reserves of the Group and the Company during the year are set out on pages 47 and 48 respectively.

Distributable reserves

The reserves available for distribution to the shareholders of the Company amounted to $3,405,944,000 at 30 June 2008 (30 June 2007: $3,668,997,000).

Donations

During the year, charitable and other donations made by the Group amounted to $149,000 (2006/07: $432,000).

Fixed assets

Details of the movements in fixed assets are shown in note 17 to the financial statements.

Share capital

Details of the movements in share capital of the Company are shown in note 28 to the financial statements.

Report of the Directors

(Financial figures are expressed in Hong Kong dollars)

Directors

The Directors of the Company during the year and up to the date of this report were:

* Mr. Raymond Ping-luen ***Kwok***
Chairman

Mr. Douglas ***Li***
Chief Executive Officer

Mr. Patrick Kai-lung ***Chan***

* Mr. Michael Yick-kam ***Wong***

* Mr. Andrew Sing-tak ***So***
(Resigned on 13 June 2008)

* Mr. Wing-yui ***Cheung***

* Mr. David Norman ***Prince***

* Mr. Wing-chung ***Yung***

* Mr. Thomas Hon-wah ***Siu***
(Appointed on 15 July 2008)

** Dr. Eric Ka-cheung ***Li***, *JP*

** Mr. Leung-sing ***Ng***, *JP*

** Mr. Xiang-dong ***Yang***

** Mr. Eric Fock-kin ***Gan***

** Mr. Peter David ***Sullivan***
(Appointed on 17 April 2008)

* *Non-Executive Director*
** *Independent Non-Executive Director*

In accordance with Bye-law No. 110(A) of the Company's Bye-laws, Messrs. Raymond Ping-luen Kwok, Michael Yick-kam Wong, Wing-yui Cheung, David Norman Prince and Xiang-dong Yang retire by rotation at the forthcoming annual general meeting. In accordance with Bye-law No. 101, Messrs. Thomas Hon-wah Siu and Peter David Sullivan also retire at the forthcoming annual general meeting. All retiring Directors, being eligible, offer themselves for re-election. All remaining Directors shall continue in office.

The term of office of the Non-Executive Directors shall be governed by the provisions of Bye-laws No. 110 and No. 111 of the Company.

The Board has received from each Independent Non-Executive Director a written annual confirmation of their independence and is satisfied with their independence in accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

Directors' service contracts

Under an employment contract between the Company and Mr. Douglas Li dated 31 May 2001, Mr. Douglas Li has been appointed to act as Executive Director and Chief Executive Officer of the Group with effect from 17 July 2001. The contract can be terminated by the Company by not less than 6 calendar months' notice (or payment in lieu of notice).

Under an employment contract between the Company and Mr. Patrick Kai-lung Chan dated 1 May 2002, Mr. Patrick Kai-lung Chan has been appointed to act as Executive Director of the Group with effect from 15 May 2002. The contract can be terminated by the Company by not less than 6 calendar months' notice (or payment in lieu of notice).

Apart from the above, none of the Directors has a service contract with the Company with a term of more than 3 years and which is not determinable by the Company within one year without payment of compensation, other than statutory compensation.

Directors' emoluments

The emoluments payable to the Directors of the Company are based on terms of the respective service contracts, if any. The director's fee payable is subject to annual assessment, approval and authorisation by shareholders at annual general meetings. Details of the emoluments paid and payable to the Directors of the Company for the financial year ended 30 June 2008 are shown in note 11 to the financial statements.

Directors' interests in contracts of significance

Apart from the connected transactions referred to in this report, no other contracts of significance in relation to the Group's business to which the Company or its subsidiaries was a party and in which a Director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

Biographical details of Directors and senior management

Brief biographical details of the Directors and senior management are set out on pages 33 to 37.

Directors' and chief executive's interests

As at 30 June 2008, the interests or short positions of the Directors and chief executive of the Company in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")) which were notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they were taken or deemed to have under such provisions of the SFO), or which were recorded in the register required to be kept by the Company under section 352 of the SFO, or which were required, pursuant to the required standard of dealings by Directors as referred to in the "Model Code for Securities Transactions by Directors of Listed Issuers" of the Listing Rules, to be notified to the Company and the Stock Exchange, were as follows:

1. Long positions in shares and underlying shares of the Company

	Number of shares held							
Name of Director	Personal interests (held as beneficial owner)	Family interests (interests of spouse or child under 18)	Corporate interests (interests of controlled corporation)	Other interests	Total	Number of underlying shares held under equity derivatives	Total	% of shares in issue
Raymond Ping-luen Kwok	—	—	—	2,237,767[1]	2,237,767	—	2,237,767	0.39
Douglas Li	—	—	—	—	—	3,000,000[2]	3,000,000	0.52
Patrick Kai-lung Chan	—	—	—	—	—	1,103,500[2]	1,103,500	0.19

Notes:

1. Mr. Raymond Ping-luen Kwok was deemed to be interested in these shares by virtue of being a beneficiary of a certain discretionary trust for the purposes of the SFO.

2. These represented the interests in the underlying shares of the Company in respect of the share options (being regarded for the time being as unlisted physically settled equity derivatives) granted by the Company, the details of which are set out in the section entitled "Share Option Scheme".

(Financial figures are expressed in Hong Kong dollars)

2. Long positions in shares and underlying shares of the associated corporations of the Company

(a) Sun Hung Kai Properties Limited ("SHKP")

	Number of shares held							
Name of Director	Personal interests (held as beneficial owner)	Family interests (interests of spouse or child under 18)	Corporate interests (interests of controlled corporation)	Other interests	Total	Number of underlying shares held under equity derivatives	Total	% of shares in issue
Raymond Ping-luen Kwok	75,000	—	—	1,089,794,895[1]	1,089,869,895	—	1,089,869,895	42.50
Michael Yick-kam Wong	145,904	—	—	—	145,904	—	145,904	0
Eric Ka-cheung Li	—	—	18,000	—	18,000	—	18,000	0

Note:

1. Of these shares in SHKP, Madam Siu-hing Kwong, Mr. Walter Ping-sheung Kwok, Mr. Thomas Ping-kwong Kwok and Mr. Raymond Ping-luen Kwok were deemed to be interested in 1,066,617,347 shares by virtue of being beneficiaries of certain discretionary trusts, which represented the same interests and were therefore duplicated amongst these four individuals for the purpose of the SFO.

(b) SUNeVision Holdings Ltd. ("SUNeVision")

	Number of shares held							
Name of Director	Personal interests (held as beneficial owner)	Family interests (interests of spouse or child under 18)	Corporate interests (interests of controlled corporation)	Other interests	Total	Number of underlying shares held under equity derivatives	Total	% of shares in issue
Raymond Ping-luen Kwok	—	—	—	1,742,500[1]	1,742,500	—	1,742,500	0.08
Michael Yick-kam Wong	100,000	—	—	—	100,000	—	100,000	0

Note:

1. Of these shares in SUNeVision, Madam Siu-hing Kwong, Mr. Walter Ping-sheung Kwok, Mr. Thomas Ping-kwong Kwok and Mr. Raymond Ping-luen Kwok were deemed to be interested in 1,070,000 shares by virtue of being founder or beneficiaries of a certain discretionary trust, which represented the same interests and were therefore duplicated amongst these four individuals for the purpose of the SFO.

(c) Mr Raymond Ping-luen Kwok had the following interests in shares of the following associated corporations:

Name of associated corporation	Attributable holding through corporation	Attributable % of shares in issue through corporation	Actual holding through corporation	Actual % interests in issued shares
Splendid Kai Limited	2,500	25	1,500[1]	15
Hung Carom Company Limited	25	25	15[1]	15
Tinyau Company Limited	1	50	1[1]	50
Open Step Limited	8	80	4[1]	40

Note:

1. Madam Siu-hing Kwong, Mr. Walter Ping-sheung Kwok, Mr. Thomas Ping-kwong Kwok and Mr. Raymond Ping-luen Kwok were deemed to be interested in these shares which represented the same interests and were therefore duplicated amongst these four individuals for the purpose of the SFO. These shares were held by corporations under a certain discretionary trust, in which Madam Siu-hing Kwong, Mr. Walter Ping-sheung Kwok, Mr. Thomas Ping-kwong Kwok and Mr. Raymond Ping-luen Kwok were deemed to be interested by virtue of being founder or beneficiaries for the purpose of the SFO.

Save as disclosed above, at 30 June 2008, none of the Directors and chief executive (including their spouses and children under 18 years of age) and their respective associates had or deemed to have any interests or short positions in shares, underlying shares or debentures of the Company, its subsidiaries or any of its associated corporations that were required to be entered into the register kept by the Company pursuant to section 352 of the SFO or were required to be notified to the Company and the Stock Exchange pursuant to Part XV of the SFO or pursuant to the "Model Code for Securities Transactions by Directors of Listed Issuers" of the Listing Rules.

Share Option Scheme

Pursuant to the terms of the share option scheme adopted by the Company on 15 November 2002 (the "Share Option Scheme"), the Company may grant options to the participants, including directors and employees of the Group, to subscribe for shares of the Company.

1. Principal terms of Share Option Scheme

A summary of the principal terms of the Share Option Scheme is set out below pursuant to the requirements as contained in Chapter 17 of the Listing Rules:

(a) Purpose

The purpose of the Share Option Scheme is to reward participants who have made a valuable contribution to the growth of the Group and to enable the Group to recruit and/or to retain employees who are regarded as valuable to the Group or are expected to be able to contribute to the business development of the Group.

(b) Participants

Any employee, agent, consultant or representative of the Company or any of the subsidiaries, including any director of the Company or any of the subsidiaries who has made valuable contribution to the growth of the Group based on his work experience, industry knowledge, performance, business connections or other relevant factors, will be eligible to participate in the Scheme at the invitation of the Directors.

(Financial figures are expressed in Hong Kong dollars)

(c) Maximum number of shares available for issue

The Company can issue options so that the total number of shares that may be issued upon exercise of all options to be granted under all the share option schemes does not in aggregate exceed 10% of the shares in issue on the date of adoption of the Share Option Scheme. The Company may renew this limit at any time, subject to shareholders' approval and the issue of a circular and in accordance with the Listing Rules provided that the number of shares to be issued upon exercise of all outstanding options granted and yet to be exercised under all the share option schemes does not exceed 30% of the shares in issue from time to time. At 28 August 2008, the number of shares available for issue in respect thereof is 55,179,134 shares which represents approximately 9.63% of the issued ordinary shares of the Company.

(d) Maximum entitlement of each participant

The maximum entitlement for any participant is that the total number of shares issued and to be issued upon exercise of options granted and to be granted in any 12-month period up to the date of the latest grant does not exceed 1% of the relevant class of shares in issue.

(e) Time of exercise of option

No option may be exercised later than 10 years after it has been granted and no option may be granted more than 10 years after the date on which the Scheme is adopted by the Company in general meeting.

The Scheme does not specify any minimum holding period before the option can be exercised but the Board has the authority to determine the minimum holding period when the options are granted.

(f) Payment on acceptance of option

Acceptance of offer to grant an option shall be sent in writing together with a remittance in favour of the Company of $1.00 by way of consideration for the grant must be received by the Secretary of the Company within 28 days from the date of the making of such offer.

(g) Basis of determining the exercise price

The option price per share payable upon the exercise of any option will be determined by the Directors upon the grant of such option. It will be at least the higher of (i) the average closing price of a share as stated in the daily quotations sheets issued by the Stock Exchange for the 5 business days immediately preceding the day of offer of such option; (ii) the closing price of a share as stated in the Stock Exchange's daily quotations sheet on the day of offer of such option, which must be a business day; and (iii) the nominal value of a share.

(h) Remaining life of the Scheme

The Share Option Scheme shall be valid and effective for a period of 10 years commencing from the adoption of the Scheme on 15 November 2002.

2. Movements of share options

Movements of the share options granted to the participants pursuant to the Share Option Scheme during the year ended 30 June 2008 are as follows:

Grantee	Date of grant	Exercise price $	Exercise period	Outstanding at 1 July 2007	Granted during the year	Exercised during the year	Cancelled/ Lapsed during the year	Outstanding at 30 June 2008
Directors								
Douglas Li	10 February 2003	9.29	10 February 2003 to 16 July 2011	3,000,000[1]	—	—	—	3,000,000
Patrick Kai-lung Chan	10 February 2003	9.20	2 May 2003 to 1 May 2012	133,500[2]	—	—	—	133,500
	5 February 2004	9.00	5 February 2005 to 4 February 2014	970,000[3]	—	—	—	970,000
Employees	5 February 2004	9.00	5 February 2005 to 4 February 2014	6,357,000	—	(979,000)	(388,000)	4,990,000
	1 March 2005	9.05	1 March 2006 to 28 February 2015	193,000	—	—	—	193,000

Notes:

1. The options, in the original number of 5,000,000, can be exercised up to 20% from 10 February 2003, up to 40% from 17 July 2003, up to 60% from 17 July 2004, up to 80% from 17 July 2005 and in whole from 17 July 2006.

2. The options, in the original number of 200,000, can be exercised up to one-third from 2 May 2003, up to two-thirds from 2 May 2004 and in whole from 2 May 2005.

3. The options can be exercised up to one-third from 5 February 2005, up to two-thirds from 5 February 2006 and in whole from 5 February 2007.

Other than the share options stated above, no share options had been granted by the Company to other participants pursuant to the Share Option Scheme. Save as disclosed above, no other share options were granted, exercised, cancelled or lapsed during the year.

(Financial figures are expressed in Hong Kong dollars)

3. Valuation of share options

No share options was granted for the financial years ended 30 June 2007 and 2008, however, in assessing the value of the share options granted in prior years, the Black-Scholes option pricing model adjusted for dividends (the "Black-Scholes Model") was used. The Black-Scholes Model is one of the generally accepted methodologies used to calculate the value of options and is one of the recommended option pricing models set out in Chapter 17 of the Listing Rules. The variables and assumptions adopted in assessing the value of the share options granted in prior years under the Black-Scholes Model are as follows:

(a) Expected life of the options

The expected life of the options used in the calculation represents the weighted average expected life of the options as measured from the date of grant (the "Measurement Date").

(b) Risk free interest rate

The risk free interest rate used in the calculation represents the weighted average yield of the relevant Hong Kong Exchange Fund Notes corresponding to the expected life of the options as at the Measurement Date.

(c) Expected volatility

The expected volatility used in the calculation represents the annualised volatility of the closing price of the Company for the last 12 months from the Measurement Date.

(d) Expected dividend yield

The expected dividend yield used in the calculation represents the average dividend yield for the two financial years ended 30 June 2003 and 2004.

No adjustment has been made for possible future forfeiture of the options. The change in accounting policy following the adoption of the HKFRS 2 resulted in the recognition of the fair value of options granted as staff cost with a corresponding increase in a capital reserve within equity. The equity amount is recognised in the capital reserve until either the options are exercised (when it is transferred to the share premium account) or the options expire/lapse (when it is released directly to retained profits).

It should be noted that the value of options calculated using the Black-Scholes Model is based on various assumptions and is only an estimate of the value of share options granted. It is possible that the financial benefit accruing to the grantee of an option will be considerably different from the value determined under the Black-Scholes Model.

Discloseable interests and short positions of shareholders under the SFO

As at 30 June 2008, the long positions of persons, other than Directors or chief executive of the Company, being 5% or more in the interest in shares of the Company as recorded in the register required to be kept by the Company under section 336 of the SFO, were as follows:

Name	Total number of shares	% of shares in issue
Cellular 8 Holdings Limited ("Cellular 8") [1]	318,038,972	55.49%
Sun Hung Kai Properties Limited ("SHKP") [1&2]	332,206,897	57.96%
HSBC International Trustee Limited ("HSBC") [3]	332,806,708	58.06%
Marathon Asset Management	58,313,896	10.17%
Brandes Investment Partners, L.P.	34,255,963	5.97%

Notes:

1. Cellular 8 is a wholly-owned subsidiary of SHKP. By virtue of the SFO, SHKP was deemed to be interested in the 318,038,972 shares in the Company held by Cellular 8.

2. 14,167,925 shares in the Company were held by TFS Development Company Limited, a wholly-owned subsidiary of Fourseas Investments Limited which in turn is a wholly-owned subsidiary of SHKP. By virtue of the SFO, SHKP was therefore also deemed to be interested in such shares in the Company.

3. For the purposes of the SFO, the interest of SHKP noted above against its name (and the interest of each of its subsidiaries noted above) was also attributed to HSBC by reference to the interests in shares which HSBC held (or was deemed to hold) in SHKP. The number of shares noted above against the name of HSBC therefore duplicated the interest of SHKP.

Save as disclosed above, as at 30 June 2008, no other parties had registered as having an interest of 5% or more in the shares or underlying shares of the Company or having short positions as recorded in the register kept under section 336 of the SFO.

Arrangement to purchase shares or debentures

Other than the share options as mentioned above, at no time during the year was the Company or any of its subsidiaries or the Company's holding company or any subsidiaries of the holding company a party to any arrangement to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or of any other body corporate.

Directors' interests in competing business

None of the Directors of the Company has interest in any business which may compete with the business of the Group.

Sufficiency of public float

Based on the information that is publicly available to the Company and within the knowledge of its Directors, it is confirmed that there is sufficient public float of the Company's shares in the market at the date of this report.

Purchase, sale or redemption of shares

During the year ended 30 June 2008, the Company repurchased 8,042,000 shares on the Stock Exchange of Hong Kong. These repurchased shares were cancelled. Please refer to note 28 of the notes to the financial statements for details of the repurchases.

The aggregate price of the repurchased shares (before expenses) in the amount of $64,249,000 has been charged against the retained profits and contributed surplus accounts. A sum equivalent to the nominal value of the repurchased shares amounting to $804,000 has been transferred from retained profits to capital redemption reserve.

Save as disclosed above, at no time during the year ended 30 June 2008 was there any purchase, sale or redemption by the Company, or any of its subsidiaries, of the Company's shares.

Pre-emptive rights

There is no provision for pre-emptive rights under either the Company's Bye-laws or the laws in Bermuda.

Management contracts

No contracts concerning the management and administration of the whole or any substantial part of the business of the Company were entered into or existed during the year.

(Financial figures are expressed in Hong Kong dollars)

Major customers and suppliers

The percentages of the Group's purchases attributable to major suppliers are as follows:

Percentage of purchases attributable to the Group's largest supplier	11%
Percentage of purchases attributable to the Group's five largest suppliers	40%

None of the Directors and their associates had an interest in the major suppliers noted above.

During the year, the Group sold less than 30% of its total goods and services to its five largest customers.

Connected transactions

1. Certain related party transactions as disclosed in note 31 to the financial statements also constituted connected transactions. The following transactions between certain connected persons (as defined in the Listing Rules) and the Group have been entered into and/or are continuing for which relevant announcements, if necessary, had been made by the Company in accordance with the requirements of the Listing Rules.

   (a) Certain subsidiaries and associated companies of Sun Hung Kai Properties Limited ("SHKP"), the controlling shareholder of the Company, have leased premises to the Group for use as offices, retail shops and warehouses and have granted licences to the Group for the installation of base stations, antennae and telephone cables on certain premises owned by them. For the year ended 30 June 2008, rental and licence fees paid and payable to subsidiaries and associated companies of SHKP totalled $71,507,000.

   (b) Sun Hung Kai Properties Insurance Limited, a wholly-owned subsidiary of SHKP, provided general insurance services to the Group. For the year ended 30 June 2008, insurance premiums paid and payable were $3,681,000.

   The above transactions have been reviewed by the Company's Independent Non-Executive Directors. The Independent Non-Executive Directors confirmed that these continuing connected transactions were entered into by the Group in the ordinary and usual course of business and on normal commercial terms or on terms no less favourable than terms available from independent third parties.

   The Independent Non-Executive Directors also confirmed that the transactions were entered into in accordance with the agreements governing such transactions on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole.

   The auditors of the Company further confirmed that the continuing connected transactions (i) have received the approval of the Company's Board of Directors; (ii) have been entered into in accordance with the relevant agreements governing the transactions; and (iii) have not exceeded the cap for each category disclosed in previous announcement.

2. At 30 June 2008, the Group had an interest in an associate, the major shareholder of which is a subsidiary of SHKP. The principal activity of the associate is to invest in an equity fund which primarily invests in technology related companies in the People's Republic of China.

The above disclosure of the continuing connected transactions of the Group has complied with the disclosure requirements in accordance with the Listing Rules.

Auditors

The financial statements have been audited by PricewaterhouseCoopers who retire and, being eligible, offer themselves for re-appointment. As recommended by the Audit Committee, a resolution for their re-appointment as auditors of the Company will be proposed at the forthcoming Annual General Meeting.

On behalf of the Board
Raymond Ping-luen Kwok
Chairman

Hong Kong, 28 August 2008

Corporate Governance

The Company is committed to building and maintaining high standards of corporate governance. Throughout the financial year ended 30 June 2008, the Company has applied the principles and complied with the requirements set out in the Code on Corporate Governance Practices (the "CG Code") contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") with the only deviation from code provision A.4.1 in respect of the service term of non-executive directors. Non-Executive Directors of the Company are not appointed with specific term but they are required to retire from office by rotation and are subject to re-election by shareholders at annual general meeting at least once in every three years.

The Board will continue to monitor and review the Company's corporate governance practices to ensure compliance with the CG Code.

The Board

Roles of Directors

The Board assumes responsibility for leadership and control of the Company and is collectively responsible for promoting the success of the Company. The principle roles of the Board are:

- to lay down the Group's objectives, strategies and policies;
- to monitor operating and financial performance; and
- to set appropriate policies to manage risks in pursuit of the Group's strategic objectives.

The Board has delegated the day-to-day operation responsibility to the management under the supervision of the Chief Executive Officer and various Board committees.

Composition

The Board of Directors is responsible for supervising the management of the Group.

During the financial year ended 30 June 2008, Mr. Peter David Sullivan was appointed as Independent Non-Executive Director with effect from 17 April 2008 and Mr. Andrew Sing-tak So resigned as Non-Executive Director with effect from 13 June 2008.

As at 30 June 2008, the Board comprises 2 Executive Directors, 5 Non-Executive Directors and 5 Independent Non-Executive Directors. The presence of 10 Non-Executive Directors, of whom 5 are independent, is considered by the Board to be a reasonable balance between Executive and Non-Executive Directors.

The Non-Executive Directors who offer diversified expertise and experience, contribute significantly to the important function of advising management on strategy and policy development. They also serve to ensure that the Board maintains high standards of financial and other mandatory reporting as well as to provide adequate checks and balances for safeguarding the interests of the Company and the shareholders as a whole.

Except for those relationships disclosed in the biographical details of the Directors set out on pages 33 to 37 of the Annual Report, the Directors have no other financial, business, family or other material/relevant relationships with each other.

The Board has received from each Independent Non-Executive Director a written annual confirmation of their independence and is satisfied with their independence in accordance with the Listing Rules.

The Company maintains appropriate liability insurance to indemnify its Directors for their liabilities arising out of corporate activities. The insurance coverage is reviewed on an annual basis.

Appointment and re-election of Directors

All Directors, including the Chairman and the Chief Executive Officer, are required to retire from office by rotation and are subject to re-election by shareholders at annual general meeting once every 3 years.

Under the Company's Bye-laws, one-third of the Directors, who have served longest on the Board, must retire and be eligible for re-election at each annual general meeting. As such, no director has a term of appointment longer than 3 years. To further enhance accountability, any further re-appointment of an Independent Non-Executive Director who has served the Company's Board for more than 9 years will be subject to separate resolution to be approved by shareholders.

Directors appointed to fill casual vacancy shall hold office only until the first general meeting after their appointment, and shall be subject to re-election by shareholders.

Directors' duties

All Directors must keep abreast of their collective responsibilities as Directors and of the business and activities of the Group. As such, briefings are provided and organised to ensure that the newly appointed Directors are familiar with the role of the Board, their legal and other duties and responsibilities as Director as well as the business and corporate governance practices of the Group. The Company Secretary will continuously update all Directors on latest developments regarding the Listing Rules and other applicable regulatory requirements to ensure compliance of the same by all Directors.

Chairman and Chief Executive Officer

In order to reinforce their respective independence, accountability and responsibility, and to avoid power being concentrated in any one individual, the role of the Chairman is separate from that of the Chief Executive Officer. The Chairman of the Group is Mr. Raymond Ping-luen Kwok and the Chief Executive Officer of the Group is Mr. Douglas Li. Their respective responsibilities are clearly established and defined by the Board in writing. The Chairman is responsible for ensuring that the Board is functioning properly, with good corporate governance practices and procedures, whilst the Chief Executive Officer, supported by the executive Director and senior management, is responsible for managing the Group's businesses, including the implementation of major strategies and initiatives adopted by the Board.

Board process

The Board of Directors meets regularly at least 4 times every year. The Directors participated in person or through electronic means of communication. At least 14 days notice of all board meetings were given to all Directors, who were given an opportunity to include matters in the agenda for discussion. The finalised agenda and accompanying board papers were sent to all Directors at least 3 days prior to the meeting.

During regular meetings of the Board, the Directors discuss the overall strategy as well as the operation and financial performance of the Group. The Board has reserved for its decision or consideration matters covering overall Group strategy, major acquisitions and disposals, annual budgets, annual and interim results, approval of major capital transactions and other significant operational and financial matters. Board meetings are scheduled one year in advance to facilitate maximum attendance of Directors. All Directors are kept informed on a timely basis of major changes that may affect the Group's businesses, including relevant rules and regulations. Directors can also seek independent professional advice in performing their duties at the Company's expense, if necessary.

The Company Secretary records the proceedings of each board meeting in detail by keeping detailed minutes, including all decisions by the Board together with concerns raised and dissenting views expressed (if any). All minutes are open for inspection at any reasonable time on request by any Director.

The Board held 4 regular meetings during the financial year ended 30 June 2008. Attendance of the individual Director at Board meetings held during the year is as follows:

Directors	Number of Board meetings attended
Executive Directors	
Mr. Douglas Li *(Chief Executive Officer)*	4/4
Mr. Patrick Kai-lung Chan	4/4
Non-executive Directors	
Mr. Raymond Ping-luen Kwok *(Chairman)*	4/4
Mr. Michael Yick-kam Wong	3/4
Mr. Andrew Sing-tak So	4/4
Mr. Wing-yui Cheung	3/4
Mr. David Norman Prince	4/4
Mr. Wing-chung Yung	4/4
Independent non-executive Directors	
Dr. Eric Ka-cheung Li [1]	0/4
Mr. Leung-sing Ng	2/4
Mr. Xiang-dong Yang	2/4
Mr. Eric Fock-kin Gan	2/4
Mr. Peter David Sullivan [2]	1/1

Notes:

1. *Dr. Eric Li did not attend any of the Board meetings held during the year due to conflicts with his overseas business travelling schedules. However, Dr. Li attended and chaired all Audit Committee meetings held during the year (as shown in the section entitled "Audited Committee").*
2. *Appointed as Director on 17 April 2008.*

Board Committees

The Board has established the following committees with defined terms of reference, which are of no less exacting terms than those set out in the CG Code.

Board Supervisory Committee (the"BSC")

The Board has delegated the duties of overseeing management performance, monitoring execution of business plans and initiatives, and ensuring adherence to corporate objectives to the BSC. Members of the BSC are made up of the Chairman of the Board, the Chief Executive Officer, the Executive Director and senior executives of the Company. Non-Executive Directors are welcomed to join the BSC at their discretion.

The BSC meets regularly throughout the year on a monthly basis to review and monitor the overall strategy implementation as well as the business operation and financial performance of the Group and to properly inform the Board of the status of such operations and performance. BSC meetings are scheduled in advance to facilitate maximum attendance of Directors/members.

Remuneration Committee

The chairman of the Committee is Dr. Eric Ka-cheung Li, an Independent Non-Executive Director of the Company and other members are Mr. Leung-sing Ng and Mr. Andrew Sing-tak So (resigned on 13 June 2008). Mr. Wing-chung Yung was appointed a member of the Remuneration Committee with effect from 15 July 2008. The majority of the members of the Remuneration Committee are Independent Non-Executive Directors of the Company.

The Remuneration Committee is responsible for formulating and recommending to the Board the remuneration policy, determining the remuneration of executive directors and members of senior management of the Group, as well as reviewing and making recommendations on the Company's share option scheme, bonus structure and other compensation-related issues. The Committee consults with the Chairman and/or the Chief Executive Officer on its proposals and recommendations, and also has access to professional advice if deemed necessary by the Committee. The Committee is also provided with other resources enabling it to discharge its duties. The specific terms of reference of the Remuneration Committee is available on request and also accessible on the Company's website.

No physical meeting of the Remuneration Committee was held during the year ended 30 June 2008. A written resolution was passed and signed by all members of the Remuneration Committee during the year for approving the annual bonus to senior management.

Remuneration policy for Directors

The primary goal of the remuneration policy for executive directors and senior management is to enable the Company to retain and motivate executive directors and senior management by linking their compensation with performance as measured against corporate objectives.

The principal elements of the Company's remuneration package for executive directors and senior management include basic salary, discretionary bonus and share option. In determining guidelines for each compensation element, the Company will make reference to market remuneration surveys on companies operating in similar businesses.

The remuneration of non-executive directors, mainly comprising directors' fees, is subject to annual assessment with reference to the market standard. Reimbursement is allowed for out-of-pocket expenses incurred in connection with the performance of their duties including attendance at Company meetings.

Nomination Committee

The chairman of the Committee is Mr. Eric Fock-kin Gan, an Independent Non-Executive Director of the Company and other members are Mr. Leung-sing Ng and Mr. David Norman Prince, the majority being Independent Non-Executive Directors of the Company.

The Nomination Committee is responsible for formulating nomination policy, and making recommendations to the Board on nomination and appointment of directors and board succession. The Committee will also review the size, structure and composition of the Board. The Committee is provided with sufficient resources enabling it to discharge its duties. The specific terms of reference of the Nomination Committee is available on request and also accessible on the Company's website.

No physical meeting of the Nomination Committee was held during the year ended 30 June 2008. Two written resolutions were passed and signed by all members of the Nomination Committee during the year for recommending new appointment and re-appointment of Directors.

The Nomination Committee has reviewed and recommended the re-appointment of the retiring Directors for shareholders' approval at the forthcoming Annual General Meeting.

Audit Committee

The Audit Committee is accountable to the Board and assists the Board in meeting its responsibilities for ensuring compliance with the financial reporting obligations and corporate governance requirements as well as reviewing the effectiveness of the Company's system of internal control.

The Audit Committee, established in 1999, is currently chaired by Dr. Eric Ka-cheung Li, an Independent Non-Executive Director with professional accounting expertise, and the other members are Mr. Leung-sing Ng, Mr. Eric Fock-kin Gan and Mr. Michael Yick-kam Wong, with the majority being Independent Non-Executive Directors of the Company. The Committee members possess appropriate business or financial expertise and experience to provide relevant advice and recommendations to the Company.

The Audit Committee's primary duties include ensuring the Group's financial statements, annual and interim reports, and the auditors' report present a true and balanced assessment of the Group's financial position; reviewing the Group's financial control, internal control and risk management systems; reviewing the Group's financial and accounting policies and practices; and recommending the appointment and remuneration of external auditors. Other duties of the Audit Committee are set out in its specific terms of reference, which is available on request and also accessible on the Company's website. The Audit Committee is provided with sufficient resources enabling it to discharge its duties.

The Audit Committee met 2 times during the financial year ended 30 June 2008 to review with senior management and the Company's internal and external auditors the Group's significant internal controls and financial matters as set out in the Committee's terms of reference. The Committee's review covers the audit plans and findings of internal and external auditors, external auditor's independence, the Group's accounting principles and practices, listing rules and statutory compliance, internal controls, risk management and financial reporting matters (including the interim and annual accounts for the Board's approval).

Attendance of the individual Director at Audit Committee meetings held during the year is as follows:

Directors	Number of meetings attended
Dr. Eric Ka-cheung Li *(Chairman)*	2/2
Mr. Leung-sing Ng	2/2
Mr. Eric Fock-kin Gan	2/2
Mr. Michael Yick-kam Wong	2/2

The Audit Committee also held a meeting on 14 August 2008 and reviewed the relevant financial statements as well as the internal audit reports of the Group for the year ended 30 June 2008. The Committee was satisfied that the accounting policies and methods of computation adopted by the Group are in accordance with the current best practices in Hong Kong. The Committee found no unusual items that were omitted from the financial statements and was satisfied with the disclosures of data and explanations shown in the financial statements. The Committee was also satisfied with the internal control measures adopted by the Group.

External auditors' independence

In order to further enhance independent reporting by external auditors, part of the aforementioned meetings was attended only by the Committee members and external auditors in the absence of the management.

The nature and ratio of annual fees to external auditors for non-audit services and for audit services are subject to scrutiny by the Audit Committee. The provision of non-audit services by the external auditors requires prior approval of Audit Committee so as to ensure that the independence and objectivity of the external auditors will not be impaired. Details of the fees paid or payable to the auditors for the financial year ended 30 June 2008 are as follows:

	HK$
Total audit fee – interim review and final audit	1,852,000
Other services	588,000
Total fees	2,440,000

The Committee received written confirmation from PricewaterhouseCoopers on their independence and objectivity as required under Section 290.30 of the Hong Kong Institute of Certified Public Accountants Code of Ethics for Professional Accountants before commencement of the annual audit of the Group's financial statements for the year ended 30 June 2008.

The Committee is satisfied with the findings of their review of the audit fees, process and effectiveness, independence and objectivity of PricewaterhouseCoopers and has recommended the Board to propose a resolution of their re-appointment as the Company's external auditors at the forthcoming Annual General Meeting.

Directors' and auditors' responsibilities for the accounts

The Board is responsible for presenting a balanced, clear and comprehensible assessment of the Group's performance and prospects. The Directors are responsible for the preparation of accounts which give a true and fair view of the state of affairs and of the results and cash flows of the Group on a going concern basis. The Company's accounts are prepared in accordance with all relevant statutory requirements and applicable accounting standards. The Directors are responsible for ensuring that appropriate accounting policies are selected and applied consistently and that judgments and estimates made are prudent and reasonable. The Directors are also responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Group.

The responsibilities of the auditors for the accounts are set out in the Auditors' Report on pages 39 to 40 of this Annual Report.

Internal control

The Directors are responsible for the internal control of the Group and for reviewing its effectiveness.

The internal control system of the Group comprises a comprehensive organisational structure and delegation of authorities, with responsibilities of each business and operational units clearly defined and authorities assigned to individuals based on experience and business need.

Control procedures have been designed to safeguard assets against unauthorised use and disposition; ensure compliance with relevant laws, rules and regulations; ensure proper maintenance of accounting records for provision of reliable financial information used within the business or for publication; and to provide reasonable assurance against material misstatement, loss or fraud.

A Risk Management Committee is set up in early 2007 and is responsible for the overall risk management functions of the Group. Risk Management Framework is in place to provide a consistent approach on the risk management processes in identification, assessment, treatment and reporting of all risks identified affecting key business processes.

Internal audit plays an important role in the internal control framework. The Group has an internal audit team, staffed with 7 qualified professionals, which is an independent function reports directly to the Audit Committee and the Chief Executive Officer. The work of internal audit includes financial and operations reviews, recurring and surprise audits, fraud investigations and productivity efficiency and effectiveness reviews. Internal audit derives its annual audit plan using a risk assessment methodology and taking into account the business nature of the Group. The plan is reviewed and approved by the Audit Committee, who ensures that adequate resources are deployed and the plan objectives are adequate to cover major risks affecting the Group. In addition, there is regular dialogue with the Group's external auditors so that both are aware of the significant factors which may affect their respective scope of work.

A review of the effectiveness of the Group's system of internal control covering all material controls, including financial, operational and compliance controls and risk management functions, is conducted annually. The Directors have conducted the review of the effectiveness of the Group's internal control system for the year ended 30 June 2008 based on a framework which assesses the Group's internal control system against control environment, risk management, information and communication, and control and monitoring activities on all major business and operational processes. The examination consisted of enquiry, discussion and validation through observation and inspection. Areas of improvement have been identified and appropriate measures have been put in place to manage the risks.

With respect to procedures and internal controls for handling and dissemination of price-sensitive information, a strict prohibition on unauthorised use of confidential or insider information is included in the code of conduct of the Group. Employees who are privy or have access to unpublished price-sensitive information of the Group has also been notified on the adoption of the "Model Code for Securities Transactions by Senior Management and relevant Employees" by the Company in 2006 and on observing the restrictions pursuant to Parts XIII and XIV of the Securities and Futures Ordinance.

Compliance with Model Code for Securities Transactions

The Group adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") contained in Appendix 10 of the Listing Rules as the code of conduct regarding directors' transactions in the securities of the Company. Similar code has also been adopted for relevant employees, who may be in possession of unpublished price-sensitive information, in dealing with the Company's securities. Upon specific enquiry, each Director had confirmed that during the year ended 30 June 2008, they had fully complied with the required standard set out in the Model Code regarding securities transactions and there was no event of non-compliance.

Investor relations

To manage its relationship with investment community, the Group meets regularly with the press and financial analysts and participates frequently in other conferences and presentations. The Company also communicates to its shareholders through announcements and annual and interim reports. All such reports and announcements can also be accessed via the Company's website. The Directors, Company Secretary or other appropriate members of senior management also respond to inquiries from shareholders and investment community promptly.

Directors and Management Executives Profile

Directors

Raymond Ping-luen KWOK, *Chairman & Non-Executive Director*

Mr. Raymond Kwok (aged 55), was appointed as Director of the Group in April 1992. He holds a Master of Arts degree in Law from Cambridge University, a Master degree in Business Administration from Harvard University, an Honorary Doctorate degree in Business Administration from The Open University of Hong Kong and an Honorary Doctorate degree in Laws from The Chinese University of Hong Kong. He is Vice-Chairman and Managing Director of Sun Hung Kai Properties Limited ("SHKP"), the controlling shareholder of the Company, Chairman of SUNeVision Holdings Ltd. (a subsidiary of SHKP), a Non-Executive Director of Transport International Holdings Limited (an associate of SHKP) and USI Holdings Limited, and an Independent Non-Executive Director of Standard Chartered Bank (Hong Kong) Limited.

In civic activities, Mr. Kwok is a Director of The Real Estate Developers Association of Hong Kong, a Member of the General Committee of The Hong Kong General Chamber of Commerce, a Member of the Hong Kong Port Development Council and Vice-Chairman of the Council of The Chinese University of Hong Kong.

Douglas LI, *Executive Director & Chief Executive Officer*

Mr. Douglas Li (aged 54), is Chief Executive Officer of the Group, which he helped founded in 1992. He spent the early part of his career as a Chartered Accountant with KPMG in both London and Hong Kong. He became a corporate finance investment banker with Morgan Grenfell, following which he joined Sun Hung Kai Properties to expand its telecom and other businesses. He left the Group in 1996 to join the Asia private equity business of the Suez Group as Managing Director. Mr. Li rejoined the Group in 2001.

Patrick Kai-lung CHAN, *Executive Director*

Mr. Patrick Chan (aged 48), was appointed Director of the Group in October 1996. Mr. Chan was the manager of the Strategic Development Department of SHKP before his appointment as Executive Director of the Company in March 2002. Prior to joining SHKP in 1990, he held various positions in the areas of research and investment at leading international banking groups. From December 1994 to May 1996, he was seconded as a full-time member to the Central Policy Unit of the Hong Kong Government. Mr. Chan has over 20 years' experience in finance, investment, planning and investor relations. Mr. Chan holds a Bachelor of Economics (Hon.) degree from the University of Sydney, Australia and a Master of Economics degree from the Australian National University.

Michael Yick-kam WONG, *Non-Executive Director*

Mr. Michael Wong (aged 56), was appointed Director of the Company in October 2001. He obtained his Bachelor of Business Administration and Master of Business Administration degrees from The Chinese University of Hong Kong.

Mr. Wong has been an Executive Director of SHKP since 1996 and is currently responsible for SHKP's strategic planning, corporate development, infrastructure projects, financial investments and investor relations. Mr. Wong is Deputy Chairman of RoadShow Holdings Limited, an Executive Director of SUNeVision Holdings Ltd. and a Non-Executive Director of USI Holdings Limited.

In community service, Mr. Wong is Chairman of the Hong Kong Youth Hostels Association. He is a member of the Steering Committee on Promotion of Volunteer Service and a member of the Steering Committee on Child Development Fund of the Hong Kong Government. He is also a member of the Board of Trustees of New Asia College, The Chinese University of Hong Kong, and a member of the Council of The Open University of Hong Kong.

Directors and Management Executives Profile

Wing-yui CHEUNG, *Non-Executive Director*

Mr. Wing-yui Cheung (aged 58), was appointed Director of the Company in March 2003. Mr. Cheung is a director of a number of other publicly listed companies, namely being non-executive director of Tai Sang Land Development Limited, SUNeVision Holdings Ltd., Tianjin Development Holdings Limited and Shanghai Real Estate Limited, and being independent non-executive director of Hop Hing Holdings Limited, Agile Property Holding Limited, Ping An Insurance (Group) Company of China, Limited.

Mr. Cheung was the Vice-Chairman of the Mainland Legal Affairs Committee of the Law Society of Hong Kong until January 2006 and was a director of Po Leung Kuk. He is currently a member of the Board of Review (Inland Revenue), co-chairman of The Community Chest Corporate Challenge Organising Committee, a director of the Community Chest, Vice-Chairman of The Open University of Hong Kong and a fellow member of the Institute of Directors. Mr. Cheung received a Bachelor of Commerce degree in accountancy from the University of New South Wales, Australia and is a member of the Australian Society of CPAs. Mr. Cheung has been a practising solicitor in Hong Kong since 1979 and is a consultant of the law firm Woo, Kwan, Lee & Lo. He was admitted as a solicitor in the United Kingdom and as an advocate and solicitor in Singapore.

David Norman PRINCE, *Non-Executive Director*

Mr. David Prince (aged 57), was appointed Director of the Company in July 2005. Mr. Prince has over 15 years' experience of operating at board level in an international environment.

He was Group Finance Director of Cable and Wireless plc. until December 2003 and prior to this, spent some 12 years working in the telecommunications industry in Hong Kong, Mainland China and Asia. From 1994 to 2000 he was Finance Director and latterly Deputy Chief Executive Officer of Hong Kong Telecommunications Limited and played a key role in developing this business leading to the sale of the company to PCCW Limited in 2000. He went on to join PCCW Limited as Group Chief Financial Officer primarily focused on the integration of the companies following the acquisition, and arranging for refinancing of the group. In 2002, he left PCCW to join Cable and Wireless as Group Finance Director.

Mr. Prince is currently a non-executive director and chairman of the audit committee for Ark Therapeutics plc. – a UK based specialist healthcare group and a non-executive director and member of the audit committee of Adecco SA which is the global leader in human resources services.

Wing-chung YUNG, *Non-Executive Director*

Mr. Wing-chung Yung (aged 61), was appointed Director of the Company in April 2007. Mr. Yung is the Corporate Advisor of SHKP. He is also a director of River Trade Terminal Co. Ltd., Hung Kai Finance Company Limited, YATA Limited, Hong Kong Business Aviation Centre Limited, Airport Freight Forwarding Centre Company Limited and an alternate director to Mr. Raymond Ping-luen Kwok of Transport International Holdings Limited. Prior to his joining SHKP in 1995, Mr. Yung had many years of working experience with a U.S. Bank in various managerial positions in Hong Kong and the United States.

Thomas Hon-wah SIU, *Non-Executive Director*

Mr. Thomas Siu (aged 55), was appointed Director of the Company in July 2008. Mr. Siu is the Managing Director of Wilson Group which is a major transport infrastructure services provider in Hong Kong. Wilson Group is a wholly-owned subsidiary of SHKP. Prior to joining Wilson Group, Mr. Siu had more than 25 years experience in telecommunications and IT sectors. His experience covers finance, business operations and development. Mr. Siu holds a MPhil degree from University of Cambridge and a PhD degree in Information Systems. He is a Certified Public Accountant and is a member of the British Computer Society.

Eric Ka-cheung LI, *JP, Independent Non-Executive Director*

Dr. Eric Li (aged 55), GBS, OBE, J.P., LLD, DSocSc., B.A., FCPA (Practising), FCA, FCPA (Aust.), FCIS, was appointed Director of the Company in October 1996. Dr. Li is the senior partner of Li, Tang, Chen & Co., Certified Public Accountants, an independent non-executive director of Transport International Holdings Limited, Wong's International (Holdings) Limited, Hang Seng Bank Limited, China Resources Enterprise Limited, Roadshow Holdings Limited, Bank of Communications Co., Ltd. and Meadville Holdings Limited and a non-executive director of SHKP. Dr. Li is a member of The 11th National Committee of Chinese People's Political Consultative Conference, an advisor to Ministry of Finance on international accounting standards, a convenor cum member of the Financial Reporting Review Panel, a member of the Commission on Strategic Development, a former member of the Legislative Council of Hong Kong and Chairman of its Public Accounts Committee. He was also a past president of the Hong Kong Institute of Certified Public Accountants (formerly Hong Kong Society of Accountants).

Leung-sing NG, *JP, Independent Non-Executive Director*

Mr. Leung-sing Ng (aged 59), was appointed Director of the Company in June 1997. Mr. Ng is a member of the board of MTR Corporation Limited, Hong Kong and the Vice Chairman of The Chiyu Banking Corporation Limited.

Mr. Ng had been appointed as the Chinese Representative of the Sino-British Land Commission and the trustee of Hong Kong Government Land Fund from 1988 to 1997. He was the executive director and general manager of The China and South Sea Bank Limited, Hong Kong from 1990 to 1998. Mr. Ng is a member of the Corporate Contribution Programme Organisation Committee of the Hong Kong Community Chest since 1992. Moreover, Mr. Ng has been appointed as a member of the Hong Kong Housing Authority since 1996. Mr. Ng was a member of the Legislative Council of Hong Kong from 1996 to 2004.

Mr. Ng has been a director of Bank of China Group Charitable Foundation Limited since 1996, a member of Mandatory Provident Fund Schemes Advisory Committee since 1998, and a member of Admission of Talents Scheme Selection Committee since 1999. In the same year, Mr. Ng was a committee member of Hong Kong Council of Social Services, and a member of The Council & The Court of The Lingnan University. Mr. Ng is also a member of Fisheries Development Loan Fund Advisory Committee since 2001. He was also appointed as the Justice of the Peace in 2001. In 2004, Mr. Ng was awarded the Silver Bauhinia Star by the HKSAR government.

Xiang-dong YANG, *Independent Non-Executive Director*

Mr. Xiang-dong Yang (aged 43), was appointed Director of the Company in December 2003.

Mr. Yang has been Managing Director and Co-Head of Carlyle Asia Partners of The Carlyle Group since 2001. Prior to joining Carlyle, Mr. Yang spent 9 years at Goldman Sachs, where he was a Managing Director, Co-Head of Goldman's private equity investment arm for Asia ex-Japan and a member of its Asia Management Committee.

Mr. Yang serves on the board of China Pacific Insurance (Group) Company Limited and a number of companies in which The Carlyle Group has investments.

Mr. Yang received his B.A. in economics from Harvard University and M.B.A. from Harvard Business School.

Eric Fock-kin GAN, *Independent Non-Executive Director*

Mr. Eric Gan (aged 45), was appointed Director of the Company in December 2005. Mr. Gan is the President and Chief Operating Officer of EMOBILE Limited, the fourth 3G mobile operator in Japan. During the start-up stage of EMOBILE in 2005, Mr. Gan was the Representative Director and Chief Financial Officer of EMOBILE when he was responsible for the equity and debt financing of 390 billion yen for EMOBILE after the fourth 3G license was granted in November 2005. Following the completion of the financing project, EMOBILE has successfully launched the 3G mobile data services on March 2007.

Mr. Gan is also a co-founder of eAccess Ltd with Dr. Sachio Semmoto (CEO of eAccess and EMOBILE). During the first 3 years after the establishment of eAccess, Mr. Gan served as the Representative Director and Chief Operating Officer from 1999 to 2003. Prior to the IPO of eAccess, Mr. Gan took up the position of Representative Director and Chief Financial Officer from 2003 to 2007. eAccess has achieved the listing of the Tokyo Stock Exchange First Section (TSE1) in 2004, the fastest listing on the TSE1 ever in history. Mr. Gan was also involved in several successful M&A transactions including the acquisitions of Japan Telecom's ADSL (JDSL) business and the American On-line (AOL) business in Japan. Today, Mr. Gan still serves as a Director of the Board of eAccess.

Prior to the establishment of eAccess, Mr. Gan worked as a telecom analyst & Managing Director for Goldman Sachs Japan when he was involved in many telecommunication financing deals in Japan/Asia, including the listing of NTT DoCoMo (one of the world's largest IPOs), NTT equity tranches and many other telecom related IPO and advisory projects.

Mr. Gan was born in Hong Kong and graduated from Imperial College, University of London. Mr. Gan now lives in Japan (since 1990).

Peter David SULLIVAN, *Independent Non-Executive Director*

Mr. Peter Sullivan (aged 60), was appointed Director of the Company in April 2008. Mr. Sullivan graduated from the University of New South Wales in 1968 with a Bachelor of Science (Physical Education) degree. Mr. Sullivan joined Standard Chartered Bank (Hong Kong) Limited from September 2004 to December 2007 and served as its executive director and chief executive officer prior to his retirement. In addition, Mr. Sullivan held governance responsibility for franchises of the Standard Chartered Group in Japan, Australia, the Philippines and Bohai Bank in Tianjin, China. Mr. Sullivan held a number of other major appointments, including acting as the chairman of the Hong Kong Association of Banks and the British Chamber of Commerce. Mr. Sullivan is currently an independent non-executive director of Techtronic Industries Company Limited.

Members of Operations Committee

Stephen CHAU, *Chief Technology Officer*

Mr. Stephen Chau is a technology veteran in telecommunications with over 20 years' experience. Prior to joining the Group, he was with HK Telecom CSL for more than 6 years, responsible for radio network planning and development. From 1995 to 1996, Mr. Chau was a member of the Radio Spectrum Advisory Committee under the Office of the Telecommunications Authority. He is currently a member of the Advisory Committee on Electronic Engineering of The Chinese University of Hong Kong. He is a member of the Institute of Electrical Engineers, UK and the Institute of Engineers, Australia, as well as a Chartered Engineer of Institute of Electrical Engineers, UK. Mr. Chau holds a Bachelor degree in Electronic Engineering from The Chinese University of Hong Kong.

Rita HUI, *General Manager, Human Resources*

Ms. Rita Hui has more than 20 years' experience in human resources, administration and sales operations, as well as logistics gained from local and multi-national corporations. Ms. Hui is a member of the Education Working Party of the Hong Kong Retail Management Association. Additionally, she has been supporting the Hong Kong Baptist University for their Human Resources Management Mentoring Programme and she is also a member of the Electronics and Telecommunications Training Board of Vocational Training Council. She received her Joint Diploma in Personnel Management from the Hong Kong Polytechnic and the Hong Kong Management Association.

Alex IP, *Chief Executive Officer of SmarTone (Macau)*

Dr. Alex Ip has over 20 years' experience in international telecommunications and has been responsible for SmarTone's business in Macau since 2001. Prior to joining the Group, Dr. Ip was responsible for the development of BT (British Telecom)'s Internet and multimedia businesses and investment strategy in Asia Pacific. Dr. Ip holds a Ph.D. in Data Communications from Loughborough University in the UK and is a Chartered Engineer. He is also a member of the Institution of Engineering and Technology (IET) and the Institute of Electrical and Electronic Engineers (IEEE).

Chris LAU, *Director of Future Services*

Mr. Chris Lau has over 20 years' experience in telecommunications products and services development. Before joining the Group in 1992, he had held various product development positions in both mobile and fixed network operators in North America and Hong Kong. Mr. Lau is a Chartered Engineer and member of the Institute of Electrical Engineers, UK and Association of Professional Engineers of Ontario, Canada. Mr. Lau holds a Bachelor degree in Electrical and Electronics Engineering from the Institute of Science & Technology, University of Manchester, UK and High Diploma of Management Studies from City Polytechnic of Hong Kong.

Eric MALLIA, *Director of Marketing*

Mr. Mallia joined SmarTone-Vodafone in June 2006 and was appointed Director of Marketing in January 2007. Previously he worked for Vodafone as Global Brand Manager. He comes with 20 years strategic and operational marketing experience gained in Asia Pacific, Europe, Middle East and Africa. Prior to his four years at Vodafone, Eric worked at Cable & Wireless Mobile, Mercury Communications, BT and a host of client assignments in his capacity as an independent consultant. Eric holds a Bachelor of Sciences (Hons) from University College, London University.

Group Financial Summary

(Expressed in Hong Kong dollars in millions except per share amounts)

	2008	2007	2006	2005 (Restated)	2004 (Restated)
Consolidated profit and loss account					
Revenues	**4,073**	4,039	3,779	3,619	3,367
Profit attributable to equity holders of the Company	**276**	158	70	327	452
Earnings per share ($)	**0.48**	0.27	0.12	0.56	0.77
Dividends					
Total dividend	**276**	649	70	227	309
Total per share for the year ($)	**0.48**	0.27	0.12	0.39	0.53
Special cash dividend per share ($)	**Nil**	0.85	Nil	Nil	Nil
Consolidated balance sheet					
Non-current assets	**2,780**	2,724	2,848	3,529	3,650
Net current assets	**993**	1,641	1,351	665	484
Total assets less current liabilities	**3,773**	4,365	4,199	4,194	4,134
Non-current liabilities	**(813)**	(827)	(750)	(704)	(676)
Minority interests	**(28)**	(27)	(23)	(23)	(21)
Net assets	**2,932**	3,511	3,426	3,467	3,437
Share capital	**57**	58	58	58	58
Reserves	**2,875**	3,453	3,368	3,409	3,379
Total equity attibutable to equity holders of the Company	**2,932**	3,511	3,426	3,467	3,437

Note: The results for each of the two years ended 30 June 2004 and 2005 and the assets and liabilities as at 30 June 2004 and 2005 have been restated to reflect the effect of the adoption of HKAS 16, HKAS 38 and HKFRS 2 issued by HKICPA.

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22/F, Prince's Building
Central, Hong Kong

To the shareholders of **SmarTone Telecommunications Holdings Limited**
(Incorporated in Bermuda with limited liability)

We have audited the consolidated financial statements of SmarTone Telecommunications Holdings Limited (the "Company") and its subsidiaries (together, the "Group") set out on pages 41 to 90, which comprise the consolidated and Company balance sheets as at 30 June 2008, and the consolidated profit and loss account, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Directors' responsibility for the financial statements

The directors of the Company are responsible for the preparation and the true and fair presentation of these consolidated financial statements in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the disclosure requirements of the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit and to report our opinion solely to you, as a body, in accordance with Section 90 of the Companies Act 1981 of Bermuda and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 30 June 2008 and of the Group's profit and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 28 August 2008

Consolidated Profit and Loss Account

For the year ended 30 June 2008
(Expressed in Hong Kong dollars)

	Note	**2008** **$000**	2007 $000
Mobile services		**3,432,943**	3,146,057
Mobile telephone and accessory sales		**640,479**	892,865
Revenues	6	**4,073,422**	4,038,922
Cost of inventories sold and services provided		**(1,324,071)**	(1,532,749)
Network costs		**(667,841)**	(614,831)
Staff costs		**(429,727)**	(395,119)
Sales and marketing expenses		**(269,010)**	(281,451)
Rental and utilities		**(154,802)**	(143,406)
Other operating expenses		**(140,264)**	(131,007)
Depreciation, amortisation and loss on disposal		**(743,392)**	(757,047)
Operating profit		**344,315**	183,312
Finance income	7	**76,603**	99,570
Finance costs	8	**(83,598)**	(78,293)
Profit before income tax	9	**337,320**	204,589
Income tax expense	10(a)	**(31,342)**	(27,664)
Profit after income tax		**305,978**	176,925
Attributable to:			
Equity holders of the Company		**275,755**	157,563
Minority interests		**30,223**	19,362
		305,978	176,925
Earnings per share for profit attributable to the equity holders of the Company during the year (expressed in cents per share)	15		
Basic		**47.8**	27.1
Diluted		**47.8**	27.1
Dividends	16		
Interim dividend paid		**161,115**	—
Final dividend proposed		**114,572**	156,387
Special cash dividend proposed		**–**	492,329
		275,687	648,716

The notes on pages 49 to 90 are an integral part of these consolidated financial statements.

Consolidated Balance Sheet

At 30 June 2008
(Expressed in Hong Kong dollars)

	Note	2008 $000	2007 $000
Non-current assets			
Fixed assets	17	**1,846,948**	1,832,045
Interest in an associate	19	**1,812**	1,812
Financial investments	20	**95,823**	58,854
Intangible assets	21	**780,509**	783,925
Deposits and prepayments – non-current portion	22	**55,275**	47,673
		2,780,367	2,724,309
Current assets			
Inventories	23	**68,401**	75,066
Financial investments	20	**—**	31,340
Trade receivables	22	**201,351**	179,418
Deposits and prepayments – current portion	22	**103,317**	82,078
Other receivables	22	**52,708**	31,143
Cash and bank balances	24	**1,636,501**	2,316,455
		2,062,278	2,715,500
Current liabilities			
Trade payables	25	**161,766**	154,984
Other payables and accruals	25	**663,110**	711,787
Current income tax liabilities	10(c)	**64,646**	31,612
Customers' deposits		**26,897**	31,312
Deferred income		**79,788**	79,549
Mobile licence fee liabilities – current portion	27	**73,500**	65,895
		1,069,707	1,075,139
Net current assets		**992,571**	1,640,361
Total assets less current liabilities		**3,772,938**	4,364,670
Non-current liabilities			
Asset retirement obligations		**52,687**	47,587
Mobile licence fee liabilities – non-current portion	27	**656,739**	649,809
Deferred income tax liabilities	26	**103,960**	129,613
Net assets		**2,959,552**	3,537,661
Capital and reserves			
Share capital	28	**57,312**	58,018
Reserves		**2,874,327**	3,452,526
Total equity attributable to equity holders of the Company		**2,931,639**	3,510,544
Minority interests		**27,913**	27,117
Total equity		**2,959,552**	3,537,661

Raymond Kwok Ping-luen
Director
28 August 2008

Douglas Li
Director
28 August 2008

The notes on pages 49 to 90 are an integral part of these consolidated financial statements.

Balance Sheet

At 30 June 2008
(Expressed in Hong Kong dollars)

	Note	**2008**	2007
		$000	$000
Non-current assets			
Investments in subsidiaries	18(a)	**939,189**	939,189
Current assets			
Amount due from a subsidiary	18(b)	**3,455,962**	2,871,756
Prepayments	22	**214**	161
Other receivables	22	**1,669**	2,312
Cash and bank balances	24	**330,514**	322,917
		3,788,359	3,197,146
Current liabilities			
Amount due to a subsidiary	18(c)	**1,246,769**	403,845
Other payables and accruals	25	**2,853**	2,251
		1,249,622	406,096
Net current assets		**2,538,737**	2,791,050
Net assets		**3,477,926**	3,730,239
Capital and reserves			
Share capital	28	**57,312**	58,018
Reserves		**3,420,614**	3,672,221
Total equity attributable to equity holders of the Company		**3,477,926**	3,730,239

Raymond Kwok Ping-luen
Director
28 August 2008

Douglas Li
Director
28 August 2008

The notes on pages 49 to 90 are an integral part of these consolidated financial statements.

Consolidated Cash Flow Statement

For the year ended 30 June 2008
(Expressed in Hong Kong dollars)

	Note	**2008**	2007
		$000	$000
Cash flows from operating activities			
Profit before income tax		**337,320**	204,589
Adjustments for:			
Depreciation	17	**450,388**	468,728
Amortisation of intangible assets	21	**283,654**	275,515
Loss on disposal of fixed assets (note below)		**9,350**	12,804
Finance income		**(76,603)**	(99,570)
Finance costs		**83,598**	78,293
Recognition of share-based payments		**21**	866
Net exchange loss/(gain)		**1,367**	(4,617)
		1,089,095	936,608
Changes in working capital			
Decrease in inventories		**6,665**	4,506
Increase in trade receivables, deposits, prepayments and other receivables		**(74,789)**	(34,432)
Increase in trade and other payables, accruals, customers' deposits and deferred income		**14,778**	62,192
Cash generated from operations		**1,035,749**	968,874
Interest paid		**(2)**	(2)
Income tax paid		**(23,961)**	(27,464)
Net cash generated from operating activities		**1,011,786**	941,408
Cash flows from investing activities			
Payment for purchase of fixed assets		**(533,857)**	(391,645)
Proceeds from disposal of fixed assets (note below)		**705**	551
Payment for available-for-sale financial assets	20(a)	**–**	(674)
Payment of mobile licence fees		**(65,895)**	(52,407)
Payment for purchase of held-to-maturity debt securities	20(b)	**(40,726)**	—
Distributions from available-for-sale financial assets	20(a)	**12,188**	—
Proceeds from held-to-maturity debt securities upon maturity	20(b)	**31,340**	660,238
Additions of handset subsidies		**(280,238)**	(193,428)
Interest received		**79,025**	96,552
Net cash (used in)/generated from investing activities		**(797,458)**	119,187

	Note	**2008** **$000**	2007 $000
Cash flows from financing activities			
Repayment of loan from a minority interest		**–**	(9,515)
Payment for repurchase of shares		**(64,249)**	(22,082)
Proceeds from shares issued under share option scheme		**8,811**	248
Increase in pledged bank deposits		**(8,764)**	(3,663)
Dividends paid to the Company's equity holders		**(809,408)**	(69,935)
Dividends paid to a minority interest		**(29,427)**	(6,525)
Net cash used in financing activities		**(903,037)**	(111,472)
Net (decrease)/increase in cash and cash equivalents		**(688,709)**	949,123
Cash and cash equivalents at 1 July		**1,992,060**	1,038,530
Effect of foreign exchange rates changes		**(9)**	4,407
Cash and cash equivalents at 30 June	24	**1,303,342**	1,992,060

In the consolidated cash flow statement, proceeds from disposal of fixed assets comprise:

	2008 **$000**	2007 $000
Net book amount of disposed fixed assets (note 17)	**10,055**	13,355
Loss on disposal of fixed assets	**(9,350)**	(12,804)
Proceeds from disposal of fixed assets	**705**	551

The notes on pages 49 to 90 are an integral part of these consolidated financial statements.

Consolidated Statement of Changes in Equity

For the year ended 30 June 2008
(Expressed in Hong Kong dollars)

	Attributable to equity holders of the Company										
	Share capital $000	Share premium $000	Revaluation reserve $000	Capital redemption reserve $000	Contributed surplus $000	Employee share-based compen-sation reserve $000	Exchange reserve $000	Retained profits $000	Total $000	Minority interests $000	Total $000
Group											
At 1 July 2006	58,279	—	—	2,690	2,371,112	14,864	270	978,327	3,425,542	23,795	3,449,337
Revaluation surplus of financial investments	—	—	17,899	—	—	—	—	—	17,899	—	17,899
Currency translation differences	—	—	—	—	—	—	443	—	443	—	443
Net income recognised directly in equity	58,279	—	17,899	2,690	2,371,112	14,864	713	978,327	3,443,884	23,795	3,467,679
Profit for the year	—	—	—	—	—	—	—	157,563	157,563	19,362	176,925
Total recognised income and expense for 2007	58,279	—	17,899	2,690	2,371,112	14,864	713	1,135,890	3,601,447	43,157	3,644,604
Employee share-based compensation	—	—	—	—	—	866	—	—	866	—	866
Repurchase of shares	(264)	—	—	264	(21,818)	—	—	(264)	(22,082)	—	(22,082)
Issue of shares	3	270	—	—	—	(25)	—	—	248	—	248
Repayment of loan	—	—	—	—	—	—	—	—	—	(9,515)	(9,515)
Payment of 2007 interim dividend to a minority interest	—	—	—	—	—	—	—	—	—	(6,525)	(6,525)
Payment of 2006 final dividend	—	—	—	—	—	—	—	(69,935)	(69,935)	—	(69,935)
At 30 June 2007	58,018	270	17,899	2,954	2,349,294	15,705	713	1,065,691	3,510,544	27,117	3,537,661

	Attributable to equity holders of the Company										
	Share capital $000	Share premium $000	Revaluation reserve $000	Capital redemption reserve $000	Contributed surplus $000	Employee share-based compen-sation reserve $000	Exchange reserve $000	Retained profits $000	Total $000	Minority interests $000	Total $000
Group											
At 1 July 2007	58,018	270	17,899	2,954	2,349,294	15,705	713	1,065,691	3,510,544	27,117	3,537,661
Revaluation surplus of financial investments	—	—	8,402	—	—	—	—	—	8,402	—	8,402
Currency translation differences	—	—	—	—	—	—	1,763	—	1,763	—	1,763
Net income recognised directly in equity	58,018	270	26,301	2,954	2,349,294	15,705	2,476	1,065,691	3,520,709	27,117	3,547,826
Profit for the year	—	—	—	—	—	—	—	275,755	275,755	30,223	305,978
Total recognised income and expense for 2008	58,018	270	26,301	2,954	2,349,294	15,705	2,476	1,341,446	3,796,464	57,340	3,853,804
Employee share-based compensation	—	—	—	—	—	21	—	—	21	—	21
Repurchase of shares	(804)	—	—	804	(63,445)	—	—	(804)	(64,249)	—	(64,249)
Issue of shares	98	10,642	—	—	—	(1,929)	—	—	8,811	—	8,811
Payment of 2007 final dividend to a minority interest	—	—	—	—	—	—	—	—	—	(3,113)	(3,113)
Payment of 2008 interim dividend to a minority interest	—	—	—	—	—	—	—	—	—	(26,314)	(26,314)
Payment of 2007 final and special cash dividends	—	—	—	—	—	—	—	(648,366)	(648,366)	—	(648,366)
Payment of 2008 interim dividend	—	—	—	—	—	—	—	(161,042)	(161,042)	—	(161,042)
At 30 June 2008	**57,312**	**10,912**	**26,301**	**3,758**	**2,285,849**	**13,797**	**2,476**	**531,234**	**2,931,639**	**27,913**	**2,959,552**

The notes on pages 49 to 90 are an integral part of these consolidated financial statements.

Statement of Changes in Equity

For the year ended 30 June 2008
(Expressed in Hong Kong dollars)

	Share capital $000	Share premium $000	Capital redemption reserve $000	Contributed surplus $000	Retained profits $000	Total $000
Company						
At 1 July 2006	58,279	—	2,690	3,110,301	596,985	3,768,255
Profit for the year	—	—	—	—	53,753	53,753
Total recognised income and expense for 2007	58,279	—	2,690	3,110,301	650,738	3,822,008
Repurchase of shares	(264)	—	264	(21,818)	(264)	(22,082)
Issue of shares	3	270	—	—	(25)	248
Payment of 2006 final dividend	—	—	—	—	(69,935)	(69,935)
At 30 June 2007	58,018	270	2,954	3,088,483	580,514	3,730,239
At 1 July 2007	58,018	270	2,954	3,088,483	580,514	3,730,239
Profit for the year	—	—	—	—	612,533	612,533
Total recognised income and expense for 2008	58,018	270	2,954	3,088,483	1,193,047	4,342,772
Repurchase of shares	(804)	—	804	(63,445)	(804)	(64,249)
Issue of shares	98	10,642	—	—	(1,929)	8,811
Payment of 2007 final and special cash dividends	—	—	—	—	(648,366)	(648,366)
Payment of 2008 interim dividend	—	—	—	—	(161,042)	(161,042)
At 30 June 2008	**57,312**	**10,912**	**3,758**	**3,025,038**	**380,906**	**3,477,926**

Under the Companies Act 1981 of Bermuda (as amended), the contributed surplus account is distributable to equity holders.

The notes on pages 49 to 90 are an integral part of these consolidated financial statements.

1. General information

SmarTone Telecommunications Holdings Limited (the "Company") and its subsidiaries (together, the "Group") is principally engaged in the provision of mobile services and the sale of mobile telephones and accessories in Hong Kong and Macau.

The Company is a limited liability company incorporated in Bermuda. The address of its head office and principal place of business is 31/F, Millennium City 2, 378 Kwun Tong Road, Kwun Tong, Hong Kong.

The Company has its primary listing on The Stock Exchange of Hong Kong Limited (the "HKSE").

These consolidated financial statements are presented in thousands of units of Hong Kong dollars (HK$000), unless otherwise stated. These consolidated financial statements have been approved for issue by the board of directors on 28 August 2008.

2. Summary of significant accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

3. Basis of preparation

The consolidated financial statements of the Company have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS"). The consolidated financial statements have been prepared under the historical cost convention, except for certain financial assets which are carried at fair values.

The preparation of financial statements in conformity with HKFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in note 4.

a The adoption of new or revised HKFRS

For the year ended 30 June 2008, the Group adopted the new standards, amendments to published standards and interpretations of HKFRS below, which are relevant to its operations.

HKAS 1 (Amendment)	Presentation of Financial Statements – Capital Disclosure
HKFRS 7	Financial Instruments: Disclosure
HK (IFRIC) – INT 10	Interim Financial Reporting and Impairment
HK (IFRIC) – INT 11	HKFRS 2 – Group and Treasury Share Transactions

The adoption of Amendment to HKAS 1, HKFRS 7, and HK (IFRIC) Interpretation 10 and 11 did not have a material impact on the Group's financial statements other than on increase in disclosure. In summary:

- The amendments to HKFRS 7 and complementary amendment to HKAS 1 introduce new disclosures relating to financial instruments and does not have any impact on the classification and valuation of the Group's financial instruments, or the disclosures relating to taxation and trade and other payables.

- HK (IFRIC) – INT 10 prohibits the impairment losses recognised in an interim period on goodwill and investment in equity instruments and in financial assets carried at cost to be reversed at a subsequent balance sheet date. This standard does not have any impact on the Group's financial statements.

- HK (IFRIC) – INT 11 provides guidance on whether share-based transactions involving treasury shares or involving Group entities should be accounted for as equity-settled or cash-settled share-based payment transactions in the stand-alone accounts of the parent and group companies. The interpretation does not have any impact on the Group's financial statements.

(Expressed in Hong Kong dollars)

3. Basis of preparation *(Continued)*

a The adoption of new or revised HKFRS *(Continued)*

Certain new standards, amendments and interpretations to existing standards have been published that are mandatory for the Group's accounting policies beginning on or after 1 July 2008 or later periods but which the Group has not early adopted, are as follows:

HKAS 1 (Revised)	Presentation of Financial Statements [1]
HKAS 32 and HKAS 1 Amendments	Puttable Financial Instruments and Obligations Arising on Liquidation [1]
HKAS 23 (Revised)	Borrowing Costs [1]
HKAS 27 (Revised)	Consolidated and Separate Financial Statements [2]
HKFRS 2 (Amendment)	Share-based Payment Vesting Conditions and Cancellations [1]
HKFRS 3 (Revised)	Business Combination [2]
HKFRS 8	Operating Segments [1]
HK (IFRIC) – INT 12	Service Concession Arrangements [3]
HK (IFRIC) – INT 13	Customer Loyalty Programmes [4]
HK (IFRIC) – INT 14	HKAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction [3]

[1] Effective for annual periods beginning on or after 1 January 2009.
[2] Effective for annual periods beginning on or after 1 July 2009.
[3] Effective for annual periods beginning on or after 1 January 2008.
[4] Effective for annual periods beginning on or after 1 July 2008.

Except for the following new standards, amendments and interpretations, these new standards, amendments and interpretations are not relevant to the Group:

HKAS 1 (Revised), "Presentation of Financial Statements"

HKAS 1 (Revised) requires all owner changes in equity to be presented in a statement of changes in equity. All comprehensive income is presented in one statement of comprehensive income or in two statements (a separate income statement and a statement of comprehensive income). It requires presenting a statement of financial position as at the beginning of the earliest comparative period in a complete set of financial statements when there are retrospective adjustments or reclassification adjustments. However, it does not change the recognition, measurement or disclosure of specific transactions and other events required by other HKFRSs. The Group will apply HKAS 1 (Revised) from 1 July 2009.

HKAS 23 (Revised), "Borrowing Costs"

The amendment requires an entity to capitalise borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset (one that takes a substantial period of time to get ready for use or sale) as part of the cost of that asset. The option of immediately expensing those borrowing costs will be removed. The Group will apply HKAS 23 (Revised) from 1 July 2009 but is currently not applicable to the Group as there are no qualifying assets.

HKAS 27 (Revised), "Consolidated and Separate Financial Statements"

The amendment requires non-controlling interests (i.e. minority interests) to be presented in the consolidated statement of financial position within equity, separately from the equity of the owners of the parent. Total comprehensive income must be attributed to the owners of the parent and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance. Changes in a parent's ownership interest in a subsidiary that do not result in the loss of control are accounted for within equity. When control of a subsidiary is lost, the assets and liabilities and related equity components of the former subsidiary are derecognised. Any gain or loss is recognised in profit or loss. Any investment retained in the former subsidiary is measured at its fair value at the date when control is lost. The Group will apply HKAS 27 (Revised) from 1 July 2009.

3. Basis of preparation *(Continued)*

a The adoption of new or revised HKFRS *(Continued)*

HKFRS 2 Amendment, "Share-based Payment Vesting Conditions and Cancellations"

The amendment clarifies the definition of "vesting conditions" and specifies the accounting treatment of "cancellations" by the counterparty to a share-based payment arrangement. Vesting conditions are service conditions (which require a counterparty to complete a specified period of service) and performance conditions (which require a specified period of service and specified performance targets to be met) only. All "non-vesting conditions" and vesting conditions that are market conditions shall be taken into account when estimating the fair value of the equity instruments granted. All cancellations are accounted for as an acceleration of vesting and the amount that would otherwise have been recognised over the remainder of the vesting period is recognised immediately. The Group will apply HKFRS 2 (Amendment) from 1 July 2010 and this standard does not have significant impact on the results of operations of the Group.

HKFRS 8, "Operating Segments"

HKFRS 8 replaces HKAS 14. The new standard requires a 'management approach', under which segment information is presented on the same basis as that used for internal reporting purposes. The Group will apply HKFRS 8 from 1 July 2009. The Group has already commenced on assessment of the impact of this new standard, but is not yet in a position to state whether this new standard would have a significant impact on its results of operations and financial position.

b Consolidation

The consolidated financial statements include the financial statements of the Company and all its subsidiaries made up to 30 June.

Subsidiaries are entities over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

Inter-company transactions, balances and unrealised gains on transactions between Group companies are eliminated. Unrealised losses are also eliminated but considered an impairment indicator of an impairment of the assets transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

The gain or loss on the disposal of a subsidiary represents the difference between the proceeds of the sale and the Group's share of its net assets together with any unamortised goodwill or goodwill taken to reserves and which was not previously charged or recognised in the consolidated profit and loss account and any related accumulated foreign currency translation reserve.

Minority interests represent the interests of outside shareholders in the operating results and net assets of subsidiaries.

In the Company's balance sheet, the investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

3. Basis of preparation *(Continued)*

c An associate

An associate is an entity over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting and are initially recognised at cost.

The Group's share of its associates' post-acquisition profits or losses is recognised in the consolidated profit and loss account, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured long-term receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealised gains on transactions between the Group and its associate are eliminated to the extent of the Group's interest in the associate. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the assets transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

In the Company's balance sheet, the investment in an associate is stated at cost less provision for impairment losses. The results of the associate are accounted for by the Company on the basis of dividends received and receivable.

d Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

e Foreign currency translation

(i) Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the "Functional Currency"). The consolidated financial statements are presented in Hong Kong dollars, which is the Company's Functional Currency and presentation currency.

(ii) Transactions and balances

Foreign currency transactions are translated into the Functional Currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the consolidated profit and loss account.

Changes in the fair value of monetary securities denominated in foreign currency classified as available-for-sale are analysed between translation differences resulting from changes in the amortised cost of the security, and other changes in the carrying amount of the security. Translation differences are recognised in the consolidated profit and loss account, and other changes in carrying amount are recognised in equity.

Translation differences on non-monetary financial assets and liabilities are reported as part of the fair value gain or loss. Translation differences on non-monetary financial assets such as equities classified as available-for-sale are included in the fair value reserve in equity.

3. Basis of preparation *(Continued)*

e Foreign currency translation *(Continued)*

(iii) Group companies

The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a Functional Currency different from the presentation currency are translated into the presentation currency as follows:

a. assets and liabilities for each consolidated balance sheet presented are translated at the closing rate at the date of that balance sheet;

b. income and expenses for each consolidated profit and loss account are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

c. all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign operations, and of borrowings and other currency instruments designated as hedges of such investments, are taken to equity attributable to equity holders of the Company. When a foreign operation is sold, exchange differences that were recorded in equity are recognised in the consolidated profit and loss account as part of the gain or loss on sale.

f Intangible assets

Intangible assets are stated in the consolidated balance sheet at cost less accumulated amortisation (where the estimated useful life is other than indefinite) and impairment losses as described in note 3 (i).

(i) Mobile licence fees

A mobile carrier licence, which is a right to establish and maintain a telecommunication network and to provide mobile services in Hong Kong, is recorded as an intangible asset. Upon the issue of the third generation licence (the "3G Licence"), renewal of the Global System for Mobile communications licence (the "GSM Licence") and Personal Communications Services Licence (the "PCS Licence") the cost thereof, which is the discounted value of the minimum annual fees payable over the licence period of 15 years and directly attributable costs of preparing the asset for its intended use, is recorded together with the related obligations. Amortisation is provided on the straight-line basis over the remaining licence period from the date when the asset is ready for its intended use.

The difference between the discounted value and the total of the minimum annual fee payments represents the effective cost of financing and, accordingly, for the period prior to the asset being ready for its intended use, is capitalised as part of the intangible asset consistent with the policy for borrowing costs as set out in note 3 (o). Subsequent to the date when the asset is ready for its intended use, such finance costs will be charged to the consolidated profit and loss account in the year in which they are incurred.

Variable annual payments on top of the minimum annual payments, if any, are recognised in the consolidated profit and loss account as incurred.

(ii) Handset subsidies

Handset subsidies provided to customers are deferred and amortised on a straight-line basis over the minimum enforceable contractual periods. In the event that a customer terminates the contract prior to the end of the minimum enforceable contractual period, the unamortised handset subsidies will be written off.

3. Basis of preparation *(Continued)*

g Fixed assets

Fixed assets are stated at historical cost less accumulated depreciation and accumulated impairment losses. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are expensed in the consolidated profit and loss account during the financial period in which they are incurred.

Depreciation of fixed assets is calculated using the straight-line method to allocate cost to their residual values over their estimated useful lives. The principal annual rates are as follows:

Leasehold improvements	Over the lease term
Network and testing equipment	10% – 50%
Computer, billing and office telephone equipment	20% – 33 1/3%
Other fixed assets	20% – 33 1/3%

The cost of the network comprises assets and equipment of the digital mobile radio telephone network purchased at cost. Depreciation of each part of the network commences from the date of launch of the relevant services.

No depreciation is provided for any part of the network under construction, including the equipment therein.

Other fixed assets comprise motor vehicles, equipment, furniture and fixtures.

The assets' carrying values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount (note 3 (i)).

Gains and losses on disposals are determined by comparing proceeds with carrying amounts. These are included in the consolidated profit and loss account.

3. Basis of preparation *(Continued)*

h Leased assets

Leases of assets under which the lessee assumes substantially all the risks and benefits of ownership are classified as finance leases. Leases of assets under which the lessor has not transferred all the risks and benefits of ownership are classified as operating leases.

(i) Assets acquired under finance leases

Where the Group acquires the use of assets under finance leases, the amounts representing the fair value of the leased asset, or if lower, the present value of the minimum lease payments, of such assets are included in fixed assets and the corresponding liabilities, net of finance charges, are recorded as obligations under finance leases. Finance charges implicit in the lease payments are charged to the consolidated profit and loss account over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period.

Assets acquired under finance leases are depreciated over the shorter of their estimated useful lives and the lease periods. Impairment losses are accounted for in accordance with the accounting policy as set out in note 3 (i).

(ii) Operating lease charges

Where the Group has the use of assets under operating leases, payments made under the leases are charged to the consolidated profit and loss account on a straight-line basis over the periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognised in the consolidated profit and loss account as an integral part of the aggregate net lease payments made.

i Impairment of non-financial assets

Assets that have an indefinite useful life are not subject to amortisation, which are tested at least annually for impairment and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

3. Basis of preparation *(Continued)*

j Financial assets

The Group classifies its financial assets in the following categories: loans and receivables, held-to-maturity debt securities, and available-for-sale financial assets. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

(i) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the balance sheet date, which are classified as non-current assets. Loans and receivables are classified as "trade and other receivables" in the consolidated balance sheet (note 3 (l)).

(ii) Held-to-maturity debt securities

Held-to-maturity debt securities are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group's management has the positive intention and ability to hold to maturity. Held-to-maturity debt securities are initially recognised at costs on settlement date – the date on which the Group settle the purchase or sale of assets. If the Group were to sell or reclassify other than an insignificant amount of held-to-maturity debt securities, the whole category would be tainted and reclassified as available-for-sale financial assets. Held-to-maturity debt securities are included in non-current assets, except for those with maturities less than 12 months from the balance sheet date, which are classified as current assets.

The Group assess at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of debt securities, a significant or prolonged deterioration of credit rating is considered as an indicator that the held-to-maturity debt securities are impaired. If any such evidence exists for held-to-maturity debt securities, the loss (measured as the difference between the amortised cost and the current fair value) is recognised in the consolidated profit and loss account.

(iii) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

Regular way purchases and sales of investments are recognised on trade-date – the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Investments are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Available-for-sale financial assets are subsequently carried at fair value. Loans and receivables and held-to-maturity debt securities are carried at amortised cost using the effective interest method.

3. Basis of preparation *(Continued)*

j Financial assets *(Continued)*

(iii) Available-for-sale financial assets *(Continued)*

Changes in the fair value of monetary securities denominated in a foreign currency and classified as available-for-sale are analysed between translation differences resulting from changes in amortised cost of the security and other changes in the carrying amount of the security. The translation differences are recognised in the consolidated profit and loss account, and other changes in carrying amount are recognised in equity. Changes in the fair value of monetary securities classified as available-for-sale and non-monetary securities classified as available-for-sale are recognised in equity.

When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments recognised in equity are included in the consolidated profit and loss account as "gains or losses from investment securities". Interest on available-for-sale securities calculated using the effective interest method is recognised in the consolidated profit and loss account. Dividends on available-for-sale equity instruments are recognised in the consolidated profit and loss account when the Group's right to receive payments is established.

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value by using valuation techniques. These include the use of recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models, making maximum use of market inputs and relying as little as possible on entity-specific inputs.

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered an indicator that the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss (measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in the consolidated profit and loss account) is removed from equity and recognised in the consolidated profit and loss account. Impairment losses recognised in the consolidated profit and loss account on equity instruments are not reversed through the consolidated profit and loss account. Impairment testing of trade receivables is described in note 3 (l).

k Inventories

Inventories, comprising handsets and accessories, are stated at the lower of cost and net realisable value. Cost is calculated on the weighted average basis. Net realisable value is the estimated selling price in the ordinary cause of business, less applicable variable selling expense.

l Trade and other receivables

Trade and other receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of trade and other receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognised in the consolidated profit and loss account within "other operating expenses".

3. Basis of preparation *(Continued)*

m Cash and cash equivalents

In the consolidated cash flow statement, cash and cash equivalents comprise cash at bank and on hand, deposits held at call with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to insignificant risk of changes in value, having been within three months of maturity at acquisition. Bank overdrafts that are repayable on demand and form an integral part of the group's cash management are also included. Bank overdrafts are shown within borrowings in current liabilities in the consolidated balance sheet.

n Share capital

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

o Borrowings and borrowing costs

Borrowings are recognised initially at fair value, net of transaction costs incurred. Transaction costs are incremental costs that are directly attributable to the acquisition, issue or disposal of a financial asset or financial liability, including fees and commissions paid to agents, advisers, brokers and dealers, levies by regulatory agencies and securities exchanges, and transfer taxes and duties. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the consolidated profit and loss account over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

Borrowing costs are expensed in the profit and loss account in the period in which they are incurred, except to the extent that they are capitalised as being directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to get ready for its intended use or sale.

The capitalisation of borrowing costs as part of the cost of a qualifying asset commences when expenditure for the asset is being incurred, borrowing costs are being incurred and activities that are necessary to prepare the asset for its intended use or sale are in progress. Capitalisation of borrowing costs is suspended or ceases when substantially all the activities necessary to prepare the qualifying asset for its intended use or sale are interrupted or complete.

p Deferred income tax

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred income tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and an associate, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

3. Basis of preparation *(Continued)*

q Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of a past events, it is more likely than not that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Provisions are not recognised for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of the expenditure expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognised as interest expense.

r Employee benefits

(i) Employee leave entitlements

Employee entitlements to annual leave are recognised when they accrue to employees. A provision is made for the estimated liability of annual leave arising from services rendered by employees up to the balance sheet date.

Employee entitlements to sick leave, maternity or paternity leave and marriage leave are not recognised until the time of leave.

(ii) Bonus plans

The Group recognises a liability and an expense for bonuses, based on a formula that takes into consideration the profit attributable to the equity holders of the Company after certain adjustments. The Group recognises a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

(iii) Retirement benefits

The Group operates defined contribution retirement schemes (including Mandatory Provident Funds) for its employees, the assets of which are generally held in separate trustee-administered funds. The schemes are generally funded by payments from the relevant Group companies.

Contributions to defined contribution plans, including contributions to Mandatory Provident Funds as required under the Hong Kong Mandatory Provident Fund Schemes Ordinance, are recognised as an expense in the consolidated profit and loss account as incurred.

(iv) Share-based compensation

The Group operates an equity-settled, share-based compensation plan. The fair value of the employee services received in exchange for the grant of the options is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted, excluding the impact of any non-market vesting conditions (for example, profitability and sales growth targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the entity revises its estimates of the number of options that are expected to become exercisable. It recognises the impact of the revision of original estimates, if any, in the consolidated profit and loss account with a corresponding adjustment to equity.

The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and the share premium when the options are exercised.

3. Basis of preparation *(Continued)*

s Contingent assets and liabilities

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain events not wholly within the control of the Group.

Contingent assets are not recognised but are disclosed in the notes to the financial statements when an inflow of economic benefits is probable. When inflow is virtually certain, an asset is recognised.

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the financial statements. When a change in the probability of an outflow occurs so that outflow is probable, it will then be recognised as a provision.

t Revenue recognition

Revenue comprises the fair value of the considerations received or receivable for the sale of goods and services in the ordinary course of the Group's activities. Revenue is shown net of return, rebates and discounts and after eliminating sales within the Group.

Revenue is recognised in the consolidated profit and loss account as follows:

(i) Sale of goods

Revenue from the sale of goods is recognised on the transfer of risks and rewards of ownership, which generally coincides with the time when the goods are delivered to customers and title has passed and collectibility of the related receivables is reasonably assured.

(ii) Mobile services

Revenue from mobile services is measured based on the usage of the Group's telecommunications network and facilities and is recognised when the services are rendered. Mobile service revenue in respect of standard service plans billed in advance is deferred and included under deferred income.

(iii) Interest income

Interest income is recognised on a time-proportion basis using the effective interest method. When a receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at original effective interest rate of the instrument, and continuous unwinding the discount as interest income.

(iv) Dividend income

Dividend income is recognised when the right to receive payment is established.

3. Basis of preparation *(Continued)*

u Dividend distribution

Dividend distribution to the equity holders of the Company is recognised as a liability in the financial statements of the Group in the period in which the dividends are approved by the equity holders of the Company.

v Related parties

For the purposes of these financial statements, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

4 Critical accounting estimates and judgements

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

a Useful lives of fixed assets

The fixed assets used in the network are long-lived but may be subject to technical obsolescence. The annual depreciation charges are sensitive to the estimated economic useful lives the Group allocates to each type of fixed assets. Management performs annual reviews to assess the appropriateness of their estimated economic useful lives. Such reviews take into account the technological changes, prospective economic utilisation and physical condition of the assets concerned. The useful lives are estimated at the time the purchases are made after considering the future technology changes, business developments and the Group's strategies. Should there be unexpected adverse changes in the circumstances or events, the Group assesses the need to shorten the useful lives and/or make impairment provisions. Indications of these unexpected adverse changes include declines in projected operating results, negative industry or economic trends and rapid advancement in technology.

b Asset retirement obligations

The Group evaluates and recognises, on a regular basis, the fair value of fixed assets and obligations which arise from future reinstatement of leased properties upon end of lease terms. To establish the fair values of the asset retirement obligations, estimates and judgement are applied in determining these future cash flows and the discount rate. Management estimates the future cash flows based on certain assumptions, such as the types of leased properties, probability of renewal of lease terms and restoration costs. The discount rate used is referenced to the Group's historical weighted average cost of capital.

c Impairment of assets

At each balance sheet date, the Group performs an impairment assessment of fixed assets and intangible assets.

Management judgement is required in the area of asset impairment, particularly in assessing whether (1) an event has occurred that may affect asset values; (2) the carrying value of an asset can be supported by the net present value of future cash flows from the assets using estimated cash flow projections; and (3) the cash flow is discounted using an appropriate rate. Changing the assumptions selected by management to determine the level, if any, of impairment, including the discount rates or the growth rate assumption in the cash flows projections, could significantly affect the Group's reported financial condition and results of operations.

5. Financial risk management

This section presents information about the Group's management and control of financial risks. The major types of financial risk to which the Group was exposed include market risk, credit risk and liquidity risk. The Group's treasury policy, approved from time to time by the board of directors, is designed to minimise the Group's exposure to financial risks. The Group's risk management policy focuses on the unpredictability of financial markets and seeks to mitigate potential adverse effects on the Group's financial performance.

a Financial risks

(i) Market risk

The Group's market risk consists of foreign exchange risk, interest rate risk and price risk. There has been no change to the manner in which the Group manages and measures such risks.

Foreign exchange risk

The Group's functional currency is the Hong Kong dollar. Foreign exchange risk arises from future commercial transactions, recognised assets and liabilities and net investments in foreign operations, primarily with respect to the US dollar, Euro, Macau Pataca and Renminbi. In addition, the conversion of Renminbi into foreign currencies is subject to the rules and regulations of foreign exchange control promulgated by the People's Republic of China. Any change in the exchange rates of these currencies to Hong Kong dollar will impact the Group's operating results.

Certain of the assets of the Group are principally denominated in US dollar. Hong Kong dollar is pegged to US dollar, and thus foreign exchange exposure is considered as minimal. The Group currently does not undertake any foreign currency hedging.

At 30 June 2008, the Group had net financial assets denominated in foreign currencies amounting to $961,970,000 (2007: $1,015,389,000), of which the net financial assets denominated in the US dollar accounted for 89% (2007: 97%).

At 30 June 2008, if Hong Kong dollar had weakened or strengthened by 1% against the US dollar with all other variables were held constant, the pre-tax profit of the Group would increase or decrease by $8,539,000 (2007: $9,878,000).

Interest rate risk

The Group's interest rate risk arises primarily from the holding of bank deposits. Held-to-maturity debt securities expose the Group to fair value interest rate risk.

The Group follows a policy which involves close monitoring interest rate movements and entering into new banking facilities when favourable pricing opportunities arise.

At 30 June 2008, if interest rates had increased or decreased by 100 basis points and all other variables were held constant, the pre-tax profit of the Group would increase or decrease by $16,365,000 (2007: $23,165,000) mainly as a result of higher or lower interest income on bank deposits.

The 100 basis point movement represents the management's assessment of a reasonably possible change in interest rate over the period until the next annual reporting date.

5. Financial risk management *(Continued)*

a Financial risks *(Continued)*

(i) Market risk *(Continued)*

Price risk

The Group is exposed to price risk through its holding of available-for-sale financial assets. The available-for-sale financial assets are stated at fair value based on the net asset value per unit of the respective funds as determined by the managers of the relevant funds. The Group manages its exposure by closely monitoring the price movements and the change in market conditions that may affect the value of these investments.

At 30 June 2008, if the fair value of the available-for-sale financial assets had increased or decreased by 10% and all other variables were held constant, the investment revaluation reserve would increase or decrease by $5,506,000 (2007: $5,885,000).

(ii) Credit risk

The Group's holding of cash and bank balances, and held-to-maturity debt securities expose the Group to credit risk of the counterparties. The Group manages its credit risk to non-performance of its counterparties by monitoring their credit rating and setting approved counterparty limits that are regularly reviewed. In accordance with the treasury policy, the Group invests its surplus funds by placing deposits with credit worthy banks and financial institutions or investing in held-to-maturity debt securities of investment grade, with a minimum credit rating of Baa as rated by Moody's or BBB as rated Standard & Poor's.

The Group is also exposed to credit risk from its operating activities. The credit periods granted by the Group to its customers generally range from 15 days to 45 days from the date of invoice. The Group does not have a significant exposure to any individual debtor.

(iii) Liquidity risk

Liquidity risk is the risk that the Group is unable to meet its obligations when they fall due, resulting from amount and maturity mismatches of assets and liabilities.

The Group employs projected cash flow analysis to manage liquidity risk by forecasting the amount of cash required and monitoring the Group's working capital to ensure that all liabilities due and known funding requirements could be met.

The Group maintains a conservative level of liquid assets to ensure the availability of sufficient cash to meet any unexpected and material cash requirements in the normal course of business. In addition, standby credit facilities are established to provide contingent liquidity support.

5. Financial risk management *(Continued)*

a Financial risks *(Continued)*

(iii) Liquidity risk *(Continued)*

The following table details the contractual maturity of the Group's financial liabilities. The table has been drawn up based on the undiscounted cash flow of financial liabilities based on the earliest date on which the Group can be required to pay.

	1 year or less $000	1 year to 2 years $000	2 years to 5 years $000	Over 5 years $000	Total $000
At 30 June 2008					
Trade payables	**161,766**	**—**	**—**	**—**	**161,766**
Other payables and accruals	**663,110**	**—**	**—**	**—**	**663,110**
Mobile licence fee liabilities	**76,020**	**86,144**	**351,890**	**791,887**	**1,305,941**
Total	**900,896**	**86,144**	**351,890**	**791,887**	**2,130,817**
At 30 June 2007					
Trade payables	154,984	—	—	—	154,984
Other payables and accruals	711,787	—	—	—	711,787
Mobile licence fee liabilities	65,895	76,020	298,433	931,488	1,371,836
Total	932,666	76,020	298,433	931,488	2,238,607

b Capital risk management

The Group's primary objectives when managing capital are to safeguard the Group's ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders.

The Group defines capital as total equity attributable to equity holders of the Company, comprising share capital and reserves. The Group actively and regularly reviews and manages its capital structure to ensure optimal capital and shareholder returns, taking into consideration the future capital requirements of the Group and capital efficiency, projected operating cash flows and projected capital expenditures. The Group adopts a dividend policy, under which the Group distributes each year 100% of its profit attributable to equity holders excluding extraordinary items as dividend.

c Fair value estimation

The fair values of financial instruments that are not traded in active markets are determined based on the latest available financial information existing at each balance sheet date. The carrying amounts of financial assets, trade receivables and trade payables are assumed to approximate their fair values.

6. Segment reporting

More than 90% of the Group's revenues and operating profit was attributable to its mobile communications operations. Accordingly, no analysis by business segment is included in these financial statements.

Segment information is presented by way of geographical regions as the primary reporting format. An analysis of the Group's segment information by geographical segment is set out as follows:

	For the year ended 30 June 2008			
	Hong Kong	**Macau**	**Others**	**Consolidated**
	$000	**$000**	**$000**	**$000**
Revenues	**3,826,516**	**280,562**	**(33,656)**	**4,073,422**
Operating profit/Segment result	**223,727**	**120,588**	**–**	**344,315**
Finance income				**76,603**
Finance costs				**(83,598)**
Profit before income tax				**337,320**
Income tax expense				**(31,342)**
Profit after income tax				**305,978**
Segment assets	**4,596,259**	**148,751**	**97,635**	**4,842,645**
Segment liabilities	**(1,682,619)**	**(31,868)**	**(168,606)**	**(1,883,093)**
Additions to fixed assets	**442,333**	**32,613**	**–**	**474,946**
Additions to intangible assets	**278,736**	**1,502**	**–**	**280,238**
Depreciation	**427,764**	**22,624**	**–**	**450,388**
Amortisation	**282,480**	**1,174**	**–**	**283,654**
Loss/(gain) on disposal of fixed assets	**9,571**	**(221)**	**–**	**9,350**
Impairment loss of trade receivables	**10,523**	**534**	**–**	**11,057**
(Reversal of impairment loss)/impairment loss of inventories	**(1,676)**	**9**	**–**	**(1,667)**

6. Segment reporting *(Continued)*

	For the year ended 30 June 2007			
	Hong Kong	Macau	Others	Consolidated
	$000	$000	$000	$000
Revenues	3,848,779	215,572	(25,429)	4,038,922
Operating profit/Segment result	106,566	76,425	321	183,312
Finance income				99,570
Finance costs				(78,293)
Profit before income tax				204,589
Income tax expense				(27,664)
Profit after income tax				176,925
Segment assets	5,227,723	120,080	92,006	5,439,809
Segment liabilities	(1,713,032)	(27,891)	(161,225)	(1,902,148)
Additions to fixed assets	362,940	26,718	—	389,658
Additions to intangible assets	258,520	961	—	259,481
Depreciation	451,738	16,990	—	468,728
Amortisation	274,679	836	—	275,515
Loss on disposal of fixed assets	12,757	47	—	12,804
Impairment loss of trade receivables	11,251	268	—	11,519
Impairment loss of inventories/ (reversal of impairment loss)	8,174	(2)	—	8,172

Other segment assets consist of interest in an associate and financial investments.

Other segment liabilities consist of current income tax liabilities and deferred income tax liabilities.

7. Finance income

	2008	2007
	$000	$000
Interest income from debt securities		
Listed	**143**	1,354
Unlisted	**–**	1,502
	143	2,856
Interest income from deposits with banks and other financial institutions	**73,228**	94,060
Accretion income	**3,232**	2,654
	76,603	99,570

Accretion income represents changes in the rental deposits due to passage of time calculated by applying an effective interest rate method of allocation to the amount of rental deposits at the beginning of the year.

8. Finance costs

	2008	2007
	$000	$000
Accretion expenses		
Asset retirement obligations	**3,166**	1,457
Mobile licence fee liabilities (note 27)	**80,430**	76,834
Other borrowing costs	**2**	2
	83,598	78,293

Accretion expenses represent changes in the asset retirement obligations and mobile licence fee liabilities due to passage of time calculated by applying an effective interest rate method of allocation to the amount of the liabilities at the beginning of the year.

9. Profit before income tax

Profit before income tax is stated after crediting and charging the following:

	2008	2007
	$000	$000
Cost of inventories sold	**623,913**	880,731
Amortisation		
Handset subsidies	**219,271**	212,231
Mobile licence fees	**64,383**	63,284
Depreciation		
Owned fixed assets	**370,576**	389,338
Leased fixed assets	**79,812**	79,390
Operating lease rentals for land and buildings, transmission sites and leased lines	**611,331**	560,166
Auditors' remuneration	**1,480**	1,480
Loss on disposal of fixed assets	**9,350**	12,804
Net exchange gain	**(1,815)**	(4,445)
Contributions to defined contribution plans included in staff costs* (note 13)	**22,441**	19,412

* *Net of forfeited contributions of $2,292,000 (2007: $3,403,000).*

10. Income tax expense

Hong Kong profits tax has been provided at the rate of 16.5% (2007: 17.5%) on the estimated assessable profit for the year. Income tax on overseas profits has been calculated on the estimated assessable profit for the year at the tax rates prevailing in the countries in which the Group operates.

a The amount of income tax expense charged to the consolidated profit and loss account represents:

	2008	2007
	$000	$000
Current income tax		
Hong Kong profits tax	**43,138**	21,768
Overseas tax	**14,549**	9,152
(Over)/under provision in prior year tax charge		
Hong Kong profits tax	**(692)**	124
Deferred income tax (note 26)	**(25,653)**	(3,380)
	31,342	27,664

10. Income tax expense *(Continued)*

b Reconciliation between income tax expense and accounting profit at Hong Kong tax rate:

	2008 **$000**	2007 $000
Profit before income tax	**337,320**	204,589
Notional tax on profit before income tax, calculated at Hong Kong tax rate of 16.5% (2007: 17.5%)	**55,658**	35,803
Effect on opening deferred tax balances resulting from a decrease in tax rate during the year	**(7,407)**	—
Effect of different tax rates in other countries	**(5,287)**	(3,948)
Expenses not deductible for tax purposes	**493**	72
Income not subject to tax	**(12,465)**	(17,785)
Tax losses for which no deferred income tax asset was recognised	**623**	66
Utilisation of previously unrecognised tax losses	**(31)**	(11,015)
(Over)/under provision in prior year	**(692)**	124
Temporary differences not recognised	**450**	24,347
Income tax expense	**31,342**	27,664

c Current income tax liabilities in the consolidated balance sheet:

	2008 **$000**	2007 $000
Hong Kong profits tax	**44,767**	19,235
Overseas tax	**19,879**	12,377
	64,646	31,612

11. Directors' emoluments

The aggregate amounts of emoluments payable to directors of the Company during the year are as follows:

	2008	2007
	$000	$000
Non-executive directors		
Fees	**1,320**	1,300
Executive directors		
Fees	**160**	160
Salaries and allowances	**12,401**	11,173
Bonuses	**2,226**	1,026
Retirement scheme contributions	**1,025**	895
	15,812	13,254
	17,132	14,554

During the years ended 30 June 2007 and 2008, no director:

- received any emoluments from Sun Hung Kai Properties Limited ("SHKP"), the ultimate holding company of the Company, in respect of their services to the Group;
- waived any right to receive emoluments; or
- received any amount as inducement to join the Group or as compensation for loss of office.

In addition to the above emoluments, directors were granted share options under the Company's share option scheme. The details of these benefits in kind are disclosed under the section "Share Option Scheme" in the Report of the Directors and note 29.

The emoluments of the directors are within the following bands:

	2008 Number of directors	2007 Number of directors
$0 – $1,000,000	**11**	11
$4,000,001 – $4,500,000	**–**	1
$4,500,001 – $5,000,000	**1**	—
$8,500,001 – $9,000,000	**–**	1
$11,000,001 – $11,500,000	**1**	—
	13	13

11. Directors' emoluments *(Continued)*

Details of director's and past director's emoluments, on a named basis for the year are as follows:

	2008					2007
	Fees	**Salaries and allowances**	**Bonuses**	**Retirement scheme contributions**	**Total**	Total
	$000	**$000**	**$000**	**$000**	**$000**	$000
Executive Directors						
Mr. Douglas Li	**80**	**8,625**	**1,833**	**647**	**11,185**	8,865
Mr. Patrick Chan Kai-lung	**80**	**3,776**	**393**	**378**	**4,627**	4,389
Non-Executive Directors						
Mr. Raymond Kwok Ping-luen	**100**	–	–	–	**100**	100
Mr. Michael Wong Yick-kam	**200**	–	–	–	**200**	200
Mr. Andrew So Sing-tak[1]	**80**	–	–	–	**80**	80
Mr. Cheung Wing-yui	**80**	–	–	–	**80**	80
Mr. David Norman Prince	**80**	–	–	–	**80**	80
Mr. Yung Wing-chung [2]	**80**	–	–	–	**80**	20
Dr. Eric Li Ka-cheung, JP *	**200**	–	–	–	**200**	200
Mr. Ng Leung-sing, JP *	**200**	–	–	–	**200**	200
Mr. Yang Xiang-dong *	**80**	–	–	–	**80**	80
Mr. Eric Gan Fock-kin *	**200**	–	–	–	**200**	200
Mr. Peter David Sullivan * [3]	**20**	–	–	–	**20**	—
Mr. Ernest Lai Ho-kai [4]	–	–	–	–	–	60
	1,480	**12,401**	**2,226**	**1,025**	**17,132**	14,554
2007	1,460	11,173	1,026	895		

* Independent Non-Executive Director

[1] Resigned on 13 June 2008

[2] Appointed on 4 April 2007

[3] Appointed on 17 April 2008

[4] Resigned on 4 April 2007

12. Five highest paid individuals

Of the five highest paid individuals, two (2007: two) are directors whose emoluments are disclosed in note 11. The aggregate of the emoluments in respect of the other three (2007: three) individuals are as follows:

	2008	2007
	$000	$000
Salaries and allowances	**9,108**	7,242
Bonuses	**515**	765
Retirement scheme contributions	**705**	653
	10,328	8,660

In addition to the above emoluments, the three highest paid individuals were granted share options under the Company's share option scheme. The details of these benefits in kind are disclosed under the section "Share Option Scheme" in the Report of the Directors and note 29.

The emoluments of the three (2007: three) highest paid individuals are within the following bands:

	2008 Number of individuals	2007 Number of individuals
$2,000,001 – $2,500,000	**1**	2
$3,000,001 – $3,500,000	**1**	—
$4,000,001 – $4,500,000	**—**	1
$4,500,001 – $5,000,000	**1**	—
	3	3

13. Employee retirement benefits

The Group participates in two defined contribution retirement schemes, an Occupational Retirement Scheme ("ORSO") and a Mandatory Provident Fund Scheme ("MPF"), for employees (together "the Schemes"). The assets of the Schemes are held separately from those of the Group in funds administered independently of the Group's management.

Contributions to the ORSO scheme by the Group and the employees are calculated as specified percentages of each employee's basic salary. Where employees leave the scheme prior to the full vesting of the employer's contributions, the amount of forfeited contributions is used to reduce the contributions payable by the Group. At 30 June 2007 and 2008, all available forfeited contributions had been utilised by the Group to reduce its contributions payable.

The MPF scheme was established under the Hong Kong Mandatory Provident Fund Scheme Ordinance in December 2000 and the Group's employees may elect to join the MPF scheme. Both the Group and the employees are each required to make contributions to the scheme at 5% of the employees' relevant income, subject to a cap of monthly relevant income of $20,000. Contributions to the scheme vest immediately.

14. Profit attributable to equity holders of the Company

The consolidated profit attributable to equity holders of the Company includes a profit of $612,533,000 (2007: $53,753,000) which has been dealt with in the financial statements of the Company.

15. Earnings per share

The calculations of basic and diluted earnings per share are based on the Group's profit attributable to equity holders of $275,755,000 (2007: $157,563,000).

The basic earnings per share is based on the weighted average number of shares in issue during the year of 576,920,845 (2007: 582,016,324). The diluted earnings per share is based on 577,410,448 (2007: 582,063,916) shares which is the weighted average number of shares in issue during the year plus the weighted average number of 489,603 (2007: 47,592) shares deemed to be issued at no consideration if all outstanding options had been exercised.

16. Dividends

	2008	2007
	$000	$000
Interim dividend, paid, of 28 cents (2007: nil) per share	**161,115**	—
Final dividend, proposed, of 20 cents (2007: 27 cents) per share	**114,572**	156,387
Special cash dividend, proposed, of nil (2007: 85 cents) per share	**—**	492,329
	275,687	648,716

At a meeting held on 4 March 2008, the directors declared an interim dividend of 28 cents per share for the year ended 30 June 2008, which was paid on 15 April 2008 and has been reflected as an appropriation of retained profits for the year ended 30 June 2008.

At a meeting held on 28 August 2008, the directors proposed a final dividend of 20 cents per share. This proposed dividend is not reflected as a dividend payable in these financial statements, but will be reflected as an appropriation of retained profits for the year ending 30 June 2009.

The proposed final dividend is calculated based on the number of shares in issue at the date of approval of these financial statements.

17. Fixed assets

	Leasehold improvements $000	Network and testing equipment $000	Computer, billing and office telephone equipment $000	Other fixed assets $000	Network under construction $000	Total $000
At 30 June 2006						
Cost	224,431	4,317,822	558,012	62,207	215,650	5,378,122
Accumulated depreciation	(184,142)	(2,750,600)	(467,544)	(51,772)	—	(3,454,058)
Net book amount	40,289	1,567,222	90,468	10,435	215,650	1,924,064
Year ended 30 June 2007						
Opening net book amount	40,289	1,567,222	90,468	10,435	215,650	1,924,064
Exchange differences	144	—	162	100	—	406
Additions	28,445	14,172	25,425	6,541	315,075	389,658
Reclassifications	—	252,318	—	—	(252,318)	—
Disposals	(457)	(11,860)	(52)	(26)	(960)	(13,355)
Depreciation	(25,470)	(403,502)	(35,942)	(3,814)	—	(468,728)
Closing net book amount	42,951	1,418,350	80,061	13,236	277,447	1,832,045
At 30 June 2007						
Cost	201,985	4,550,531	564,944	60,362	277,447	5,655,269
Accumulated depreciation	(159,034)	(3,132,181)	(484,883)	(47,126)	—	(3,823,224)
Net book amount	42,951	1,418,350	80,061	13,236	277,447	1,832,045
Year ended 30 June 2008						
Opening net book amount	**42,951**	**1,418,350**	**80,061**	**13,236**	**277,447**	**1,832,045**
Exchange differences	**159**	**–**	**120**	**121**	**–**	**400**
Additions	**24,714**	**24,800**	**30,972**	**3,211**	**391,249**	**474,946**
Reclassifications	**86**	**360,458**	**–**	**(7)**	**(360,537)**	**–**
Disposals	**(101)**	**(3,500)**	**(59)**	**(76)**	**(6,319)**	**(10,055)**
Depreciation	**(20,984)**	**(386,880)**	**(38,180)**	**(4,344)**	**–**	**(450,388)**
Closing net book amount	**46,825**	**1,413,228**	**72,914**	**12,141**	**301,840**	**1,846,948**
At 30 June 2008						
Cost	**200,246**	**4,812,989**	**579,568**	**57,896**	**301,840**	**5,952,539**
Accumulated depreciation	**(153,421)**	**(3,399,761)**	**(506,654)**	**(45,755)**	**–**	**(4,105,591)**
Net book amount	**46,825**	**1,413,228**	**72,914**	**12,141**	**301,840**	**1,846,948**

At 30 June 2008, the net book amount of fixed assets held by the Group under finance leases amounted to $124,626,000 (2007: $204,464,000).

18. Investments in subsidiaries

a Investment in subsidiaries

	2008	2007
	$000	$000
Unlisted shares, at cost	**939,189**	939,189

Particulars of the principal subsidiaries at 30 June 2008 are as follows:

Name	Place of incorporation	Principal activities and place of operation	Particulars of issued share capital	Group equity interest
SmarTone (BVI) Limited *	The British Virgin Islands ("BVI")	Investment holding and group financing in BVI	1,000 ordinary shares of US$1 each	100%
SmarTone Mobile Communications Limited	Hong Kong	Provision of mobile services and sales of mobile telephones and accessories in Hong Kong	100,000,000 ordinary shares of $1 each	100%
SmarTone 3G Limited	Hong Kong	Provision of 3G mobile services in Hong Kong	2 ordinary shares of $1 each	100%
SmarTone-Comunicações Móveis, S.A.	Macau	Provision of mobile services and sales of mobile telephones and accessories in Macau	100,000 shares of MOP100 each	72%
廣州數碼通客戶服務有限公司	The People's Republic of China	Provision of customer support services and telemarketing services in Mainland China	Registered capital of $9,200,000	100%

* *Subsidiary held directly by the Company.*

All of the above subsidiaries are limited liability companies.

b Amount due from a subsidiary

	2008	2007
	$000	$000
Amount due from a subsidiary	**3,455,962**	2,871,756

c Amount due to a subsidiary

	2008	2007
	$000	$000
Amount due to a subsidiary	**1,246,769**	403,845

The amounts due from/to subsidiaries are unsecured, interest-free and have no fixed terms of repayment. The carrying amounts approximate fair values.

19. Interest in an associate

	2008	2007
	$000	$000
Share of net assets	**—**	—
Amount due from an associate, less provision	**1,812**	1,812
	1,812	1,812

	2008	2007
	$000	$000
At 1 July 2006, 30 June 2007 and 30 June 2008	**1,812**	1,812

The amount due from an associate is unsecured, interest free and has no fixed terms of repayment.

Particulars of the associate at 30 June 2008 are as follows:

Name	Place of incorporation and operation	Principal activity	Particulars of issued shares held	Interest held
New Top Finance Limited	The British Virgin Islands	Investment holding	375 ordinary shares of US$1 each	37.5%

The Group has not disclosed the assets, liabilities, accumulated losses and the unrecognised losses of the associate as the amounts are immaterial to the Group. The carrying amounts approximate their fair values.

20. Financial investments

	2008	2007
	$000	$000
Available-for-sale financial assets (a)	**55,068**	58,854
Held-to-maturity debt securities (b)	**40,755**	31,340
	95,823	90,194
Less: Held-to-maturity debt securities maturing within one year of the balance sheet date included under current assets	**—**	(31,340)
Total non-current financial investments	**95,823**	58,854

20. Financial investments *(Continued)*

a Available-for-sale financial assets

	2008	2007
	$000	$000
At 1 July	**58,854**	40,281
Additions	**–**	674
Distributions	**(12,188)**	—
Revaluation surplus	**8,402**	17,899
At 30 June	**55,068**	58,854

The available-for-sale financial assets are denominated in US dollars, unlisted and traded on inactive markets and of private issuers.

The available-for-sale financial assets are stated at fair value based on the net asset value per unit of the respective funds as determined by the managers of the relevant funds.

b Held-to-maturity debt securities

	2008	2007
	$000	$000
At 1 July	**31,340**	692,180
Additions	**40,726**	—
Amortisation	**29**	(806)
Redemption upon maturity	**(31,340)**	(660,238)
Exchange differences	**–**	204
At 30 June	**40,755**	31,340

The held-to-maturity debt securities are denominated in US dollars with credit rating of A- as rated by Standard & Poor's (2007: A-).

The maximum exposure to credit risk at the reporting date is the carrying amount of held-to-maturity debt securities.

The carrying amounts approximate their fair values.

During the years ended 30 June 2007 and 2008, no gain or loss arose on the disposal of held-to-maturity debt securities.

	2008	2007
	$000	$000
Proceeds from maturity of securities	**31,340**	660,238
Carrying value at dates of redemption/maturity	**(31,340)**	(660,238)
Net realised gain on disposal	**–**	—

21. Intangible assets

	Handset subsidies $000	Mobile licence fees $000	Total $000
At 30 June 2006			
Cost	345,571	723,049	1,068,620
Accumulated amortisation	(177,109)	(91,552)	(268,661)
Net book amount	168,462	631,497	799,959
Year ended 30 June 2007			
Opening net book amount	168,462	631,497	799,959
Additions	193,428	66,053	259,481
Amortisation *	(212,231)	(63,284)	(275,515)
Closing net book amount	149,659	634,266	783,925
At 30 June 2007			
Cost	327,482	789,102	1,116,584
Accumulated amortisation	(177,823)	(154,836)	(332,659)
Net book amount	149,659	634,266	783,925
Year ended 30 June 2008			
Opening net book amount	**149,659**	**634,266**	**783,925**
Additions	**280,238**	**—**	**280,238**
Amortisation *	**(219,271)**	**(64,383)**	**(283,654)**
Closing net book amount	**210,626**	**569,883**	**780,509**
At 30 June 2008			
Cost	**387,143**	**789,102**	**1,176,245**
Accumulated amortisation	**(176,517)**	**(219,219)**	**(395,736)**
Net book amount	**210,626**	**569,883**	**780,509**

* *Included handset subsidies written off of $7,898,000 (2007: $4,469,000).*

22. Trade and other receivables

	Group		Company	
	2008	2007	**2008**	2007
	$000	$000	**$000**	$000
Trade receivables	**212,878**	192,423	**–**	—
Less: provision for impairment of trade receivables	**(11,527)**	(13,005)	**–**	—
Trade receivables – net	**201,351**	179,418	**–**	—
Deposits and prepayments	**158,592**	129,751	**214**	161
Other receivables	**52,708**	31,143	**1,669**	2,312
	412,651	340,312	**1,883**	2,473
Less: deposits and prepayments – non-current portion	**(55,275)**	(47,673)	**–**	—
Current portion	**357,376**	292,639	**1,883**	2,473

As at 30 June 2008, deposits of $96,878,000 (2007: $83,960,000) were not due and there is no concentration of credit risk with respect to deposits, as the Group has placed deposits to a large number of debtors.

The maximum exposure to credit risk at the reporting date is the carrying amount of deposits, trade and other receivables.

The credit periods granted by the Group to its customers generally range from 15 days to 45 days from the date of invoice. An ageing analysis of trade receivables, net of provisions, is as follows:

	2008	2007
	$000	$000
Current to 30 days	**171,408**	159,535
31 – 60 days	**21,499**	15,304
61 – 90 days	**5,339**	3,365
Over 90 days	**3,105**	1,214
	201,351	179,418

There is no concentration of credit risk with respect to trade receivables, as the Group has a large number of customers.

The Group has recognised a loss of $11,057,000 (2007: $11,519,000) for the impairment of its trade receivables during the year ended 30 June 2008. The loss has been included in other operating expenses in the consolidated profit and loss account.

At 30 June 2008, trade receivables of $42,933,000 (2007: $31,768,000) were past due but not impaired. These relate to a number of independent customers for whom there is no recent history of default. An ageing analysis of these trade receivables is as follows:

	2008	2007
	$000	$000
Within 30 days	**34,489**	27,189
31 – 60 days	**5,339**	3,365
Over 60 days	**3,105**	1,214
	42,933	31,768

22. Trade and other receivables *(Continued)*

The movements in the provision for impairment of trade receivables are as follows:

	2008	2007
	$000	$000
At 1 July	**13,005**	14,241
Impairment loss recognised in the consolidated profit and loss account	**11,057**	11,519
Amounts written off during the year	**(12,535)**	(12,755)
At 30 June	**11,527**	13,005

As of 30 June 2008, trade receivables of $11,527,000 (2007: $13,005,000) were impaired and fully provided. The individually impaired receivables mainly relate to independent customers, which are in unexpected difficult economic situations.

23. Inventories

	2008	2007
	$000	$000
Mobile telephones and accessories, at cost	**82,215**	90,547
Less: provision for slow-moving and obsolete inventories	**(13,814)**	(15,481)
	68,401	75,066

Inventories represent goods held for resale. At 30 June 2008, inventories carried at cost and inventories carried at net realisable values amounted to $64,594,000 (2007: $67,423,000) and $3,807,000 (2007: $7,643,000) respectively.

The Group reversed $1,667,000 (2007: recognised $8,172,000) of provision for slow moving and obsolete inventories during the year ended 30 June 2008. The amount reversed has been included in cost of inventories sold in the consolidated profit and loss account.

24. Cash and bank balances

	Group		Company	
	2008	2007	**2008**	2007
	$000	$000	**$000**	$000
Short-term pledged bank deposits	**333,159**	324,395	**328,832**	320,068
Cash at bank and in hand	**145,342**	68,070	**1,682**	2,849
Short-term bank deposits	**1,158,000**	1,923,990	**—**	—
Cash and cash equivalents	**1,303,342**	1,992,060	**1,682**	2,849
	1,636,501	2,316,455	**330,514**	322,917
Maximum exposure to credit risk	**1,632,166**	2,310,399	**330,514**	322,917

At 30 June 2008, cash and bank balances amounting to $834,691,000 are denominated in US dollars (2007: $996,364,000).

There is no concentration of credit risk with respect to bank balances, as the Group has placed deposits with a number of financial institutions.

Of the pledged bank deposits, $226,244,000 (2007: $200,933,000) has been pledged as cash collateral for the Group's 3G Licence performance bond as referred to in note 30 – "Commitments and contingent liabilities".

25. Trade and other payables

	Group		Company	
	2008	2007	**2008**	2007
	$000	$000	**$000**	$000
Trade payables	**161,766**	154,984	**—**	—
Other payables and accruals	**663,110**	711,787	**2,853**	2,251
Current portion	**824,876**	866,771	**2,853**	2,251

An ageing analysis of trade payables is as follows:

	2008	2007
	$000	$000
Current to 30 days	**93,400**	75,656
31 – 60 days	**49,912**	40,094
61 – 90 days	**10,855**	9,769
Over 90 days	**7,599**	29,465
	161,766	154,984

26. Deferred income tax

Deferred income tax for the Group's temporary differences arising from operations in Hong Kong and overseas is calculated at 16.5% (2007: 17.5%) and the appropriate current tax rates ruling in the relevant countries respectively.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority. The amounts determined after appropriate offsetting, as shown in the consolidated balance sheet are as follows:

	2008	2007
	$000	$000
Deferred income tax liabilities	**103,960**	129,613

The movements in the deferred income tax liabilities/(assets) are as follows:

	Deferred income tax liabilities in relation to accelerated tax allowances	Deferred income tax assets in relation to tax losses	Total
	$000	$000	$000
At 1 July 2006	138,443	(5,450)	132,993
Recognised in the consolidated profit and loss account (note 10 (a))	(8,830)	5,450	(3,380)
At 30 June 2007	129,613	—	129,613
At 1 July 2007	129,613	—	129,613
Recognised in the consolidated profit and loss account (note 10 (a))	(25,653)	—	(25,653)
At 30 June 2008	**103,960**	—	**103,960**

Deferred income tax assets are recognised for tax loss carry-forwards to the extent that the realisation of the related tax benefit through future taxable profits is probable.

The Group has not recognised deferred income tax assets of $10,997,000 (2007: $11,664,000) in respect of tax losses of $66,651,000 (2007: $66,651,000). The tax losses do not expire under current tax legislation.

27. Mobile licence fee liabilities

	2008	2007
	$000	$000
At 1 July	**715,704**	625,224
Additions	**—**	66,053
Accretion expenses included in consolidated profit and loss account (note 8)	**80,430**	76,834
Payment	**(65,895)**	(52,407)
At 30 June	**730,239**	715,704
Less: Mobile licence fee liabilities – current portion	**(73,500)**	(65,895)
Non-current portion	**656,739**	649,809

Analysis of the present value of mobile licence fee liabilities:

	2008	2007
	$000	$000
Minimum annual fees payable		
Within one year	**76,020**	65,895
After one year but within five years	**438,034**	374,453
After five years	**791,887**	931,488
	1,305,941	1,371,836
Less: Future finance charges	**(575,702)**	(656,132)
Present value of mobile licence fee liabilities	**730,239**	715,704
Comprising:		
Within one year	**73,500**	65,895
After one year but within five years	**314,005**	269,447
After five years	**342,734**	380,362
	730,239	715,704

28. Share capital

	Shares of $0.1 each	$000
Authorised		
At 1 July 2006, 30 June 2007 and 30 June 2008	**1,000,000,000**	**100,000**
Issued and fully paid		
At 1 July 2006	582,791,428	58,279
Issue of new shares upon exercise of share options (a)	28,500	3
Repurchase of shares (b)	(2,641,000)	(264)
At 30 June 2007	**580,178,928**	**58,018**
Issue of new shares upon exercise of share options (c)	**979,000**	**98**
Repurchases of shares (d)	**(8,042,000)**	**(804)**
At 30 June 2008	**573,115,928**	**57,312**

a During the year ended 30 June 2007, options were exercised to subscribe for 28,500 shares in the Company at a consideration of $248,000, of which $3,000 was credited to share capital and the balance of $245,000 was credited to the share premium account. In respect of the options exercised, an amount of $25,000 was reversed from the employee share-based compensation reserve and credited to the share premium account.

b During the year ended 30 June 2007, the Company repurchased 2,641,000 shares on the HKSE. These repurchased shares were cancelled prior to 30 June 2007. The total amount paid to acquire these shares of $22,082,000 was deducted from shareholders' equity.

Month of repurchase	Number of shares repurchased	Price per share Highest	Price per share Lowest	Aggregate price paid $000
November 2006	847,500	$7.45	$7.22	6,224
December 2006	66,000	$7.50	$7.50	495
March 2007	139,500	$7.78	$7.50	1,069
May 2007	1,305,000	$9.12	$8.88	11,776
June 2007	283,000	$9.00	$8.76	2,518
	2,641,000			22,082

c During the year ended 30 June 2008, options were exercised to subscribe for 979,000 shares in the Company at a consideration of $8,811,000, of which $98,000 was credited to share capital and the balance of $8,713,000 was credited to the share premium account. In respect of the options exercised, an amount of $1,929,000 was reversed from the employee share-based compensation reserve and credited to the share premium account.

28. Share capital *(Continued)*

d During the year ended 30 June 2008, the Company repurchased 8,042,000 shares on the HKSE. Of these repurchased shares, 7,722,000 were cancelled prior to 30 June 2008. The total amount paid to acquire these shares of $64,249,000 was deducted from shareholders' equity.

Month of repurchase	Number of shares repurchased	Price per share Highest	Price per share Lowest	Aggregate price paid $000
July 2007	968,500	$9.20	$8.85	8,702
October 2007	1,090,000	$9.48	$9.06	10,091
November 2007	1,916,000	$9.34	$7.24	14,898
December 2007	202,000	$7.29	$7.29	1,473
January 2008	1,570,000	$7.22	$6.95	11,130
March 2008	260,000	$7.38	$7.37	1,917
May 2008	629,000	$8.00	$7.88	4,977
June 2008	1,406,500	$7.91	$7.82	11,061
	8,042,000			64,249

29. Share option scheme

Pursuant to the terms of the share option scheme adopted by the Company, the Company may grant options to the participants, including directors and employees of the Group, to subscribe for shares of the Company. The details of the terms of the share option scheme are disclosed under the section "Share Option Scheme" in the Report of the Directors. Below is a summary of the share options issued.

a Movements in share options

	2008	2007
Number of share options		
At 1 July	**10,653,500**	11,834,500
Exercised	**(979,000)**	(28,500)
Cancelled or lapsed	**(388,000)**	(1,152,500)
At 30 June	**9,286,500**	10,653,500
Share options vested at 30 June	**9,286,500**	10,589,167

The weighted average exercise price of cancelled or lapsed share options during the year was $9.00 (2007: $8.79).

29. Share option scheme *(Continued)*

b Terms of unexpired and unexercised share options at balance sheet date

Date of grant	Exercise period	Exercise price	**2008 Number of share options**	2007 Number of share options
10 February 2003	10 February 2003 to 16 July 2011	$9.29	**3,000,000**	3,000,000
10 February 2003	2 May 2003 to 1 May 2012	$9.20	**133,500**	133,500
5 February 2004	5 February 2005 to 4 February 2014	$9.00	**5,960,000**	7,327,000
1 March 2005	1 March 2006 to 28 February 2015	$9.05	**193,000**	193,000
			9,286,500	10,653,500

c No share options were granted during the years ended 30 June 2007 and 2008. The amount of employee share-based payment charged to the consolidated profit and loss account for the year was $21,000 (2007: $866,000).

d Details of share options exercised

For the year ended 30 June 2008:

Exercise date	Number of shares	Exercise price	Market value per share at exercise date	Proceeds received $000
31 August 2007	117,000	$9.00	$9.81	1,053
26 October 2007	97,000	$9.00	$9.60	873
30 October 2007	100,000	$9.00	$9.55	900
31 October 2007	290,000	$9.00	$9.46	2,610
1 November 2007	175,000	$9.00	$9.45	1,575
5 November 2007	200,000	$9.00	$8.10	1,800
	979,000			8,811

The weighted average exercise price during the year was $9.00.

For the year ended 30 June 2007:

Exercise date	Number of shares	Exercise price	Market value per share at exercise date	Proceeds received $000
11 April 2007	28,500	$8.70	$9.30	248

The weighted average exercise price during the year was $8.70.

30. Commitments and contingent liabilities

a Capital commitments

Capital commitments outstanding at 30 June 2008 not provided for in the financial statements were as follows:

	Group	
	2008	2007
	$000	$000
Contracted for		
Fixed assets	**292,933**	53,178
Held-to-maturity debt securities	**41,446**	—
Equity securities	**3,550**	3,557
Authorised but not contracted for	**420,126**	490,333
	758,055	547,068

The Company did not have any capital commitments at 30 June 2008 (2007: Nil).

b Operating lease commitments

The Group leases various retail outlets, offices, warehouses, transmission sites and leased lines under non-cancellable operating lease agreements. The leases have varying terms, escalation clauses and renewal rights.

At 30 June 2008, the total future minimum lease payments under non-cancellable operating leases are payable as follows:

	Group	
	2008	2007
	$000	$000
Land and buildings and transmission sites		
Within one year	**391,131**	363,793
After one year but within five years	**271,697**	245,054
After five years	**20,686**	27,939
	683,514	636,786
Leased lines		
Within one year	**34,505**	29,510
After one year but within five years	**27,014**	19,765
After five years	**1,714**	2,176
	63,233	51,451

The Company did not have any operating lease commitments at 30 June 2008 (2007: Nil).

30. Commitments and contingent liabilities *(Continued)*

c Performance bonds

	Group		Company	
	2008	2007	**2008**	2007
	$000	$000	**$000**	$000
Hong Kong 3G Licence	**452,487**	401,865	**452,487**	401,865
Other	**1,942**	1,942	**—**	—
	454,429	403,807	**452,487**	401,865

The performance bonds were issued by certain banks in favour of the Telecommunications Authorities of Hong Kong and Macau in accordance with various telecommunications licences issued by those authorities to the Group. The banks' obligations under the performance bonds are guaranteed by the Company and various subsidiaries of the Company.

On 22 October 2007, the sixth anniversary of the issue of the 3G Licence and subsequent to the payment of the sixth year spectrum utilisation fee of $60,124,000, the performance bond was revised. The revised bond was for $452,487,000 with a duration of five years.

d Lease out, lease back agreements

Under certain lease out, lease back agreements entered into during the year ended 30 June 1999, a subsidiary of the Company has undertaken to guarantee the obligations of the intermediary lessees to the lessors as agreed at the inception of the lease for a period of 16 years. The directors are of the opinion that the risk of the subsidiary company being called upon to honour this guarantee is remote and accordingly the directors do not consider that an estimate of the potential financial effect of these contingencies can practically be made.

31. Related party transactions

The Group is controlled by Cellular 8 Holdings Ltd, which owns 55.49% of the Company's shares. The remaining 44.51% of the shares are widely held. The ultimate holding company of the Group is SHKP, a company incorporated in Hong Kong.

a During the year, the Group had significant transactions with certain fellow subsidiaries and associates of SHKP in the ordinary course of business as set out below. All related party transactions are carried out in accordance with the terms of the relevant agreements governing the transactions.

	2008	2007
	$000	$000
Operating lease rentals for land and buildings and transmission sites (i)	**71,507**	65,401
Insurance expense (ii)	**3,681**	3,630

(i) Operating lease rentals for land and buildings and transmission sites

Certain subsidiaries and associated companies of SHKP have leased premises to the Group for use as offices, retail shops and warehouses and have granted licences to the Group for the installation of base stations, antennae and telephone cables on certain premises owned by them.

For the year ended 30 June 2008, rental and licence fees paid and payable to subsidiaries and associated companies of SHKP totalled $71,507,000 (2007: $65,401,000).

(ii) Insurance services

Sun Hung Kai Properties Insurance Limited, a wholly owned subsidiary of SHKP, provide general insurance services to the Group. For the year ended 30 June 2008, insurance premiums paid and payable were $3,681,000 (2007: $3,630,000).

b At 30 June 2008, the Group had an interest in an associate, the major shareholder of which is a subsidiary of SHKP. The principal activity of the associate is to invest in an equity fund which primarily invests in technology related companies in the People's Republic of China.

c Key management compensation

	For the year ended 30 June	
	2008	2007
	$000	$000
Salaries and other short-term employee benefits	**26,140**	23,251
Share-based payments	**–**	348
	26,140	23,599

31. Related party transactions *(Continued)*

d The trading balances set out below with SHKP and its subsidiaries (the "SHKP Group") (including buildings and estates managed by the SHKP Group) are included within the relevant balance sheet items:

	2008	2007
	$000	$000
Trade receivables (note 22)	**381**	611
Deposits and prepayments (note 22)	**5,674**	4,407
Trade payables (note 25)	**98**	413
Other payables and accruals (note 25)	**1,875**	1,769

The trading balances are unsecured, interest-free and repayable on similar terms to those offered to unrelated parties.

32. Ultimate holding company

The directors consider the ultimate holding company at 30 June 2008 to be Sun Hung Kai Properties Limited, a company incorporated in Hong Kong with its shares listed on the main board of HKSE.

31. 關連人士之交易 *(續)*

d 與新鴻基地產及其附屬公司(「新鴻基地產集團」)(包括新鴻基地產集團管理之樓宇及房地產)之交易結餘，已計入其相關之資產負債表項目內，如下：

	2008	2007
	$000	$000
應收營業賬款(附註22)	**381**	611
按金及預付款項(附註22)	**5,674**	4,407
應付營業賬款(附註25)	**98**	413
其他應付款項及應計款項(附註25)	**1,875**	1,769

交易結餘為無抵押、免息及須按向無關連人士提供之類似條款還款。

32. 最終控股公司

於2008年6月30日，董事確認新鴻基地產發展有限公司為最終控股公司，該公司乃於香港註冊成立之公司，其股份在香港聯交所主板上市。

31. 關連人士之交易

本集團由Cellular 8 Holdings Limited控制，該公司擁有本公司55.49%股份，餘下44.51%股份則被廣泛持有。本公司之最終控股公司為新鴻基地產，一間於香港註冊成立之公司。

a 本年度內，本集團與新鴻基地產若干同系附屬公司及聯營公司在正常業務往來中進行之重大交易載列於下文。全部關連人士之交易均按照該等交易之有關協議條款進行。

	2008	2007
	$000	$000
土地及樓宇及收發站之經營租賃租金(i)	**71,507**	65,401
保險費用(ii)	**3,681**	3,630

(i) 土地及樓宇及收發站之經營租賃租金

新鴻基地產若干附屬公司及聯營公司租賃物業予本集團，供作寫字樓、零售店及貨倉之用，並向本集團發出許可證，以於彼等擁有之若干物業上安裝基站、天線及電話電纜。

截至2008年6月30日止年度，本集團已付及應付予新鴻基地產之附屬公司及聯營公司之租金和許可證費用合共為$71,507,000(2007：$65,401,000)。

(ii) 保險服務

新鴻基地產之全資附屬公司新鴻基地產保險有限公司，向本集團提供一般保險服務。截至2008年6月30日止年度，已付及應付之保金合共為$3,681,000(2007：$3,630,000)。

b 於2008年6月30日，本集團於其聯營公司持有權益，該聯營公司之主要股東為新鴻基地產之附屬公司。該聯營公司主要投資於股權基金，而該基金則主要投資位於中華人民共和國境內之科技相關公司。

c 主要管理人員酬金

	截至6月30日止年度	
	2008	2007
	$000	$000
薪金及其他短期僱員福利	**26,140**	23,251
股份報酬	**—**	348
	26,140	23,599

30. 承擔及或然負債(續)

c 履約保證金

	本集團		本公司	
	2008	2007	**2008**	2007
	$000	$000	**$000**	$000
香港3G牌照	**452,487**	401,865	**452,487**	401,865
其他	**1,942**	1,942	**—**	—
	454,429	403,807	**452,487**	401,865

若干銀行就香港及澳門之電訊管理局向本集團發出多項電訊服務牌照，向該等部門發出履約保證。本公司及多家附屬公司已就有關銀行在履約保證項下之責任作出擔保。

於2007年10月22日，即發出3G牌照第6週年之日，及支付第6年頻譜使用費$60,124,000後，履約保證作出修訂。經修訂之保證金為$452,487,000，年期為5年。

d 出租、租回協議

根據若干於截至1999年6月30日止年度訂立之出租、租回協議，本公司一間附屬公司按照在租約生效時之協定，承諾出租人擔保中介承租者之債務承擔，為期16年。董事認為該附屬公司被要求兑現擔保之風險極微，故認為就上述或然負債之潛在財務影響作出估算乃不切實際。

30. 承擔及或然負債

a　資本承擔

於2008年6月30日未於財務報表內作撥備之未償還資本承擔如下：

	本集團	
	2008	2007
	$000	$000
已訂約		
固定資產	**292,933**	53,178
持至到期日之債務證券	**41,446**	—
股本證券	**3,550**	3,557
已授權但未訂約	**420,126**	490,333
	758,055	547,068

於2008年6月30日，本公司並無任何資本承擔(2007：無)。

b　經營租賃承擔

本集團以不可撤銷經營租賃協議租用多個零售店、辦公室、貨倉、收發站及專線。該等租賃擁有不同期限，加租條款及續約權利。

於2008年6月30日，不可撤銷經營租賃應付之未來最低租金付款總額如下：

	本集團	
	2008	2007
	$000	$000
土地及樓宇及收發站		
1年內	**391,131**	363,793
1年後但於5年內	**271,697**	245,054
5年後	**20,686**	27,939
	683,514	636,786
專線		
1年內	**34,505**	29,510
1年後但於5年內	**27,014**	19,765
5年後	**1,714**	2,176
	63,233	51,451

於2008年6月30日，本公司並無任何經營租約之承擔(2007：無)。

29. 購股權計劃 *(續)*

b　於結算日未到期及尚未行使之購股權之條款

授出日期	行使期限	行使價	**2008 購股權數目**	2007 購股權數目
2003年2月10日	2003年2月10日至2011年7月16日	$9.29	**3,000,000**	3,000,000
2003年2月10日	2003年5月2日至2012年5月1日	$9.20	**133,500**	133,500
2004年2月5日	2005年2月5日至2014年2月4日	$9.00	**5,960,000**	7,327,000
2005年3月1日	2006年3月1日至2015年2月28日	$9.05	**193,000**	193,000
			9,286,500	10,653,500

c　截至2007年及2008年6月30日止年度概無授出購股權。本年度已計入綜合損益表內之股份支付之款項為$21,000 (2007: $866,000)。

d　已行使之購股權詳情

截至2008年6月30日止年度：

行使日期	股份數目	行使價	於行使日期之每股市值	所得款項 $000
2007年8月31日	117,000	$9.00	$9.81	1,053
2007年10月26日	97,000	$9.00	$9.60	873
2007年10月30日	100,000	$9.00	$9.55	900
2007年10月31日	290,000	$9.00	$9.46	2,610
2007年11月1日	175,000	$9.00	$9.45	1,575
2007年11月5日	200,000	$9.00	$8.10	1,800
	979,000			8,811

年內之加權平均行使價為$9.00。

截至2007年6月30日止年度：

行使日期	股份數目	行使價	於行使日期之每股市值	所得款項 $000
2007年4月11日	28,500	$8.70	$9.30	248

年內之加權平均行使價為$8.70。

28. 股本 *(續)*

d 於截至2008年6月30日止年度，本公司於香港聯交所購回8,042,000股股份。該等購回股份中，7,722,000股已於2008年6月30日之前註銷。購回該等股份所支付之總額$64,249,000已從股東權益中扣除。

購回之月份	購回股份數目	每股價格 最高	最低	已付總價格 $000
2007年7月	968,500	$9.20	$8.85	8,702
2007年10月	1,090,000	$9.48	$9.06	10,091
2007年11月	1,916,000	$9.34	$7.24	14,898
2007年12月	202,000	$7.29	$7.29	1,473
2008年1月	1,570,000	$7.22	$6.95	11,130
2008年3月	260,000	$7.38	$7.37	1,917
2008年5月	629,000	$8.00	$7.88	4,977
2008年6月	1,406,500	$7.91	$7.82	11,061
	8,042,000			64,249

29. 購股權計劃

根據本公司所採納購股權計劃之條款，本公司可授予參與人士(包括本集團董事及僱員)購股權以認購本公司之股份。購股權計劃之條款詳情於董事會報告書「購股權計劃」一節披露。已發行購股權概述如下。

a 購股權之變動

	2008	2007
購股權數目		
於7月1日	**10,653,500**	11,834,500
已行使	**(979,000)**	(28,500)
已註銷或失效	**(388,000)**	(1,152,500)
於6月30日	**9,286,500**	10,653,500
於6月30日符合授出條件之購股權	**9,286,500**	10,589,167

年內已註銷或失效之購股權之加權平均行使價為$9.00 (2007:$8.79)。

28. 股本

	每股面值 $0.1元之股份	$000
法定		
於2006年7月1日、2007年6月30日及2008年6月30日	**1,000,000,000**	**100,000**
已發行及繳足		
於2006年7月1日	582,791,428	58,279
因行使購股權而發行新股(a)	28,500	3
購回股份(b)	(2,641,000)	(264)
於2007年6月30日	**580,178,928**	**58,018**
因行使購股權而發行新股(c)	**979,000**	**98**
購回股份(d)	**(8,042,000)**	**(804)**
於2008年6月30日	**573,115,928**	**57,312**

a 於截至2007年6月30日止年度，行使購股權認購本公司28,500股股份，代價為$248,000，其中$3,000計入股本，其餘$245,000計入股份溢價賬。就有關已行使購股權認購方面，$25,000由僱員酬金儲備中提取並記入股份溢價賬。

b 於截至2007年6月30日止年度，本公司於香港聯交所購回2,641,000股股份。該等購回股份於2007年6月30日之前經已被註銷。回購該等股份所支付之總額$22,082,000已從股東權益中扣除。

購回之月份	購回股份數目	每股價格 最高	每股價格 最低	已付總價格 $000
2006年11月	847,500	$7.45	$7.22	6,224
2006年12月	66,000	$7.50	$7.50	495
2007年3月	139,500	$7.78	$7.50	1,069
2007年5月	1,305,000	$9.12	$8.88	11,776
2007年6月	283,000	$9.00	$8.76	2,518
	2,641,000			22,082

c 於截至2008年6月30日止年度，行使購股權認購本公司979,000股股份，代價為$8,811,000，其中$98,000計入股本，其餘$8,713,000計入股份溢價賬。就已行使購股權認購方面，$1,929,000由僱員酬金儲備中提取並記入股份溢價賬。

27. 流動通訊服務牌照費負債

	2008 $000	2007 $000
於7月1日	**715,704**	625,224
添置	**–**	66,053
計入綜合損益表之遞增開支（附註8）	**80,430**	76,834
付款	**(65,895)**	(52,407)
於6月30日	**730,239**	715,704
減：流動通訊服務牌照費負債—即期部分	**(73,500)**	(65,895)
非即期部分	**656,739**	649,809

流動通訊服務牌照費負債之現值分析如下：

	2008 $000	2007 $000
應付最低年費		
1年內	**76,020**	65,895
1年後但於5年內	**438,034**	374,453
5年後	**791,887**	931,488
	1,305,941	1,371,836
減：未來融資費用	**(575,702)**	(656,132)
流動通訊服務牌照費負債之現值	**730,239**	715,704
包括：		
1年內	**73,500**	65,895
1年後但於5年內	**314,005**	269,447
5年後	**342,734**	380,362
	730,239	715,704

26. 遞延所得稅

本集團於香港及海外業務產生之暫時差額之遞延所得稅乃分別按稅率16.5%(2007：17.5%)及有關國家現行適用稅率計算。

當有法定可執行權力將現有稅項資產與現有稅務負債抵銷，且遞延所得稅涉及同一財政機關，則可將遞延所得稅資產與負債互相抵銷。於綜合資產負債表內列出之經適當抵銷後釐定之金額如下：

	2008 **$000**	2007 $000
遞延所得稅負債	**103,960**	129,613

遞延所得稅負債／(資產)之總變動如下：

	有關加速稅項津貼之遞延所得稅負債 $000	有關稅項虧損之遞延所得稅資產 $000	總額 $000
於2006年7月1日	138,443	(5,450)	132,993
於綜合損益表確認(附註10 (a))	(8,830)	5,450	(3,380)
於2007年6月30日	129,613	—	129,613
於2007年7月1日	129,613	—	129,613
於綜合損益表確認(附註10 (a))	(25,653)	—	(25,653)
於2008年6月30日	**103,960**	**—**	**103,960**

就結轉之稅務虧損而確認之遞延所得稅資產僅限於有關之稅務利益可透過未來應課稅溢利實現之部分。

本集團並無就有關稅項虧損$66,651,000(2007：$66,651,000)確認遞延所得稅資產$10,997,000(2007：$11,664,000)。根據現行稅務法例，該等稅項虧損並未到期。

24. 現金及銀行結存

	本集團		本公司	
	2008	2007	**2008**	2007
	$000	$000	**$000**	$000
短期已抵押銀行存款	**333,159**	324,395	**328,832**	320,068
銀行存款及現金	**145,342**	68,070	**1,682**	2,849
短期銀行存款	**1,158,000**	1,923,990	**—**	—
現金及現金等價物	**1,303,342**	1,992,060	**1,682**	2,849
	1,636,501	2,316,455	**330,514**	322,917
承受信貸風險之最高金額	**1,632,166**	2,310,399	**330,514**	322,917

於2008年6月30日，現金及銀行結存$834,691,000乃以美元列值(2007:$996,364,000)。

由於本集團之存款乃分佈於多家金融機構，故銀行結存有關之信貸風險並不集中。

已抵押銀行存款中，$226,244,000(2007：$200,933,000)已抵押作為本集團3G牌照履約保證之現金抵押品(如附註30「承擔及或然負債」內所述)。

25. 應付營業及其他應付款項

	本集團		本公司	
	2008	2007	**2008**	2007
	$000	$000	**$000**	$000
應付營業賬款	**161,766**	154,984	**—**	—
其他應付款項及應計款項	**663,110**	711,787	**2,853**	2,251
即期部分	**824,876**	866,771	**2,853**	2,251

應付營業賬款之賬齡分析如下：

	2008	2007
	$000	$000
現時至30天	**93,400**	75,656
31至60天	**49,912**	40,094
61至90天	**10,855**	9,769
90天以上	**7,599**	29,465
	161,766	154,984

22. 應收營業及其他應收款項*(續)*

應收營業款項之減值撥備變動如下：

	2008	2007
	$000	$000
於7月1日	**13,005**	14,241
於綜合損益表中確認之減值虧損	**11,057**	11,519
於年內撇銷之金額	**(12,535)**	(12,755)
於6月30日	**11,527**	13,005

於2008年6月30日，應收營業款項$11,527,000 (2007:$13,005,000)已出現減值並已全數計提撥備。個別應收款項單獨出現減值主要與獨立客戶有關，該等客戶遭遇出乎預料之不利經濟形勢。

23. 存貨

	2008	2007
	$000	$000
流動電話及配件，按成本計	**82,215**	90,547
減：滯銷及過時存貨之撥備	**(13,814)**	(15,481)
	68,401	75,066

存貨指持作轉售用途之貨品。於2008年6月30日，存貨之原值及可變現淨值分別為$64,594,000(2007：$67,423,000)及$3,807,000(2007：$7,643,000)。

本集團於截至2008年6月30日止年度內撥回滯銷及過時存貨之撥備$1,667,000(2007：確認$8,172,000)。已撥回之金額已包括在綜合損益表已銷售存貨成本內。

22. 應收營業及其他應收款項

	本集團		本公司	
	2008	2007	**2008**	2007
	$000	$000	**$000**	$000
應收營業賬款	**212,878**	192,423	**—**	—
減：應收營業賬款之減值撥備	**(11,527)**	(13,005)	**—**	—
應收營業賬款－淨額	**201,351**	179,418	**—**	—
按金及預付款項	**158,592**	129,751	**214**	161
其他應收款項	**52,708**	31,143	**1,669**	2,312
	412,651	340,312	**1,883**	2,473
減：按金及預付款項－非即期部分	**(55,275)**	(47,673)	**—**	—
即期部分	**357,376**	292,639	**1,883**	2,473

於2008年6月30日，按金$96,878,000 (2007: $83,960,000)尚未到期，且由於本集團之按金乃分佈於眾多借款方，因此按金有關之信貸風險並不集中。

按金、應收營業及其他應收款項於呈報日期承受之信貸風險之最高金額為其賬面值。

本集團一般給予客戶由發票日期起計介乎15天至45天不等之賒賬期。扣除撥備後之應收營業賬款賬齡分析如下：

	2008	2007
	$000	$000
現時至30天	**171,408**	159,535
31至60天	**21,499**	15,304
61至90天	**5,339**	3,365
90天以上	**3,105**	1,214
	201,351	179,418

由於本集團擁有大量客戶，因此其應收營業賬款之信貸風險並不集中。

於截至2008年6月30日止年度，本集團已確認之應收營業賬款減值虧損為$11,057,000 (2007：$11,519,000)。該虧損已包括在綜合損益表之其他經營開支內。

於2008年6月30日，應收營業款項$42,933,000 (2007: $31,768,000)已逾期，但並未減值。這與若干獨立客戶近期並無違約記錄有關。此等應收營業款項之賬齡分析如下：

	2008	2007
	$000	$000
30天以內	**34,489**	27,189
31至60天	**5,339**	3,365
60天以上	**3,105**	1,214
	42,933	31,768

21. 無形資產

	手機補貼 $000	流動通訊 服務牌照費 $000	總額 $000
於2006年6月30日			
成本	345,571	723,049	1,068,620
累計攤銷	(177,109)	(91,552)	(268,661)
賬面淨值	168,462	631,497	799,959
截至2007年6月30日止年度			
年初賬面淨值	168,462	631,497	799,959
添置	193,428	66,053	259,481
攤銷*	(212,231)	(63,284)	(275,515)
年末賬面淨值	149,659	634,266	783,925
於2007年6月30日			
成本	327,482	789,102	1,116,584
累計攤銷	(177,823)	(154,836)	(332,659)
賬面淨值	149,659	634,266	783,925
截至2008年6月30日止年度			
年初賬面淨值	**149,659**	**634,266**	**783,925**
添置	**280,238**	**—**	**280,238**
攤銷*	**(219,271)**	**(64,383)**	**(283,654)**
年末賬面淨值	**210,626**	**569,883**	**780,509**
於2008年6月30日			
成本	**387,143**	**789,102**	**1,176,245**
累計攤銷	**(176,517)**	**(219,219)**	**(395,736)**
賬面淨值	**210,626**	**569,883**	**780,509**

* *包括已撇銷之手機補貼$7,898,000(2007:$4,469,000)。*

20. 金融投資（續）

a 可供出售金融資產

	2008 $000	2007 $000
於7月1日	**58,854**	40,281
添置	**—**	674
分派	**(12,188)**	—
重估盈餘	**8,402**	17,899
於6月30日	**55,068**	58,854

可供出售金融資產乃以美元列值，未上市及於不活躍市場上買賣且為私人發行。

可供出售金融資產乃根據有關基金經理釐定之各基金每單位資產淨值以公平值呈列。

b 持至到期日之債務證券

	2008 $000	2007 $000
於7月1日	**31,340**	692,180
添置	**40,726**	—
攤銷	**29**	(806)
於到期時贖回	**(31,340)**	(660,238)
匯兌差額	**—**	204
於6月30日	**40,755**	31,340

持至到期日之債務證券乃以美元列值，其標準普爾信貸評級為A- (2007:A-)。

持至到期日之債務證券於呈報日期承受之信貸風險之最高金額為其賬面值。

賬面值與其公平值相若。

於截至2007年及2008年6月30日止年度，出售持至到期日之債務證券並無錄得損益。

	2008 $000	2007 $000
證券到期時所得之款項	**31,340**	660,238
於贖回／到期日之賬面值	**(31,340)**	(660,238)
出售收益淨額	**—**	—

19. 於聯營公司之權益

	2008 $000	2007 $000
分佔資產淨值	—	—
應收一間聯營公司款項，減撥備	1,812	1,812
	1,812	1,812

	2008 $000	2007 $000
於2006年7月1日，2007年6月30日及2008年6月30日	1,812	1,812

應收一間聯營公司款項為無抵押、免息及無固定還款期。

於2008年6月30日之聯營公司詳情如下：

公司名稱	註冊成立及營業地點	主要業務	持有已發行股份之詳情	持有權益
New Top Finance Limited	英屬處女群島	投資控股	375股普通股每股面值1美元	37.5%

由於該聯營公司之資產、負債、累計虧損及未確認虧損之金額對本集團並不重要，故本集團並無披露該等金額。該等金額之賬面值與其公平值相若。

20. 金融投資

	2008 $000	2007 $000
可供出售金融資產(a)	55,068	58,854
持至到期日之債務證券(b)	40,755	31,340
	95,823	90,194
減：於結算日起計1年內到期之持至到期日之債務證券(包括在流動資產內)	—	(31,340)
非流動金融投資總額	95,823	58,854

18. 於附屬公司之投資

a 於附屬公司之投資

	2008 **$000**	2007 $000
非上市股份之投資成本	**939,189**	939,189

於2008年6月30日之主要附屬公司詳情如下：

公司名稱	註冊 成立地點	主要業務及 經營所在地	已發行 股本詳情	本集團 所佔權益
SmarTone (BVI) Limited *	英屬處女群島	在英屬處女群島從事投資控股及集團融資	1,000股普通股每股面值1美元	100%
數碼通電訊有限公司	香港	在香港提供流動通訊服務及銷售流動電話及配件	100,000,000股普通股每股面值$1	100%
SmarTone 3G Limited	香港	在香港提供3G流動通訊電話服務	2股普通股每股面值$1	100%
數碼通流動通訊(澳門)股份有限公司	澳門	在澳門提供流動通訊服務及銷售流動電話及配件	100,000股股份每股面值澳門幣100元	72%
廣州數碼通客戶服務有限公司	中華人民共和國	在中國內地提供顧客支援服務及電話直銷服務	註冊資本$9,200,000	100%

* *由本公司直接持有之附屬公司。*

上述所有附屬公司均為有限責任公司。

b 應收一間附屬公司之款項

	2008 **$000**	2007 $000
應收一間附屬公司之款項	**3,455,962**	2,871,756

c 應付一間附屬公司之款項

	2008 **$000**	2007 $000
應付一間附屬公司之款項	**1,246,769**	403,845

應收／應付附屬公司之款項為無抵押、免息及無固定還款期。該等款項之賬面值與其公平值相若。

17. 固定資產

	租賃物業裝修 $000	網絡及測試設備 $000	電腦、發單及辦公室電話設備 $000	其他固定資產 $000	在建網絡 $000	總額 $000
於2006年6月30日						
成本	224,431	4,317,822	558,012	62,207	215,650	5,378,122
累計折舊	(184,142)	(2,750,600)	(467,544)	(51,772)	—	(3,454,058)
賬面淨值	40,289	1,567,222	90,468	10,435	215,650	1,924,064
截至2007年6月30日止年度						
年初賬面淨值	40,289	1,567,222	90,468	10,435	215,650	1,924,064
匯兌差額	144	—	162	100	—	406
添置	28,445	14,172	25,425	6,541	315,075	389,658
重新分類	—	252,318	—	—	(252,318)	—
出售	(457)	(11,860)	(52)	(26)	(960)	(13,355)
折舊	(25,470)	(403,502)	(35,942)	(3,814)	—	(468,728)
年末賬面淨值	42,951	1,418,350	80,061	13,236	277,447	1,832,045
於2007年6月30日						
成本	201,985	4,550,531	564,944	60,362	277,447	5,655,269
累計折舊	(159,034)	(3,132,181)	(484,883)	(47,126)	—	(3,823,224)
賬面淨值	42,951	1,418,350	80,061	13,236	277,447	1,832,045
截至2008年6月30日止年度						
年初賬面淨值	**42,951**	**1,418,350**	**80,061**	**13,236**	**277,447**	**1,832,045**
匯兌差額	**159**	**—**	**120**	**121**	**—**	**400**
添置	**24,714**	**24,800**	**30,972**	**3,211**	**391,249**	**474,946**
重新分類	**86**	**360,458**	**—**	**(7)**	**(360,537)**	**—**
出售	**(101)**	**(3,500)**	**(59)**	**(76)**	**(6,319)**	**(10,055)**
折舊	**(20,984)**	**(386,880)**	**(38,180)**	**(4,344)**	**—**	**(450,388)**
年末賬面淨值	**46,825**	**1,413,228**	**72,914**	**12,141**	**301,840**	**1,846,948**
於2008年6月30日						
成本	**200,246**	**4,812,989**	**579,568**	**57,896**	**301,840**	**5,952,539**
累計折舊	**(153,421)**	**(3,399,761)**	**(506,654)**	**(45,755)**	**—**	**(4,105,591)**
賬面淨值	**46,825**	**1,413,228**	**72,914**	**12,141**	**301,840**	**1,846,948**

於2008年6月30日，本集團以融資租賃持有之固定資產賬面淨值為$124,626,000（2007：$204,464,000）。

14. 本公司股東應佔溢利

本公司股東應佔綜合溢利包括一筆已列入本公司財務報表之$612,533,000 (2007：$53,753,000)。

15. 每股盈利

每股基本及攤薄盈利是根據本集團之股東應佔溢利$275,755,000(2007：$157,563,000)計算。

每股基本盈利為按照年內已發行股份之加權平均數576,920,845股(2007：582,016,324股)計算。每股攤薄盈利乃根據577,410,448股(2007：582,063,916股)計算，此股數乃包括年內已發行股份之加權平均數，及如全部購股權獲悉數行使時被視為將以零代價予發行股份之加權平均數489,603股(2007：47,592股)計算。

16. 股息

	2008	2007
	$000	$000
派付中期股息，每股28港仙(2007：0仙)	**161,115**	—
擬派末期股息，每股20港仙(2007：27港仙)	**114,572**	156,387
擬派特別現金股息，每股0仙(2007：85港仙)	**—**	492,329
	275,687	648,716

於2008年3月4日舉行之會議上，董事宣派截至2008年6月30日止年度之中期股息每股28港仙，該等股息已於2008年4月15日派付，並列作截至2008年6月30日止年度之保留溢利分派。

於2008年8月28日舉行之會議上，董事建議派發末期股息每股20港仙。此項擬派股息並無於該等財務報表內列為應付股息，惟將列作截至2009年6月30日止年度之保留溢利分派。

擬派末期股息乃根據於該等財務報表獲批准日期已發行股份數目計算。

12. 5名最高薪人士

5名最高薪人士中，2名(2007：2名)為董事，其薪金已於附註11披露。其餘3名(2007：3名)人士之酬金總額如下：

	2008	2007
	$000	$000
薪金及津貼	**9,108**	7,242
花紅	**515**	765
退休金計劃供款	**705**	653
	10,328	8,660

除以上酬金外，本公司根據本公司購股權計劃向3名最高薪人士授出購股權。該等實物福利之詳情已於董事報告書「購股權計劃」一節及附註29內披露。

3名(2007：3名)最高薪人士之薪酬分佈範圍如下：

	2008	2007
	僱員人數	僱員人數
$2,000,001 – $2,500,000	**1**	2
$3,000,001 – $3,500,000	**1**	—
$4,000,001 – $4,500,000	**—**	1
$4,500,001 – $5,000,000	**1**	—
	3	3

13. 僱員退休福利

本集團為其僱員參與兩項界定供款之退休計劃，包括職業退休計劃及強制性公積金計劃(「強積金計劃」)(兩項計劃統稱為「該等計劃」)。該等計劃之資產與本集團之資產乃分開持有，並由獨立於本集團管理之基金公司保管。

本集團及僱員向職業退休計劃作出之供款，乃根據僱員底薪及指定百分比計算。僱員於可全數獲取僱主供款前離職而被沒收之供款，可用以抵銷本集團之應繳供款。於2007年及2008年6月30日，所有於職業退休計劃中僱員被沒收之供款，已用以抵銷本集團之應繳供款。

強積金計劃乃於2000年12月根據香港強制性公積金計劃條例設立，本集團之僱員可選擇參加強積金計劃。本集團及僱員均須按僱員有關月薪之5%向計劃供款，計算供款之月薪上限為$20,000。供款一經付予強積金計劃，即全屬僱員所有。

11. 董事酬金(續)

本年度現任及前任董事之酬金詳情如下(按姓名排列):

	2008					2007
	袍金	薪金及津貼	花紅	退休金計劃供款	總額	總額
	$000	$000	$000	$000	$000	$000
執行董事						
黎大鈞先生	**80**	**8,625**	**1,833**	**647**	**11,185**	8,865
陳啟龍先生	**80**	**3,776**	**393**	**378**	**4,627**	4,389
非執行董事						
郭炳聯先生	**100**	—	—	—	**100**	100
黃奕鑑先生	**200**	—	—	—	**200**	200
蘇承德先生[1]	**80**	—	—	—	**80**	80
張永鋭先生	**80**	—	—	—	**80**	80
潘毅仕先生	**80**	—	—	—	**80**	80
容永忠先生[2]	**80**	—	—	—	**80**	20
李家祥博士,太平紳士*	**200**	—	—	—	**200**	200
吳亮星先生,太平紳士*	**200**	—	—	—	**200**	200
楊向東先生*	**80**	—	—	—	**80**	80
顏福健先生*	**200**	—	—	—	**200**	200
Peter David Sullivan先生*[3]	**20**	—	—	—	**20**	—
黎浩佳先生[4]	—	—	—	—	—	60
	1,480	**12,401**	**2,226**	**1,025**	**17,132**	14,554
2007	1,460	11,173	1,026	895		

* 獨立非執行董事

[1] 於2008年6月13日辭任

[2] 於2007年4月4日獲委任

[3] 於2008年4月17日獲委任

[4] 於2007年4月4日辭任

11. 董事酬金

年內應付本公司董事之酬金總額詳情如下：

	2008	2007
	$000	$000
非執行董事		
袍金	**1,320**	1,300
執行董事		
袍金	**160**	160
薪金及津貼	**12,401**	11,173
花紅	**2,226**	1,026
退休金計劃供款	**1,025**	895
	15,812	13,254
	17,132	14,554

於截至2007年及2008年6月30日止年度，概無董事：

- 就有關彼等為本集團之服務向本公司之最終控股公司新鴻基地產發展有限公司(「新鴻基地產」)收取任何酬金；
- 放棄收取酬金之任何權利；或
- 收取作為吸引彼等加入本集團或離職之任何補償金額。

除以上酬金外，董事根據本公司之購股權計劃獲授購股權。有關此等實物福利之詳情已於董事報告書「購股權計劃」一節及附註29內披露。

董事酬金之分佈範圍如下：

	2008	2007
	董事數目	董事數目
$0 – $1,000,000	**11**	11
$4,000,001 – $4,500,000	**—**	1
$4,500,001 – $5,000,000	**1**	—
$8,500,001 – $9,000,000	**—**	1
$11,000,001 – $11,500,000	**1**	—
	13	13

10. 所得稅開支*(續)*

b 所得稅開支與會計溢利按香港稅率之對賬：

	2008 $000	2007 $000
除所得稅前溢利	**337,320**	204,589
除所得稅前溢利之名義稅項，按香港稅率16.5%(2007：17.5%)	**55,658**	35,803
年內稅率下降導致年初遞延稅結餘之影響	**(7,407)**	—
其他國家不同稅率之影響	**(5,287)**	(3,948)
不可扣稅之開支	**493**	72
毋須課稅之收入	**(12,465)**	(17,785)
未確認遞延所得稅資產之稅項虧損	**623**	66
動用先前未確認之稅項虧損	**(31)**	(11,015)
上年度撥備(超額)／不足額	**(692)**	124
未確認之暫時差額	**450**	24,347
所得稅開支	**31,342**	27,664

c 綜合資產負債表內之即期所得稅負債：

	2008 $000	2007 $000
香港利得稅	**44,767**	19,235
海外稅項	**19,879**	12,377
	64,646	31,612

9. 除所得稅前溢利

除所得稅前溢利已計入及扣除下列項目：

	2008	2007
	$000	$000
銷售貨品成本	**623,913**	880,731
攤銷		
手機補貼	**219,271**	212,231
流動通訊服務牌照費	**64,383**	63,284
折舊		
自置固定資產	**370,576**	389,338
租賃固定資產	**79,812**	79,390
土地及樓宇、收發站及專線之經營租約租金	**611,331**	560,166
核數師酬金	**1,480**	1,480
出售固定資產之虧損	**9,350**	12,804
匯兌收益淨額	**(1,815)**	(4,445)
已界定供款計劃(計入員工成本內)之供款*(附註13)	**22,441**	19,412

* *已扣除沒收供款$2,292,000(2007：$3,403,000)。*

10. 所得稅開支

香港利得稅乃按年內估計應課稅溢利依稅率16.5%(2007：17.5%)提撥準備，海外溢利之所得稅則按照年內估計應課稅溢利依本集團經營業務地區之現行稅率計算。

a 計入綜合損益表之所得稅開支指：

	2008	2007
	$000	$000
即期所得稅		
香港利得稅	**43,138**	21,768
海外稅項	**14,549**	9,152
上年度香港利得稅項支出撥備(超額)／不足	**(692)**	124
遞延所得稅(附註26)	**(25,653)**	(3,380)
	31,342	27,664

7. 融資收入

	2008	2007
	$000	$000
債務證券之利息收入		
上市	143	1,354
非上市	—	1,502
	143	2,856
銀行及其他財務機構存款之利息收入	73,228	94,060
遞增收入	3,232	2,654
	76,603	99,570

遞增收入乃指租賃按金隨著時間過去而產生之變動，並以年初租賃按金金額按利息分攤法計算。

8. 融資成本

	2008	2007
	$000	$000
遞增開支		
資產報廢責任	3,166	1,457
流動通訊服務牌照費負債(附註27)	80,430	76,834
其他借貸成本	2	2
	83,598	78,293

遞增開支乃指資產報廢責任及流動通訊服務牌照費負債隨著時間過去而產生之變動，並以年初負債金額按實際利率法計算。

6. 分類呈報 *(續)*

	截至2007年6月30日止年度			
	香港	澳門	其他	綜合
	$000	$000	$000	$000
收入	3,848,779	215,572	(25,429)	4,038,922
經營溢利/分類業績	106,566	76,425	321	183,312
融資收入				99,570
融資成本				(78,293)
除所得稅前溢利				204,589
所得稅開支				(27,664)
除所得稅後溢利				176,925
分類資產	5,227,723	120,080	92,006	5,439,809
分類負債	(1,713,032)	(27,891)	(161,225)	(1,902,148)
固定資產添置	362,940	26,718	—	389,658
無形資產添置	258,520	961	—	259,481
折舊	451,738	16,990	—	468,728
攤銷	274,679	836	—	275,515
出售固定資產之虧損	12,757	47	—	12,804
應收營業賬款之減值虧損	11,251	268	—	11,519
存貨之減值虧損/(撥回減值虧損)	8,174	(2)	—	8,172

其他分類資產包括聯營公司權益及金融投資組成。

其他分類負債包括即期所得稅負債及遞延所得稅負債。

6. 分類呈報

本集團超過90%之收入及經營溢利乃來自其流動通訊業務，故本財務報表並無呈列按業務分類之分析。

分類資料以地區分類作為主要呈報方式。本集團按地區分類之資料分析如下：

	截至2008年6月30日止年度			
	香港	澳門	其他	綜合
	$000	$000	$000	$000
收入	3,826,516	280,562	(33,656)	4,073,422
經營溢利／分類業績	223,727	120,588	—	344,315
融資收入				76,603
融資成本				(83,598)
除所得稅前溢利				337,320
所得稅開支				(31,342)
除所得稅後溢利				305,978
分類資產	4,596,259	148,751	97,635	4,842,645
分類負債	(1,682,619)	(31,868)	(168,606)	(1,883,093)
固定資產添置	442,333	32,613	—	474,946
無形資產添置	278,736	1,502	—	280,238
折舊	427,764	22,624	—	450,388
攤銷	282,480	1,174	—	283,654
出售固定資產之虧損／(收益)	9,571	(221)	—	9,350
應收營業賬款之減值虧損	10,523	534	—	11,057
存貨之(撥回減值虧損)／減值虧損	(1,676)	9	—	(1,667)

5. 財務風險管理 *(續)*

a 財務風險 *(續)*

(iii) 流動資金風險 *(續)*

下表詳列本集團金融負債之合約到期情況。本表格乃根據於本集團須支付之最早日期之未折現金融負債之現金流量得出。

	一年或以下 $000	一年至兩年 $000	兩年至五年 $000	五年以上 $000	總計 $000
於2008年6月30日					
應付營業賬款	**161,766**	**—**	**—**	**—**	**161,766**
其他應付款項及應計款項	**663,110**	**—**	**—**	**—**	**663,110**
流動通訊服務牌照費負債	**76,020**	**86,144**	**351,890**	**791,887**	**1,305,941**
總計	**900,896**	**86,144**	**351,890**	**791,887**	**2,130,817**
於2007年6月30日					
應付營業賬款	154,984	—	—	—	154,984
其他應付款項及應計款項	711,787	—	—	—	711,787
流動通訊服務牌照費負債	65,895	76,020	298,433	931,488	1,371,836
總計	932,666	76,020	298,433	931,488	2,238,607

b 資本風險管理

本集團管理資本之主要目標為保障本集團可持續發展，以為股東及為其他股權持有人提供回報。

本集團將資本定義為本公司股東應佔股權總額，由股本及儲備組成。經計及本集團日後資本需求及資本效率、預計營運現金流量及預測資本開支，本集團積極及定期審閱及管理其資本架構，以確保最高資本及股東回報。本集團採取股息政策，據此，本集團每年分派100%股東應佔溢利(不包括非經常項目)作為股息。

c 公平值估計

並非於交投活躍市場買賣之金融工具之公平值，乃根據於各結算日可取得之最近期財務資料而釐定。金融資產之賬面值、應收營業賬款及應付營業賬款乃假定與其公平值相若。

5. 財務風險管理(續)

a 財務風險(續)

(i) 市場風險(續)

價格風險

本集團持有可供出售金融資產而面臨價格風險。可供出售金融資產按有關基金經理釐定之各基金每單位資產淨值之公平值列賬。本集團透過緊密監控價格變化及可能影響該等投資價值之市場條件變動管理風險。

於2008年6月30日,倘可供出售金融資產之公平值增加或減少10%,且所有其他變量保持不變,則投資重估儲備將會增加或減少$5,506,000 (2007:$5,885,000)。

(ii) 信貸風險

本集團持有現金及銀行結餘及持至到期日之債務證券,令本集團面臨對手方之信貸風險。本集團透過嚴密監控對手方之信用評級及為對手方設立經批准且定期檢討之信用限額,控制其信貸風險以防止對手方不履行合約。根據庫務政策,本集團透過在信貸評級良好之銀行及金融機構存款或投資於投資等級(最低信貸評級是穆迪之Baa或標準普爾之BBB)之持至到期日債務證券而投資其盈餘資金。

本集團亦面臨營運活動帶來之信貸風險。本集團授予客戶之信貸期一般為自開出發票之日起計15日至45日。本集團對任何個體債務人並無重大風險。

(iii) 流動資金風險

流動資金風險為資產與負債之金額及到期日錯配而導致本集團於其債務到期時未能償還債務之風險。

本集團利用預計現金流量分析,透過預測所需現金及監測本集團之營運資金以管理流動資金風險,從而確保所有到期債務及現有融資要求得以滿足。

本集團將流動資產維持於保守水平,以確保有充裕現金以應付任何非預期及日常業務之重大現金需求。此外,備用銀行信貸亦為本集團提供或有流動資金支援。

5. 財務風險管理

本節列載有關本集團管理層及財務風險控制之資料。本集團面臨之主要財務風險包括市場風險、信貸風險及流動資金風險。本集團董事會不時批准財資管理政策，專為降低本集團所面臨之財務風險。本集團之風險管理政策集中關注難以預測之金融市場，並致力於將對本集團財務表現造成之潛在不利影響減低。

a 財務風險

(i) 市場風險

本集團之市場風險包括外匯風險、利率風險及價格風險。本集團管理及計量該種風險之方式並無任何改變。

外匯風險

本集團之功能貨幣為港元。外匯風險來自未來商業交易、已確認之資產及負債以及海外業務之淨投資，主要涉及美元、歐元、澳幣及人民幣。此外，人民幣兑換為外幣須受中華人民共和國制訂之外匯管制條例及規定限制。該等貨幣兑換港元匯率之任何變動將會影響本集團之經營業績。

本集團若干資產主要以美元計值。而港元與美元掛鈎，因此外匯風險被視為微乎其微。本集團現時並無進行任何外匯對沖活動。

於2008年6月30日，本集團以外匯計值之金融淨資產為$961,970,000(2007：$1,015,389,000)，其中以美元計值之金融資產淨值佔89%(2007：97%)。

於2008年6月30日，倘港元兑美元減少或增加1%，而所有其他變量保持不變，則本集團除税前溢利將增加或減少$8,539,000 (2007：$9,878,000)。

利率風險

本集團之利率風險主要來自持有銀行存款。持至到期日之債務證券令本集團面臨公平值利率風險。

本集團遵守之政策為透過緊密監察利率變動，並於有利價格機會出現時訂立新銀行信貸。

於2008年6月30日，倘利率增加或減少100個基點，且所有其他變量保持不變，則本集團除税前溢利將增加或減少$16,365,000 (2007：$23,165,000)，主要由於銀行存款之利率收入增高或降低所致。

100個基點之變動指管理層評估期內直至下一個年度申報日期之利率可能出現之合理變動。

3. 編製基準（續）

u 股息分派

當本公司股東批准股息之期間，向本公司股東分派之股息於本集團財務報表內確認為負債。

v 關連人士

就該等財務報表而言，倘本集團有權直接或間接控制某方，或可對某方之財務及營運決策發揮重大影響力（或其對本集團之財務和營運決策發揮重大影響力），或相反，倘本集團及某方均受共同控制或共同重大影響，則此等人士會被視為關連人士。關連人士可為個人或其他實體。

4. 主要會計估計及判斷

估計及判斷乃根據過往經驗及其他因素持續進行評估，該等因素包括在若干情況下對未來事項之合理預測。

本集團對未來作出估計及假設，而就此得出之會計估計在定義上與有關實際結果不盡相同。下文討論有相當大機會導致下一財政年度資產及負債賬面值須作出重大調整之估算和假設：

a 固定資產之可使用年期

網絡業務所使用之固定資產雖較為耐用，但卻可能會遇上技術過時之問題。年度折舊開支容易受到本集團估計各類固定資產之經濟可使用年期之影響而變動。管理層會每年進行檢討，以評估其對有關估計經濟可使用年期是否恰當。有關檢討已考慮技術變更、預期經濟使用率及有關資產之實際狀況。可使用年期乃於購入時經考慮未來技術變更、業務發展及本集團策略後作出估計。倘情況或事件發生任何不可預見之逆轉，則本集團會評估是否須縮短可使用年期及／或作出減值撥備。不可預見逆轉之證據，包括預測經營業績下降、行業或經濟趨勢逆轉及技術發展迅速。

b 資產報廢責任

本集團定期評估及確認於租約屆滿時復修租賃物業所產生之固定資產及責任之公平值。在確立資產報廢責任之公平值時，已應用估計及判斷而釐定該等未來現金流量及貼現率。管理層根據租賃物業之種類、延續租賃年期之可能性及修復成本等若干假設估計未來現金流量，而所使用之貼現率乃參照本集團資本之歷史加權平均成本而定。

c 資產減值

於各結算日，本集團均對固定資產及無形資產進行減值評估。

管理層需要判斷資產減值，尤其是評估：(1)是否已發生可能影響資產價值之事件；(2)按適當比率估計未來之現金流量經折算後之淨現值能否支持該項資產之賬面值；及(3)是否使用適當比率折算現金流量。管理層改變用以確定減值程度（如有）之假設（包括現金流量預測中採用之折現率或增長率假設），足以影響本集團呈報之財務狀況及營運業績。

3. 編製基準 *(續)*

s 或然資產及負債

或然資產指因已發生事件而可能產生之資產，此等資產僅須就某一宗或多宗事件會否發生才能確認，而本集團並不能完全掌控該(等)事件。

或然資產不會獲確認，但會於可能出現經濟利益流入時，在財務報表附註中披露。於實質確定可產生經濟效益時，有關資產方獲確認為資產。

或然負債指因已發生事件而可能引起之責任，此等責任需就某一宗或多宗事件會否於未來發生才能確認，而本集團並不能完全控制該等未來事件會否實現。或然負債亦可能是因已發生事件所引起之現有責任，但由於可能不需要消耗經濟資源，或責任金額未能可靠地衡量而未有入賬。

或然負債不會獲確認，但會在財務報表附註中披露。倘消耗資源之可能性改變導致可能出現資源消耗，此等負債將被確認為撥備。

t 收入確認

收入包括本集團於日常業務過程中出售貨品及服務之已收或應收代價之公平值。收入在扣除退貨、回扣及折扣，以及對銷集團內部銷售後列示。

收入於綜合損益表確認如下：

(i) 銷售貨品

銷售貨品之收入在擁有權之風險及報酬已轉移至買家時，即於貨品付運至客戶及所有權轉移，以及合理確保有關應收款項可收回時予以確認。

(ii) 流動通訊服務

來自流動通訊服務之收入乃按本集團之流動通訊網絡及設備之用量計算，並於提供服務時確認。而標準服務計劃預先發單之流動電話服務收入則予以遞延，並包括在遞延收入內。

(iii) 利息收入

利息收入採納實際利率法按時間比例基準確認。倘應收款項出現減值，本集團會將賬面值減至其可收回款額，即估計未來現金流量按該工具之原定實際利率貼現之數額，並繼續解除貼現作為利息收入。

(iv) 股息收入

股息收入乃於收取權確立後確認。

3. 編製基準(續)

q 撥備

當本集團因過往事件而須負上現時之法律或推定責任，很可能需要消耗資源以履行責任，及有關金額能可靠估計時，會確認撥備。未來營運虧損不予確認撥備。

如有多項類似責任，於釐定其需流出資源以結清責任之可能性時，會整體考慮該責任類別。即使在同一責任類別所包含之任何一個項目相關之資源流出之可能性極低，仍須確認撥備。

撥備乃按預期需用作清償責任開支以稅前比率計算之現值衡量，其反映當時市場對金錢之時間值及該責任之特定風險評估。因時間之流逝而增加之撥備確認為利息開支。

r 僱員福利

(i) 僱員之假期福利

僱員之年假權益於僱員應獲得假期時確認。截至結算日止，就僱員已提供服務而產生之年假之估計負債作出撥備。

僱員之病假、產假、陪產假及婚假福利於其休假時方予確認。

(ii) 花紅計劃

本集團按照特定計算方法就花紅確認負債及開支，該計算方法已考慮本公司股東應佔溢利並作出若干調整。於出現合約責任或過往慣例引致推定責任時，本集團即確認撥備。

(iii) 退休福利

本集團為其僱員設有已界定供款退休計劃(包括強制性公積金)，其資產一般由獨立信託管理基金持有。有關計劃一般由本集團相關公司供款撥付。

已界定供款計劃包括香港強制性公積金計劃條例規定作出強制性供積金之供款，於產生時在綜合損益表內確認為支出。

(iv) 股份報酬

本集團設有一項以股權結算，以股份報酬之計劃。就僱員提供服務而授予之購股權之公平值確認為開支。將於歸屬期內列作開支之總金額乃參考所授予購股權之公平值釐定(不包括任何非市場性質之歸屬條件所產生之影響，如盈利能力及銷售額增長指標)。在假定預期可予以行使之購股權數目時，亦連同非市場性質之歸屬條件一併考慮。於各結算日，該實體調整對預期可予以行使之購股權數目所作之估計，並在綜合損益表確認調整原來估計所產生之影響(如有)，及於餘下歸屬期內對股本作出相應調整。

已收款項(扣除任何直接應計交易成本)在行使購股權時撥入股本(面值)及股份溢價。

3. 編製基準*(續)*

m 現金及現金等價物

於綜合現金流量表中，現金及現金等價物包括現金存款、手頭現金、存放於銀行及其他財務機構之活期存款，以及短期而流動性極高之投資項目。該等投資必須易於轉換為已知之現金數額，價值變動風險極小及於購入後3個月內到期。現金及現金等價物亦包括須於通知時償還並構成本集團現金管理一部分之銀行透支。銀行透支乃列入綜合資產負債表中流動負債下之借貸內。

n 股本

普通股乃歸類為權益。

與發行新股或購股權直接相關之遞增成本於扣除稅項後於權益中列為所得款項之減項。

o 借貸及借貸成本

借貸初步按公平值扣除所產生交易成本確認。交易成本為收購、發行或出售金融資產或金融負債時直接產生之遞增成本，包括向代理商、顧問、經紀及交易商支付之費用及佣金、監管機構及證券交易所之徵費及過戶登記稅項及稅款。借貸其後按攤銷成本列賬；所得款項(扣除交易成本)與贖回價值間之任何差額則於借貸期內按實際利率法於綜合損益表中確認。

除非本集團擁有無條件權利，可延遲償還負債至結算日後至少12個月或以上，否則借貸應歸類為流動負債。

除直接用作收購、建設或製造需要相當長時間才可以投入原定用途或銷售之資產之借貸成本可撥作資本以外，借貸成本均在產生之期間在損益賬列作支出。

屬於合資格資產成本一部分之借貸成本在資產產生開支、借貸成本產生及使資產投入原定用途或銷售所必須之準備工作進行期間開始資本化。在使合資格資產投入原定用途或銷售所需之絕大部分準備工作中止或完成時，借貸成本便會暫停或停止資本化。

p 遞延所得稅

遞延所得稅採用負債法就資產與負債之稅基與其在財務報表之賬面值兩者之暫時差額作全數撥備。然而，倘遞延所得稅乃因進行一項不影響會計或應課稅溢利或虧損之交易時，初步確認該項交易(業務合併除外)之資產或負債而產生，則遞延所得稅不予入賬。遞延所得稅以於結算日已頒佈或實質上已頒佈，及預期於相關遞延所得稅資產變現或遞延所得稅負債清償時適用之稅率(及稅法)釐定。

遞延所得稅資產之確認，以估計未來有足夠應課稅溢利扣減暫時差額為限。

遞延所得稅乃就附屬公司及聯營公司投資產生之暫時差額而撥備，惟倘本集團可以控制暫時差額之撥回時間及暫時差額可能在可見未來不會撥回則除外。

3. 編製基準*(續)*

j 金融資產*(續)*

(iii) 可供出售金融資產*(續)*

以外幣列值並分類為可供出售之貨幣證券之公平值變動，會按因證券之攤銷成本變動及證券賬面值之其他變動所產生之匯兌差額予以分析。匯兌差額於綜合損益表確認，而賬面值之其他變動則在權益賬確認。分類為可供出售之貨幣證券及分類為可供出售之非貨幣證券之公平值變動均於權益賬確認。

倘分類為可供出售之證券售出或出現減值時，其於權益賬確認之累計公平值調整將以「投資證券之收益或虧損」計入綜合損益表。按實際利息法計算之可供出售證券利息，於綜合損益表確認。於本集團確立收款之權利時，可供出售股本工具之股息於綜合損益表確認。

報價投資之公平值乃根據現行買盤價計算。倘某金融資產之市場並不活躍，及就非上市證券而言，本集團會採用估值技巧釐定公平值，該等技巧包括採納近期市場交易、參考其他大致相同之工具、現金流量貼現分析及購股權定價模式，並盡量使用市場數據及盡量減少依賴實體之特定數據。

本集團於各結算日評估是否有客觀證據證明某金融資產或某組金融資產出現減值。就分類為可供出售金融資產之股本證券而言，在決定有關證券有否減值時，須考慮該證券之公平值有否大幅或長期下跌至低於其成本；倘可供出售金融資產出現減值之證據，累計虧損(按購入成本與現行公平值之差額，減過往曾於綜合損益表中確認之任何減值虧損)會自權益賬扣除並於綜合損益表確認。於綜合損益表確認之股權工具減值虧損不能從綜合損益表中撥回。貿易應收賬款之減值檢測載於附註3(l)。

k 存貨

存貨包括手機及配件，乃以成本及可變現淨值之較低者列賬。成本以加權平均數基準計算。可變現淨值乃按於日常業務過程中之預期銷售價，減適用之變動銷售費用。

l 應收營業及其他應收款項

應收營業及其他應收款項初步按公平值確認，其後以實際利率法按已攤銷成本減任何減值撥備計算。應收營業及其他應收款項之減值撥備，於出現客觀證據顯示本集團將無法按應收款項之原有條款收回所有到期金額時確立。債務人出現嚴重財政困難、債務人可能會破產或進行財務重組，以及拖欠或懈怠付款，均被視為應收營業賬款已減值之指標。撥備金額為資產賬面值與估計未來現金流量之現值(按實際利率貼現計算)間之差額。撥備金額於綜合損益表之「其他經營開支」中確認。

3. 編製基準 *(續)*

j 金融資產

本集團將其金融資產分為以下類別：貸款及應收款項、持至到期日之債務證券及可供出售金融資產。分類乃視乎購入金融資產之目的而定。管理層於初步確認時決定其金融資產分類。

(i) 貸款及應收款項

貸款及應收款項為並非於交投活躍市場報價而具備固定或可釐定款項之非衍生工具金融資產。此等款項包括於流動資產內，惟不包括到期日為結算日起計12個月後者。該等款項會列作非流動資產。貸款及應收款項於綜合資產負債表以「應收營業及其他應收款項」列賬(附註3(l))。

(ii) 持至到期日之債務證券

持至到期日之債務證券指有固定或可釐定之付款金額，有固定到期日且本集團管理層有明確意向及能力持有至到期日之非衍生工具金融資產。持至到期日之債務證券於結算日(本集團結算購買及出售資產之日期)初步按成本確認。倘若本集團出售或重新歸類持至到期日之金融資產(除數量小外)，則整個類別將會更改，並將重新歸類為可供出售金融資產。持至到期日之金融資產乃列入非流動資產，惟到期日少於結算日起計12個月者則列為流動資產。

本集團於各結算日評估是否有客觀證據證明某金融資產或某組金融資產出現減值。至於分類為債務證券，信貸評級出現大幅或長期下降時，會被視為持至到期日之債務證券減值之跡象。倘持至到期日之債務證券存在任何該等跡象，則虧損(按攤銷成本與現時公平值之差額計量)須於綜合損益賬中確認。

(iii) 可供出售金融資產

可供出售金融資產為指定於此類別或不列入任何其他類別之非衍生工具。除非管理層有意於結算日期起計12個月內將有關投資出售，否則應列入非流動資產。

定期投資買賣乃於交易日(即本集團承諾買賣該資產當日)確認。就所有並非按公平值列入損益表之金融資產，其初步投資額按公平值加交易成本確認。當收取該等投資現金流量之權利已到期或已轉讓，或本集團已大致上將擁有權之所有風險及回報轉移，則會終止確認該等投資。可供出售金融資產其後按公平值列賬。貸款及應收款項及持有至到期日之債務證券均以實際利率法按攤銷成本列賬。

3. 編製基準 *(續)*

h 租賃資產

由承租人承擔所有權之絕大部分相關風險及報酬之資產租賃，歸類為融資租賃。出租人並未轉讓所有權之全部相關風險及報酬之資產租賃，則歸類為經營租賃。

(i) 以融資租賃購入之資產

倘本集團以融資租賃獲得資產使用權，會以相當於租賃資產公平值，或最低租賃付款額之現值(以較低之數額)列為固定資產，而相應負債(扣除融資費用)則列為融資租賃承擔。租賃付款隱含之融資成本於租賃期內計入綜合損益表，以於各會計期間餘下負債產生固定之概約固定費用比率。

以融資租賃持有之資產按資產之估計可使用年期或租約期(以兩者之較短者)計算折舊。減值虧損根據附註3(i)所載之會計政策入賬。

(ii) 經營租賃費用

倘本集團根據經營租賃使用資產，則租金付款會於租賃期間內按直線法於綜合損益表扣除，除非有其他計算基準可更有代表性地計算來自租賃資產之收益模式。所收取之租賃獎勵金於綜合損益表中確認，作為租金淨付款總額之一部分。

i 非金融資產減值

並無可使用年期之資產毋須攤銷，惟須至少每年評估減值，且於發生若干事件或情況有變，而顯示賬面值未必可收回時，亦須評估該資產之減值。至於須作攤銷之資產，則於發生若干事件或情況有變，而顯示賬面值未必可收回時，進行減值檢討。減值虧損按資產之賬面值超出可收回金額之差額確認。可收回金額為資產之公平值減出售成本或使用價值(以兩者之較高者)計算。為方便評估減值，資產按可分開辦認之現金流量(現金產生單位)之最低水平分類。除商譽以外，金融資產出現減值跡象，則須於每個報告日期審查其可能出現之減值撥回。

3. 編製基準(續)

g 固定資產

固定資產以歷史成本扣除累積折舊及累積減值虧損後列賬。歷史成本包括收購該等項目直接產生之開支。

其後成本只有於與該項目之相關未來經濟利益有可能流入本集團時，而該項目之成本能可靠計算時，相關成本方能計入資產之賬面值或確認為獨立資產(如適用)。所有其他維修及保養費用均在其產生之財務期間內於綜合損益表支銷。

固定資產之折舊按估計可使用年期，以直線法將其成本攤銷至其剩餘價值計算。所採用之主要每年折舊率如下：

租賃物業裝修	按租賃年期
網絡及測試設備	10%-50%
電腦、發單及辦公室電話設備	20%-33¹/₃%
其他固定資產	20%-33¹/₃%

網絡之成本包括數碼流動無線電話網絡資產及設備之購入成本。網絡之折舊從其啟用之日期起開始計算。

在建造網絡之任何部分，包括其中之設備，均並無作出折舊撥備。

其他固定資產包括汽車、設備、傢具及裝置。

資產之賬面值及可使用年期均會於各結算日予以檢討，並作出調整(如適用)。

倘若資產賬面值高於其估計可收回金額，資產賬面值會即時撇減至其可收回金額(附註3(i))。

出售之損益按出售所得款項與賬面值之比較釐定，並計入綜合損益表。

3. 編製基準 *(續)*

e 外幣換算 *(續)*

(iii) 集團公司

所有功能貨幣與呈報貨幣不一致之集團實體(全部均無極高通脹經濟體系之貨幣),其業績及財務狀況均以下列方式換算為呈報貨幣:

a. 於各結算日,在各綜合資產負債表所呈列之資產及負債均按該結算日之收市匯率換算;

b. 各綜合損益表之收入及開支均按平均匯率換算(除非該平均匯率不足以合理地估計交易當日通行匯率之累計影響,如屬這種情況,收入及開支則於交易當日換算);及

c. 所有因此而產生之匯兑差額會分開確認為權益之個別組成部分。

在綜合賬目時,因換算於海外業務之投資淨額、借貸及折算被指定為該等投資之其他貨幣工具而產生之匯兑差額均計入本公司股東權益內。當出售海外業務時,有關匯兑差額於綜合損益表內確認為出售之部分收益或虧損。

f 無形資產

無形資產在綜合資產負債表內以成本減累計攤銷(倘估計可使用年期並非無限期)再減去減值虧損(如附註3(i)所述)後列賬。

(i) 流動通訊服務牌照費

流動通訊傳送者牌照,給予於香港建立及維持電訊網絡及提供流動通訊服務之權利,被列為無形資產。獲頒第三代流動通訊服務牌照(「3G牌照」),全球流動通訊系統牌照(「GSM牌照」)及個人通訊服務牌照(「PCS牌照」)續牌後,所產生之成本(即15年牌照期間應付最低年費之貼現值及籌備資產作擬定用途而直接應佔之成本)與相關責任一併入賬。攤銷乃於資產可作擬定用途當日起計之剩餘牌照期間以直線法計提撥備。

貼現值與最低年費付款總額之差額為融資實際成本,因此,該差額於資產可作擬定用途前之期間撥充作資本,列為無形資產之一部分,與附註3(o)所載之借貸成本政策相符。於資產可作其擬定用途當日後,有關融資成本將於其產生年度於綜合損益表扣除。

除最低年費外,浮動年費(如有)將於產生時在綜合損益表確認。

(ii) 手機補貼

向客戶提供之手機補貼予以遞延,以直線法於最短可執行合約期內攤銷。倘客戶於最短可執行合約期完結前終止合約,未攤銷之手機補貼會於終止合約時撇賬。

3. 編製基準*(續)*

c 聯營公司

聯營公司指一間本集團對其有重大影響力而無控制權之實體，通常附帶有20%至50%投票權之股權。於聯營公司之投資以權益會計法入賬，並按成本作初步確認。

本集團應佔收購後聯營公司之溢利或虧損於綜合損益表內確認，而應佔收購後儲備之變動則於儲備賬內確認。投資賬面值會根據累計之收購後儲備變動而作出調整。倘本集團應佔一間聯營公司之虧損相等於或超過其於該聯營公司之權益，包括任何其他無抵押長期應收款項，則本集團不會確認進一步虧損，除非本集團已代聯營公司承擔責任或作出付款。

本集團與其聯營公司之間交易之未實現收益按本集團於聯營公司權益之數額對銷。除非交易提供所轉讓資產減值之憑證，否則未實現虧損亦予以對銷。聯營公司之會計政策已按需要作出更改，以確保與本集團採用之政策符合一致。

本公司之資產負債表中，於聯營公司投資乃按成本扣除減值虧損撥備列賬。聯營公司之業績由本公司按已收及應收股息入賬。

d 分部報告

業務分部指從事提供產品或服務之一組資產和業務，其產品或服務風險和回報與其他業務分部不同。地區分部指在某個特定經濟環境中從事提供產品或服務，其產品或服務風險和回報與於其他經濟環境中營運之分部不同。

e 外幣換算

(i) 功能及呈報貨幣

本集團各實體之財務報表所列項目均採納該實體經營所在之主要經濟環境之通用貨幣(「功能貨幣」)為計算單位。綜合財務報表以港元列值，而本公司之功能及列賬貨幣均為港元。

(ii) 交易及結餘

外幣交易乃按交易當日之匯率兌換為功能貨幣。因上述交易結算及按結算日匯率兌換以外幣列值之貨幣資產及負債而產生之匯兌損益，均列入綜合損益表。

以外幣為單位及被分類為可供出售證券之貨幣證券之公平值變動將在其證券攤銷成本變動產生之匯兌差額及其他證券賬面值變動之間予以分析。匯兌差額會在綜合損益表內確認，而其他賬面值之變動則在權益賬中確認。

非貨幣金融資產及負債之匯兌差額均列作公平值收益或虧損之部份。非貨幣金融資產之匯兌差額(如歸類為可供出售金融資產之股本工具等)則列入權益賬之公平值儲備。

3. 編製基準（續）

a 採納新訂或經修訂香港財務報告準則（續）

香港財務報告準則第2號（修訂）－「股份支付－歸屬條件及註銷」

該修訂澄清「歸屬條件」之定義，並指定了對方「註銷」股份付款安排之會計處理。歸屬條件僅為服務條件（要求對方完成指定服務期間）及表現條件（要求達到指定服務期間及指定表現目標）。估計所授出權益工具之公平值時，須考慮所有「非歸屬條件」及為市場條件的歸屬條件。所有註銷會作為加速歸屬入賬，本應於餘下之歸屬期間確認之金額須即時確認。本集團將由2010年7月1日起應用香港財務報告準則第2號（修訂），惟該項準則不會對本集團之經營業績構成任何重大影響。

香港財務報告準則第8號－「經營分部」

香港財務報告準則第8號取代了香港會計準則第14號。該新準則要求使用「管理方法」，即分部資料須按照與內部報告所採用之相同基準呈報。本集團將由2009年7月1日起應用香港財務報告準則第8號。本集團已開始評估該項新訂準則之影響，但尚未可釐定此新準則是否對其經營業績及財務狀況造成重大影響。

b 綜合賬目

綜合財務報表包括本公司及其所有附屬公司截至6月30日之財務報表。

附屬公司指本集團有權控制其財務及營運政策之實體，一般附帶超過半數投票權之股份。

附屬公司由控制權轉移到本集團當日起全面綜合計算，並於控制權終止當日起不再綜合計算。

集團內公司間之交易、交易結餘及交易之未實現收益予以抵銷。未變現虧損亦會抵銷，惟會視為已轉讓資產減值之減值指標。附屬公司之會計政策已按需要作出更改，以確保與本集團採用之政策符合一致。

出售一間附屬公司之收益或虧損，指銷售收益與本集團所佔其淨資產之差額，連同任何先前未於綜合損益表中扣除或確認之未攤銷或已撥入儲備之商譽，以及任何有關之累計外幣匯兑儲備。

少數股東權益指外界股東於經營業績及附屬公司之資產淨額中之權益。

本公司之資產負債表中，於附屬公司之投資乃按成本扣除減值虧損撥備列賬。附屬公司業績由本公司按已收及應收之股息入賬。

3. 編製基準 *(續)*

a 採納新訂或經修訂香港財務報告準則 *(續)*

若干必須於本集團2008年7月1日或之後開始之會計年度採用之新訂準則及現有準則之修訂及詮釋已經頒布，但本集團並未提早採納該等新訂準則及現有準則之修訂及詮釋如下：

香港會計準則第1號(經修訂)	財務報表之呈列[1]
香港會計準則第32號及香港會計準則第1號(修訂)	可沽售金融工具及清盤時產生之責任[1]
香港會計準則第23號(經修訂)	借貸成本[1]
香港會計準則第27號(經修訂)	綜合及獨立財務報表[2]
香港財務報告準則第2號(修訂)	股份支付一歸屬條件及註銷[1]
香港財務報告準則第3號(經修訂)	企業合併[2]
香港財務報告準則第8號	經營分部[1]
香港(國際財務報告詮釋委員會)－詮釋第12號	服務特許權之安排[3]
香港(國際財務報告詮釋委員會)－詮釋第13號	客戶忠誠計劃[4]
香港(國際財務報告詮釋委員會)－詮釋第14號	香港會計準則第19號－界定利益資產、最低撥款規定及相互關係之限制[3]

[1] 自2009年1月1日或之後開始之年度期間生效。
[2] 自2009年7月1日或之後開始之年度期間生效。
[3] 自2008年1月1日或之後開始之年度期間生效。
[4] 自2008年7月1日或之後開始之年度期間生效。

除以下新準則、修訂及詮釋外，該等新訂準則、修訂及詮釋與本集團並無關：

香港會計準則第1號(經修訂)－「財務報表之呈列」

香港會計準則第1號(經修訂)規定所有權益擁有人之變動在權益變動表中呈列。所有全面收入必須在全面收入報表中，或分開在收益表和全面收入報表中呈列。此項修訂規定如有追溯調整或重新分類之調整，應將最早之可比較期間開始時之財務狀況報表在整份財務報表中呈列。但此項修訂沒有改變其他香港財務報告準則對特定交易和其他事項之確認、計量或披露規定。本集團將會由2009年7月1日起應用香港會計準則第1號(經修訂)

香港會計準則第23號(經修訂)－「借貸成本」

該項修訂要求實體將收購、興建或生產一項合資格資產(即需要頗長時間籌備作使用或出售之資產)直接應佔之借貸成本資本化，作為該資產之部份成本。將該等借貸成本即時作費用支銷之選擇將被刪去。本集團將會由2009年7月1日起應用香港會計準則第23號(經修訂)，由於本集團並無合資格資產，故目前不適用於本集團。

香港會計準則第27號(經修訂)－「綜合及獨立財務報表」

該項修訂規定非控制性權益(即少數股東權益)必須在綜合財務狀況報表內之權益中呈列，並與母公司之擁有人權益分開列報。全面收入總額必須歸屬於母公司擁有人和非控制性權益，即使這導致非控制性權益出現虧損結餘。母公司在附屬公司不導致失去控制權之權益變動，在權益中記賬。當失去對附屬公司之控制權時，將該前附屬公司之資產、負債和相關權益部份剔除確認。任何虧損在收益表中確認。在該前附屬公司所保留之任何投資按控制權失去當日之公平值記賬。本集團將會由2009年7月1日起應用香港會計準則第27號(經修訂)。

1. 一般資料

數碼通電訊集團有限公司(「本公司」)及其附屬公司(統稱「本集團」)主要於香港及澳門從事提供流動通訊服務,以及銷售流動電話及配件。

本公司為於百慕達註冊成立之有限公司。其總辦事處及主要營業地點位於香港九龍觀塘觀塘道378號創紀之城二期31樓。

本公司之股份主要在香港聯合交易所有限公司(「香港聯交所」)上市。

本綜合財務報表以港幣千元列值(除非另有説明)。本綜合財務報表已於2008年8月28日獲董事會批准刊發。

2. 主要會計政策概要

編製本綜合財務報表所採用之主要會計政策載於下文。除另有説明外,該等政策已在所有呈報年度貫徹採用。

3. 編製基準

本公司之綜合財務報表乃按照香港財務報告準則(「香港財務報告準則」)編製。除若干金融資產以公平值列賬外,綜合財務報表乃按歷史成本常規法編製。

編製符合香港財務報告準則之財務報表需要使用若干關鍵會計估算。同時需要管理層在應用本集團會計政策過程中,行使其判斷。涉及高度之判斷或高度複雜性之範疇,或涉及對綜合財務報表屬重大假設和估算之範疇,在附註4中披露。

a 採納新訂或經修訂香港財務報告準則

截至2008年6月30日止年度,本集團採納以下與其經營業務有關之新訂香港財務報告準則之準則、已頒佈準則之修訂及詮釋。

香港會計準則第1號(修訂本)	財務報表之呈列-資本披露
香港財務報告準則第7號	金融工具:披露
香港(國際財務報告詮釋委員會)-詮釋第10號	中期財務報告及減值
香港(國際財務報告詮釋委員會)-詮釋第11號	香港財務報告準則第2號-集團及庫存股份交易

採取香港會計準則第1號、香港財務報告準則第7號及香港(國際財務報告詮釋委員會)詮釋第10號及第11號,除增加披露外,對本集團之財務報表並無構成重大影響。概述如下:

- 香港財務報告準則第7號之修訂本及香港會計準則第1號之補充修訂本引入了有關金融工具之新披露規定,但對本集團金融工具之分類及估值,或有關税項及應付營業及其他應付款項之披露並無任何影響。

- 香港(國際財務報告準則詮釋委員會)詮釋第10號禁止在中期財務報告確認按成本列賬之商譽、權益工具之投資及金融資產投資之減值虧損,在結算日後撥回。此項準則對本集團之財務報表並無任何影響。

- 香港(國際財務報告準則詮釋委員會)詮釋第11號對涉及庫存股份或牽涉集團實體以股份為基礎交易之支付應否在母公司及集團公司之獨立賬目中入賬為權益結算或現金結算之以股份為基礎之支付提供指引。此項詮釋對本集團之財務報表並無任何影響。

權益變動表

截至2008年6月30日止年度
(以港元列值)

	股本	股份溢價	資本 贖回儲備	繳入盈餘	保留溢利	總額
	$000	$000	$000	$000	$000	$000
本公司						
於2006年7月1日	58,279	—	2,690	3,110,301	596,985	3,768,255
年內溢利	—	—	—	—	53,753	53,753
於2007年確認之收入及開支總額	58,279	—	2,690	3,110,301	650,738	3,822,008
購回股份	(264)	—	264	(21,818)	(264)	(22,082)
發行股份	3	270	—	—	(25)	248
支付2006年末期股息	—	—	—	—	(69,935)	(69,935)
於2007年6月30日	58,018	270	2,954	3,088,483	580,514	3,730,239
於2007年7月1日	58,018	270	2,954	3,088,483	580,514	3,730,239
年內溢利	—	—	—	—	612,533	612,533
於2008年確認之收入及開支總額	58,018	270	2,954	3,088,483	1,193,047	4,342,772
購回股份	(804)	—	804	(63,445)	(804)	(64,249)
發行股份	98	10,642	—	—	(1,929)	8,811
支付2007年末期及特別現金股息	—	—	—	—	(648,366)	(648,366)
支付2008年中期股息	—	—	—	—	(161,042)	(161,042)
於2008年6月30日	**57,312**	**10,912**	**3,758**	**3,025,038**	**380,906**	**3,477,926**

根據1981年百慕達公司法(經修訂),繳入盈餘賬乃可分派予股東。

載於第49頁至第90頁之附註乃本綜合財務報表之組成部分。

	歸於本公司股東										
	股本	股份溢價	重估儲備	資本贖回儲備	繳入盈餘	僱員股份報酬儲備	外匯儲備	保留溢利	總額	少數股東權益	總額
	$000	$000	$000	$000	$000	$000	$000	$000	$000	$000	$000
本集團											
於2007年7月1日	58,018	270	17,899	2,954	2,349,294	15,705	713	1,065,691	3,510,544	27,117	3,537,661
金融投資之重估盈餘	—	—	8,402	—	—	—	—	—	8,402	—	8,402
貨幣匯兌差額	—	—	—	—	—	—	1,763	—	1,763	—	1,763
直接於權益中確認之收入淨額	58,018	270	26,301	2,954	2,349,294	15,705	2,476	1,065,691	3,520,709	27,117	3,547,826
年內溢利	—	—	—	—	—	—	—	275,755	275,755	30,223	305,978
於2008年確認之收入及開支總額	58,018	270	26,301	2,954	2,349,294	15,705	2,476	1,341,446	3,796,464	57,340	3,853,804
僱員股份報酬	—	—	—	—	—	21	—	—	21	—	21
購回股份	(804)	—	—	804	(63,445)	—	—	(804)	(64,249)	—	(64,249)
發行股份	98	10,642	—	—	—	(1,929)	—	—	8,811	—	8,811
支付2007年末期股息予少數股東權益	—	—	—	—	—	—	—	—	—	(3,113)	(3,113)
支付2008年中期股息予少數股東權益	—	—	—	—	—	—	—	—	—	(26,314)	(26,314)
支付2007年末期及特別現金股息	—	—	—	—	—	—	—	(648,366)	(648,366)	—	(648,366)
支付2008年中期股息	—	—	—	—	—	—	—	(161,042)	(161,042)	—	(161,042)
於2008年6月30日	**57,312**	**10,912**	**26,301**	**3,758**	**2,285,849**	**13,797**	**2,476**	**531,234**	**2,931,639**	**27,913**	**2,959,552**

載於第49頁至第90頁之附註乃本綜合財務報表之組成部分。

截至2008年6月30日止年度
（以港元列值）

	歸於本公司股東										
	股本	股份溢價	重估儲備	資本贖回儲備	繳入盈餘	僱員股份報酬儲備	外匯儲備	保留溢利	總額	少數股東權益	總額
	$000	$000	$000	$000	$000	$000	$000	$000	$000	$000	$000
本集團											
於2006年7月1日	58,279	—	—	2,690	2,371,112	14,864	270	978,327	3,425,542	23,795	3,449,337
金融投資之重估盈餘	—	—	17,899	—	—	—	—	—	17,899	—	17,899
貨幣匯兌差額	—	—	—	—	—	—	443	—	443	—	443
直接於權益中確認之收入淨額	58,279	—	17,899	2,690	2,371,112	14,864	713	978,327	3,443,884	23,795	3,467,679
年內溢利	—	—	—	—	—	—	—	157,563	157,563	19,362	176,925
於2007年確認之收入及開支總額	58,279	—	17,899	2,690	2,371,112	14,864	713	1,135,890	3,601,447	43,157	3,644,604
僱員股份報酬	—	—	—	—	—	866	—	—	866	—	866
購回股份	(264)	—	—	264	(21,818)	—	—	(264)	(22,082)	—	(22,082)
發行股份	3	270	—	—	—	(25)	—	—	248	—	248
償還貸款	—	—	—	—	—	—	—	—	—	(9,515)	(9,515)
支付2007年中期股息予少數股東權益	—	—	—	—	—	—	—	—	—	(6,525)	(6,525)
支付2006年末期股息	—	—	—	—	—	—	—	(69,935)	(69,935)	—	(69,935)
於2007年6月30日	58,018	270	17,899	2,954	2,349,294	15,705	713	1,065,691	3,510,544	27,117	3,537,661

	附註	2008 $000	2007 $000
融資活動之現金流量			
償還來自少數股東權益之貸款		**—**	(9,515)
購回股份支付之款項		**(64,249)**	(22,082)
根據購股權計劃發行股份所得款項		**8,811**	248
抵押銀行存款之增加		**(8,764)**	(3,663)
向本公司股東支付股息		**(809,408)**	(69,935)
向少數股東權益支付股息		**(29,427)**	(6,525)
融資活動所用之現金淨額		**(903,037)**	(111,472)
現金及現金等價物之(減少)／增加淨額		**(688,709)**	949,123
於7月1日之現金及現金等價物		**1,992,060**	1,038,530
匯率變動之影響		**(9)**	4,407
於6月30日之現金及現金等價物	24	**1,303,342**	1,992,060

於綜合現金流量表內，出售固定資產所得之款項包括：

	2008 $000	2007 $000
已出售固定資產之賬面淨值(附註17)	**10,055**	13,355
出售固定資產之虧損	**(9,350)**	(12,804)
出售固定資產所得之款項	**705**	551

載於第49頁至第90頁之附註乃本綜合財務報表之組成部分。

綜合現金流量表

截至2008年6月30日止年度
(以港元列值)

	附註	2008 $000	2007 $000
經營業務之現金流量			
除所得稅前溢利		**337,320**	204,589
就以下各項作出調整：			
折舊	17	**450,388**	468,728
無形資產之攤銷	21	**283,654**	275,515
出售固定資產之虧損(下文附註)		**9,350**	12,804
融資收入		**(76,603)**	(99,570)
融資成本		**83,598**	78,293
確認以股份支付之款項		**21**	866
匯兌虧損／(收益)淨額		**1,367**	(4,617)
		1,089,095	936,608
營運資金變動			
存貨減少		**6,665**	4,506
應收營業賬款、按金、預付款項及其他應收款項之增加		**(74,789)**	(34,432)
貿易及其他應付款項、應計款項、客戶按金及遞延收入之增加		**14,778**	62,192
經營業務產生之現金		**1,035,749**	968,874
已付利息		**(2)**	(2)
已付所得稅		**(23,961)**	(27,464)
經營業務產生之現金淨額		**1,011,786**	941,408
投資活動之現金流量			
購買固定資產所支付之款項		**(533,857)**	(391,645)
出售固定資產所得之款項(下文附註)		**705**	551
就可供出售金融資產支付之款項	20(a)	**—**	(674)
流動通訊服務牌照費支付之款項		**(65,895)**	(52,407)
購買持至到期日之債務證券所支付之款項	20(b)	**(40,726)**	—
可供出售金融資產之分配	20(a)	**12,188**	—
持至到期日之債務證券於到期時所得款項	20(b)	**31,340**	660,238
增加手機補貼		**(280,238)**	(193,428)
已收利息		**79,025**	96,552
投資活動(所用)／所得之現金淨額		**(797,458)**	119,187

資產負債表

於2008年6月30日
(以港元列值)

	附註	2008 $000	2007 $000
非流動資產			
於附屬公司投資	18(a)	**939,189**	939,189
流動資產			
應收一間附屬公司款項	18(b)	**3,455,962**	2,871,756
預付款項	22	**214**	161
其他應收款項	22	**1,669**	2,312
現金及銀行結存	24	**330,514**	322,917
		3,788,359	3,197,146
流動負債			
應付一間附屬公司款項	18(c)	**1,246,769**	403,845
其他應付款項及應計款項	25	**2,853**	2,251
		1,249,622	406,096
流動資產淨值		**2,538,737**	2,791,050
資產淨值		**3,477,926**	3,730,239
股本及儲備			
股本	28	**57,312**	58,018
儲備		**3,420,614**	3,672,221
本公司股東應佔總權益		**3,477,926**	3,730,239

郭炳聯
董事
2008年8月28日

黎大鈞
董事
2008年8月28日

載於第49頁至第90頁之附註乃本綜合財務報表之組成部分。

綜合資產負債表

於2008年6月30日
（以港元列值）

	附註	2008 $000	2007 $000
非流動資產			
固定資產	17	**1,846,948**	1,832,045
聯營公司權益	19	**1,812**	1,812
金融投資	20	**95,823**	58,854
無形資產	21	**780,509**	783,925
按金及預付款項－非即期部分	22	**55,275**	47,673
		2,780,367	2,724,309
流動資產			
存貨	23	**68,401**	75,066
金融投資	20	**—**	31,340
應收營業賬款	22	**201,351**	179,418
按金及預付款項－即期部分	22	**103,317**	82,078
其他應收款項	22	**52,708**	31,143
現金及銀行結存	24	**1,636,501**	2,316,455
		2,062,278	2,715,500
流動負債			
應付營業賬款	25	**161,766**	154,984
其他應付款項及應計款項	25	**663,110**	711,787
即期所得税負債	10(c)	**64,646**	31,612
客戶按金		**26,897**	31,312
遞延收入		**79,788**	79,549
流動通訊服務牌照費負債－即期部分	27	**73,500**	65,895
		1,069,707	1,075,139
流動資產淨值		**992,571**	1,640,361
總資產減流動負債		**3,772,938**	4,364,670
非流動負債			
資產報廢責任		**52,687**	47,587
流動通訊服務牌照費負債－非即期部分	27	**656,739**	649,809
遞延所得税負債	26	**103,960**	129,613
資產淨值		**2,959,552**	3,537,661
資本及儲備			
股本	28	**57,312**	58,018
儲備		**2,874,327**	3,452,526
本公司股東應佔總權益		**2,931,639**	3,510,544
少數股東權益		**27,913**	27,117
總權益		**2,959,552**	3,537,661

郭炳聯
董事
2008年8月28日

黎大鈞
董事
2008年8月28日

載於第49頁至第90頁之附註乃本綜合財務報表之組成部分。

綜合損益表

截至2008年6月30日止年度
(以港元列值)

	附註	2008 $000	2007 $000
流動通訊服務		**3,432,943**	3,146,057
流動電話及配件銷售		**640,479**	892,865
收入	6	**4,073,422**	4,038,922
銷售貨品及所提供服務成本		**(1,324,071)**	(1,532,749)
網絡成本		**(667,841)**	(614,831)
員工成本		**(429,727)**	(395,119)
銷售及推廣費用		**(269,010)**	(281,451)
租金及水電費用		**(154,802)**	(143,406)
其他經營開支		**(140,264)**	(131,007)
折舊、攤銷及出售虧損		**(743,392)**	(757,047)
經營溢利		**344,315**	183,312
融資收入	7	**76,603**	99,570
融資成本	8	**(83,598)**	(78,293)
除所得税前溢利	9	**337,320**	204,589
所得税開支	10(a)	**(31,342)**	(27,664)
除所得税後溢利		**305,978**	176,925
歸於：			
本公司股東		**275,755**	157,563
少數股東權益		**30,223**	19,362
		305,978	176,925
年內本公司股東應佔溢利之每股盈利	15		
(每股以港仙列值)			
基本		**47.8**	27.1
攤薄		**47.8**	27.1
股息：	16		
派付中期股息		**161,115**	—
擬派末期股息		**114,572**	156,387
擬派特別現金股息		**—**	492,329
		275,687	648,716

載於第49頁至第90頁之附註乃本綜合財務報表之組成部分。

意見

我們認為，該等綜合財務報表已根據香港財務報告準則真實而公平地反映 貴公司及 貴集團於2008年6月30日的事務狀況及 貴集團截至該日止年度的利潤及現金流量，並已按照香港《公司條例》的披露規定妥為編製。

羅兵咸永道會計師事務所
執業會計師

香港，2008年8月28日

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

羅兵咸永道會計師事務所
香港中環
太子大廈二十二樓

致數碼通電訊集團有限公司全體股東
(於百慕達註冊成立的有限公司)

本核數師(以下簡稱「我們」)已審核列載於第41至90頁數碼通電訊集團有限公司(「貴公司」)及其附屬公司(以下合稱「貴集團」)的綜合財務報表，此綜合財務報表包括於2008年6月30日的綜合及公司資產負債表與截至該日止年度的綜合損益表、綜合及公司權益變動表和綜合現金流量表，以及主要會計政策概要及其他附註解釋。

董事就財務報表須承擔的責任

貴公司董事須負責根據香港會計師公會頒佈的香港財務報告準則及按照香港《公司條例》的披露規定編製及真實而公平地列報該等綜合財務報表。這責任包括設計、實施及維護與編製及真實而公平地列報財務報表相關的內部控制，以使財務報表不存在由於欺詐或錯誤而導致的重大錯誤陳述；選擇和應用適當的會計政策；及按情況下作出合理的會計估計。

核數師的責任

我們的責任是根據我們的審核對該等綜合財務報表作出意見，並按照百慕達1981年《公司法》第90條僅向整體股東報告，除此之外本報告別無其他目的。我們不會就本報告的內容向任何其他人士負上或承擔任何責任。

我們已根據香港會計師公會頒佈的香港審計準則進行審核。這些準則要求我們遵守道德規範，並規劃及執行審核，以合理確定此等財務報表是否不存有任何重大錯誤陳述。

審核涉及執行程序以獲取有關財務報表所載金額及披露資料的審核憑證。所選定的程序取決於核數師的判斷，包括評估由於欺詐或錯誤而導致財務報表存有重大錯誤陳述的風險。在評估該等風險時，核數師考慮與該公司編製及真實而公平地列報財務報表相關的內部控制，以設計適當的審核程序，但並非為對公司的內部控制的效能發表意見。審核亦包括評價董事所採用的會計政策的合適性及所作出的會計估計的合理性，以及評價財務報表的整體列報方式。

我們相信，我們所獲得的審核憑證是充足和適當地為我們的審核意見提供基礎。

集團財務概要

(除每股之金額外以百萬港元列值)

	2008	2007	2006	2005 (經重列)	2004 (經重列)
綜合損益表					
收入	**4,073**	4,039	3,779	3,619	3,367
本公司股東應佔溢利	**276**	158	70	327	452
每股盈利($)	**0.48**	0.27	0.12	0.56	0.77
股息					
股息總額	**276**	649	70	227	309
年內每股總額($)	**0.48**	0.27	0.12	0.39	0.53
每股特別現金股息($)	**無**	0.85	無	無	無
綜合資產負債表					
非流動資產	**2,780**	2,724	2,848	3,529	3,650
流動資產淨值	**993**	1,641	1,351	665	484
總資產減流動負債	**3,773**	4,365	4,199	4,194	4,134
非流動負債	**(813)**	(827)	(750)	(704)	(676)
少數股東權益	**(28)**	(27)	(23)	(23)	(21)
資產淨值	**2,932**	3,511	3,426	3,467	3,437
股本	**57**	58	58	58	58
儲備	**2,875**	3,453	3,368	3,409	3,379
本公司股東應佔總權益	**2,932**	3,511	3,426	3,467	3,437

附註： 截至2004年及2005年6月30日止兩個年度各年業績及於2004年及2005年6月30日之資產及負債已經重列以反映採納香港會計師公會頒佈之香港會計準則第16號、香港會計準則第38號及香港財務報告準則第2號所產生之影響。

營運委員會成員

鄒金根，*科技總裁*

鄒金根先生擁有超過20年電訊經驗，為科技專才。於加盟本集團前，彼於香港電訊CSL任職超過6年，負責無線電網絡策劃及發展的工作。在1995至1996年間，彼曾為電訊管理局無線電頻譜諮詢委員會會員；現時為香港中文大學電子工程學諮詢委員會會員。鄒先生為英國電機工程師學會會員、澳洲工程師學會會員，及英國電機工程師學會特許工程師。彼於香港中文大學畢業，持有電子工程學士學位。

許清儀，*總經理－人力資源*

許清儀小姐於人力資源、行政、銷售營運及物流管理方面，擁有逾20年經驗，曾任職於本地及跨國企業。許小姐為香港零售管理協會培訓工作小組的委員，且鼎力支持香港浸會大學旗下之人力資源管理學良師益友計劃。許小姐現任電子業及電訊業訓練委員會的會員。彼持有由香港理工學院及香港管理專業協會聯合頒發的人事管理文憑。

葉樹勳，*澳門數碼通行政總裁*

葉樹勳博士擁有逾20年國際電訊業經驗。彼自2001年起負責數碼通的澳門業務。於加盟本集團前，葉博士負責拓展英國電訊在亞太區的互聯網及多媒體業務及投資策略。葉博士持有英國Loughborough University的博士學位，主修數據通訊，並為特許工程師。彼亦為工程師學會會員以及電機及電子工程師學會會員。

劉民輝，*創新服務策劃總監*

劉民輝先生擁有逾20年開發電訊產品及服務經驗。於1992年加盟本集團前，彼曾服務於北美洲及香港的流動通訊及固網經營商，擔任多個產品研發的職位。劉先生為英國電機工程師學會會員兼特許工程師，亦為加拿大安大略省專業工程師協會的會員。劉先生持有英國曼徹斯特大學科技學院電機及電子工程學士學位，以及香港城市理工學院管理學高級文憑。

麥禮安(Eric MALLIA)，*市務總監*

麥禮安先生於2006年6月加入SmarTone-Vodafone，並於2007年1月獲委任為市務總監。麥先生獲委任前，曾出任Vodafone的環球品牌經理。麥先生擁有近20年於亞太地區、歐洲、中東、非洲的市場營銷策劃及營運經驗。麥先生於Vodafone的四年工作前，曾任職Cable & Wireless Mobile、Mercury Communications、英國電訊(BT)及為不同大型企業提供顧問服務。麥先生擁有倫敦大學科學(榮譽)學士學位。

顏福健，*獨立非執行董事*

顏福健先生，45歲，於2005年12月獲委任為本公司董事。顏先生為日本第4家3G流動通訊營辦商EMOBILE Limited的總裁及首席營運官。於2005年，當EMOBILE處於開辦階段時，顏先生擔任該公司的代表董事及首席財務官職位，負責為該公司於2005年11月獲批該第4個3G流動通訊牌照後籌組共3,900億日圓之股本及債務融資，隨着融資工作的完成，EMOBILE成功於2007年3月推出3G流動數據服務。

顏先生與Sachio Semmoto博士同為eAccess Ltd的創辦人(Sachio Semmoto 博士現為eAccess及EMOBILE的首席執行官)，於eAccess成立後的首3年(即1999年至2003年)，顏先生擔任該公司的代表董事及首席營運官，其後，於2003年至2007年期間，即eAccess上市前，顏先生擔任該公司的代表董事及首席財務官。eAccess於2004年在東京證券交易所第一部份(TSE1)取得上市地位，為有史以來最快於TSE1取得上市地位的公司。顏先生曾參與多宗成功的收購及合併交易，當中包括收購Japan Telecom 的ADSL業務(JDSL)及American On-line(AOL)於日本的業務。至今，顏先生仍然留任eAccess董事一職。

在成立eAccess Ltd前，顏先生於高盛(日本)擔任電訊業分析員及董事總經理，曾參與很多於日本及亞洲的電訊融資交易，包括NTT DoCoMo的上市工作(全球其中一宗最大規模的上市項目)、NTT的股本證券及其他多項與電訊業有關的上市及諮詢項目。

顏先生於香港出生，畢業於倫敦大學皇家學院。顏先生自1990年起於日本生活。

Peter David SULLIVAN，*獨立非執行董事*

Peter Sullivan先生，60歲，於2008年4月獲委任為本公司董事。Sullivan先生於1968年畢業於新南威爾斯大學，取得理學士(體育)學位。Sullivan先生於2004年9月加入渣打銀行(香港)有限公司，一直服務至2007年12月，於退休前為其執行董事及行政總裁。此外，Sullivan 先生曾負責管理渣打集團於日本、澳洲、菲律賓之特許經營業務及渤海銀行於中國天津之特許經營業務。Sullivan先生亦曾擔任多項重要職務，包括擔任香港銀行公會及香港英商會之主席。Sullivan 先生現為創科實業有限公司之獨立非執行董事。

李家祥，*太平紳士，獨立非執行董事*

李家祥博士，55歲，GBS, OBE, J.P., LLD, DSocSc., B.A., FCPA (Practising), FCA, FCPA (Aust.), FCIS, 於1996年10月獲委任為本公司董事。李博士為李湯陳會計師事務所高級合夥人，載通國際控股有限公司、王氏國際(集團)有限公司、恒生銀行有限公司、華潤創業有限公司、路訊通控股有限公司、交通銀行股份有限公司及美維控股有限公司之獨立非執行董事，並為新鴻基地產非執行董事。李博士亦是中國人民政治協商會議第十一屆全國委員會委員，中華人民共和國財政部會計準則委員會諮詢專家，財務滙報檢討委員團召集人兼成員，策略發展委員會委員，前香港立法會議員兼任立法會政府賬目委員會主席。彼亦為香港會計師公會前會長。

吳亮星，*太平紳士，獨立非執行董事*

吳亮星先生，59歲，於1997年6月獲委任為本公司董事。吳先生為香港鐵路有限公司董事局成員，現任集友銀行副董事長。

吳先生曾於1988年至1997年獲委任為中英土地委員會中方代表及香港政府土地基金受託人；並於1990年至1998年擔任中南銀行常務董事及香港分行總經理；1992年起擔任香港公益金商業及僱員募捐計劃委員會委員；於1996年起被委任為香港房屋委員會委員。吳先生於1996年至2004年為香港立法會議員。

吳先生自1996年起擔任中銀集團慈善基金董事；1998年擔任強制性公積金計劃諮詢委員會成員；1999年擔任輸入優秀人才計劃遴選委員會委員、香港社會服務聯會執行委員及嶺南大學校董會及諮議會成員。2001年吳先生擔任香港政府漁業發展貸款基金顧問委員會委員，並於同年獲委任為太平紳士。於2004年吳先生榮獲香港政府頒授銀紫荊星章。

楊向東，*獨立非執行董事*

楊向東先生，43歲，於2003年12月獲委任為本公司董事。

楊先生由2001年起出任凱雷投資集團董事總經理及凱雷亞洲基金(Carlyle Asia Partners)聯席主管。加入凱雷前，楊先生在高盛集團工作9年，曾為高盛的董事總經理、亞洲直接投資部聯席主管及高盛亞洲管理委員會委員。

楊先生是中國太平洋保險(集團)股份有限公司及凱雷投資集團所投資的多家公司的董事局成員。

楊先生畢業於美國哈佛大學，獲得經濟學士及工商管理碩士(MBA)學位。

張永銳．*非執行董事*

張永銳先生，58歲，於2003年3月獲委任為本公司董事。張先生為多間香港上市公司的董事，分別為大生地產發展有限公司、新意網集團有限公司、天津發展控股有限公司及上海置業有限公司之非執行董事，亦是合興集團有限公司、雅居樂地產控股有限公司及中國平安保險(集團)股份有限公司之獨立非執行董事。

張先生曾為香港律師公會之內地法律事務委員會副主席至2006年1月止，亦曾為保良局總理。張先生現為税務上訴委員會委員，香港公益金公益慈善馬拉松籌劃委員會聯席主席及公益金董事，香港公開大學校董會副主席及董事學會資深會員。張先生持有澳洲新南威爾斯大學會計系商業學士學位，並為澳洲會計師學會會員。張先生自1979年起為香港執業律師，現為胡關李羅律師行顧問，並為英國及新加坡的註冊律師。

潘毅仕(David Norman PRINCE)．*非執行董事*

潘毅仕先生，57歲，於2005年7月獲委任為本公司董事。潘先生於國際業務環境董事會層面營運具備超過15年經驗。

潘先生曾任Cable and Wireless plc.集團財務董事，直至2003年12月為止。在此之前，潘先生於香港、中國大陸及亞洲之電訊市場累積超過12年工作經驗。由1994年至2000年，彼為香港電訊有限公司之財務董事，其後為副行政總裁，於發展這方面之業務以致於2000年出售予電訊盈科有限公司扮演重要角色。彼隨後加入電訊盈科有限公司，擔任集團財務總監，主要專注於收購後整合公司，並為集團安排再融資。於2002年，潘先生離開電訊盈科並加入Cable and Wireless出任集團財務董事。

潘先生現時為Ark Therapeutics plc. 非執行董事及審核委員會主席，Ark Therapeutics plc.為一家英國專科醫療集團。彼並為Adecco SA之非執行董事及審核委員會成員，Adecco SA為一家提供人力資源服務之全球主要供應商。

容永忠．*非執行董事*

容永忠先生，61歲，於2007年4月獲委任為本公司董事。容先生為新鴻基地產的公司顧問。他亦擔任River Trade Terminal Co. Ltd.、鴻基財務有限公司、一田有限公司、香港商用航空中心有限公司及機場空運中心有限公司的董事，並為載通國際控股有限公司董事郭炳聯先生之代行董事。於1995年加入新鴻基地產前，容先生曾於美資銀行工作多年，負責銀行於香港及美國的多項業務。

藺漢華．*非執行董事*

藺漢華先生，55 歲，於2008年7月獲委任為本公司董事。藺先生現為香港主要運輸基建管理服務供應商威信集團之董事總經理。威信集團為新鴻基地產之全資附屬公司。於加入威信集團前，藺先生於電訊及資訊科技業界擁有逾二十五年有關財務、業務營運及發展之經驗。藺先生擁有劍橋大學哲學碩士學位，並擁有資訊系統學哲學博士學位。藺先生為會計師及英國電腦學會會員。

董事

郭炳聯，*主席兼非執行董事*

郭炳聯先生，55歲，於1992年4月獲委任為本公司董事。郭先生持有劍橋大學法律系碩士學位、哈佛大學工商管理碩士學位、香港公開大學榮譽工商管理博士學位及香港中文大學榮譽法學博士學位。他是本公司之控股股東新鴻基地產發展有限公司(「新鴻基地產」)副主席兼董事總經理，新意網集團有限公司(新鴻基地產之附屬公司)主席，亦是載通國際控股有限公司(新鴻基地產之聯繫人)及富聯國際集團有限公司之非執行董事及渣打銀行(香港)有限公司獨立非執行董事。

於社會公職方面，郭先生為香港地產建設商會董事、香港總商會理事、香港港口發展局成員及香港中文大學校董會副主席。

黎大鈞，*執行董事兼總裁*

黎大鈞先生，54歲，曾參與於1992年創立本集團，現為本集團總裁。黎先生為特許會計師，早年服務於倫敦及香港的畢馬威會計師事務所。黎先生隨後加入摩根建富，成為企業融資方面的投資銀行家，其後加入新鴻基地產，負責拓展其電訊及其他業務。黎先生於1996年離開本集團，並加入蘇伊士集團，出任其亞洲私人資本業務董事總經理。黎先生於2001年重新加盟本集團。

陳啟龍，*執行董事*

陳啟龍先生，48歲，於1996年10月獲委任為本集團董事。於2002年3月被委任為本集團執行董事前，陳先生為新鴻基地產策略發展部經理。於1990年加入新鴻基地產前，彼曾在多家國際知名銀行集團，擔任多個研究及投資部門之職位。1994年12月至1996年5月期間，陳先生被借調至香港政府中央政策組出任全職顧問。陳先生在財務、投資、策劃及投資者關係方面具20年以上經驗。陳先生持有澳洲雪梨大學經濟學學士及澳洲國立大學經濟學碩士學位。

黃奕鑑，*非執行董事*

黃奕鑑先生，56歲，於2001年10月獲委任為本公司董事。黃先生持有香港中文大學工商管理學士及碩士學位。

黃先生自1996年起擔任新鴻基地產之執行董事，現時負責新鴻基地產之策略策劃、企業發展、基建項目、財務投資及投資者關係。他是路訊通控股有限公司副主席，以及新意網集團有限公司之執行董事及富聯國際集團有限公司之非執行董事。

在社會服務方面，黃先生現為香港青年旅舍協會主席，也是香港政府屬下推廣義工服務督導委員會及兒童發展基金督導委員會的委員。他亦是香港中文大學新亞書院校董及香港公開大學校董。

本集團於2007年初成立風險管理委員會，負責本集團之整體風險管理職能。本集團已製訂風險管理框架，就所有可影響主要業務運作之風險，提供一致之風險管理程序(即風險識別、評估、處理及呈報)。

內部審核乃內部監控架構之重要一環。本集團設有一支獨立內部審核小組，由7名合資格專業人士組成，並直接向審核委員會及總裁滙報。內部審核職能之工作範圍包括財務與營運檢討、經常性與突擊審核、詐騙調查，以及生產力效率及效益審閱等。內部審核小組運用風險評估方法並考慮本集團業務之性質，制定其年度審核計劃。該計劃由審核委員會檢討及批准，以確保計劃有足夠資源可供運用且計劃目標足以涵蓋影響本集團之主要風險。此外，內部審核小組亦會與本集團之獨立核數師定期溝通，讓雙方了解可能影響其相關工作範圍之重大因素。

本集團對內部監控系統效益之年度審閱覆蓋所有重大監控範圍，包括財務、營運、規管監控及風險管理職能。董事已就截至2008年6月30日止年度本集團內部監控系統之效益，根據對監控環境、風險管理、資訊及溝通、以及控制及監管活動進行評估之架構，就所有主要業務及營運程序進行檢討。有關審閱包括查詢，磋商及經由觀察及審視所作之甄審。有待改善之處已被確定，及已採取適當措施管理風險。

就處理及發佈股價敏感資料之程序及內部監控而言，本集團之操守守則內訂明嚴禁挪用未經授權之機密或內幕資料。凡與聞或可存取本集團未公佈之股價敏感資料之僱員，均已得悉本集團於2006年所採納的「高級管理人員及相關僱員進行證券交易之標準守則」，並須遵從證券及期貨條例第13及14部份所定之限制。

遵從進行證券交易的標準守則

本集團採納上市規則附錄10所載的上市公司董事進行證券交易的標準守則(「標準守則」)作為董事進行證交易的行為守則。而類似的守則亦已被採納以供有關員工(其可能擁有未公佈之股價敏感資料)在買賣本公司股票時遵守。在向所有董事作出特定查詢後，彼等均確認於截至2008年6月30日止年度內，皆有全面遵行標準守則內所訂之標準，當中並無不遵守的情況。

投資者關係

本集團定期會見新聞界及財經分析員，並經常參與多種討論會及發佈會，以保持與投資界的關係。公司亦透過其公佈、年報及中期報告與股東溝通。所有該等公佈及報告均可從公司網站下載。董事、公司秘書及其他適合之高級管理人員均會就股東及投資界之問題作出迅速回應。

獨立核數師的獨立性
為了進一步提升獨立核數師的獨立滙報性，上述會議部分僅由審核委員會及獨立核數師在沒有管理層在場的情況下出席。

獨立核數師就非審計服務及審計服務的性質及其所收取的年費比率，須受審核委員會審察。獨立核數師提供非審計服務的費用，必須事前取得審核委員會批准，以確保不會影響獨立核數師的獨立性及客觀性。於截至2008年6月30日止之財政年度已支付或將支付予核數師的費用詳情披露如下：

	港元
總審計費－中期審閱及年終審計	1,852,000
其他服務	588,000
總費用	2,440,000

在審核本公司截至2008年6月30日止年度的賬目前，委員會已接獲羅兵咸永道會計師事務所根據香港會計師公會頒佈的專業會計師操守指引第290.30分部，就其獨立性及客觀性而發出的書面確認。

委員會對羅兵咸永道會計師事務所之審計費用、程序與效用、獨立性及客觀性所作出之檢討結果表示滿意，並建議董事會在應屆股東週年大會上，提呈續聘其為本公司之獨立核數師之決議案。

董事及核數師對編製賬目之責任

董事會負責對集團的表現及前景作出平衡、清晰及全面的評估。董事負責編製可真實公平地反映出本集團之財務狀況、業績及現金流量之賬目，並按持續營運之基準編製賬目。公司之賬目乃按照有關法規要求及適用的會計準則而編製。董事負責揀選適當之會計政策，貫徹地應用，並作出審慎合理之裁斷及估計。董事亦負責存置適當之會計記錄，於任何時候均可合理準確地披露本集團之財務狀況。

核數師對賬目的責任於本年報第39至40頁之核數師報告書內列出。

內部監控

董事負責本集團的內部監控，並檢討其成效。

本集團之內部監控系統包括一套全面之組織架構及授權制度，當中已清晰界定各業務及營運單位之責任，權力之分配則根據有關人士之經驗及業務需要而進行。

監控程序旨在保障資產免被未經授權挪用或處置；確保遵守有關法律、規則及規例；確保保存妥善之會計記錄以提供可靠之財務資料作業務或公佈之用；以及合理保證不會出現重大誤報、損失或欺詐。

審核委員會

審核委員會向董事會負責及協助董事會履行職責，以確保其符合財務報告的責任及企業管治的規定，並就公司內部監控制度之有效性作出檢討。

審核委員會於1999年成立，其主席乃李家祥博士，獨立非執行董事並擁有專業會計知識，其他成員為吳亮星先生、顏福健先生及黃奕鑑先生，大部份成員均為公司之獨立非執行董事。委員會成員均具備適當的業務或財務專長及經驗，為公司提供相關意見及建議。

審核委員會主要之職權範圍包括確保本集團之財務報表、年度報告、中期報告及核數師報告展示本集團經真確及平衡評估後的財政狀況；檢討本集團之財務監控、內部監控及風險管理制度；檢討本集團之財政及會計政策及守則；及建議獨立核數師的任命及薪酬。審核委員會其他之職責於其特定成文權責範圍內說明，該權責範圍可供索取並已登載於本公司之網站上。審核委員會獲提供充足資源以履行其職責。

審核委員會於截至2008年6月30日止財政年度內舉行了2次會議，按照委員會的職權範圍，與高級管理層及本公司內部及獨立核數師一起檢討本集團的重大內部監控及財務事宜。委員會之檢討範圍包括內部及獨立核數師的審核計劃及結果、獨立核數師的獨立性、本集團的會計準則及實務，上市條例及法則的遵行、內部監控、風險管理，以及財政滙報事宜(包括提交董事會批准的中期及全年賬目)。

下表載列各董事於年內所舉行的審核委員會會議之出席率：

董事	**出席會議數目**
李家祥博士 *(主席)*	2/2
吳亮星先生	2/2
顏福健先生	2/2
黃奕鑑先生	2/2

審核委員會於2008年8月14日舉行會議審議集團截至2008年6月30日止年度之財務報表及內部審核報告。委員會相信本集團所採用的會計政策及計算方法乃符合及按照目前香港業內的最佳常規。委員會發現財務報表並未遺漏任何特殊項目，並對該等報表所披露的數據及闡釋，表示滿意。委員會亦對本集團所採取的內部監控措施感到滿意。

薪酬委員會

委員會之主席乃李家祥博士，公司之獨立非執行董事，其他成員為吳亮星先生及蘇承德先生(於2008年6月13日辭任)。容永忠先生則於2008年7月15日獲委任為薪酬委員會成員。薪酬委員會之大部份成員皆為公司之獨立非執行董事。

薪酬委員會之職責為制定薪酬政策及向董事會提出建議，釐訂執行董事及本集團高級管理人員之薪酬，及檢討公司之購股權計劃、分紅機制與其他關於薪酬之事宜並對其提出建議。委員會將就其建議諮詢主席及／或總裁，如認為有需要，亦可索取專業意見。委員會獲提供充足資源以履行其職責。薪酬委員會之特定成文權責範圍可供索取並已登載於本公司之網站上。

於2008年6月30日止年度內，薪酬委員會並無召開任何會議。年內，薪酬委員會全體成員曾簽署一項書面決議案，以批准高級管理人員之年度分紅。

董事的薪酬政策

執行董事及高級管理人員的薪酬政策，旨在讓公司可將執行董事及高級管理人員的酬金與其工作表現(以是否符合公司目標作為衡量標準)掛鈎，有助挽留及激勵執行董事及高級管理人員。

公司執行董事及高級管理人員酬金的組成主要包括基本薪酬、酌情花紅及購股權。於釐定各酬金項目指引時，公司會參考市場對經營類似業務的公司所作的酬金調查結果。

非執行董事的酬金，主要包括董事袍金，須參考市場標準進行年度評估。非執行董事履行職務(包括出席本公司會議)的費用可以實報實銷方式獲得償付。

提名委員會

委員會之主席乃顏福健先生，公司之獨立非執行董事，其他成員為吳亮星先生及潘魏仕先生，大部份成員皆為公司之獨立非執行董事。

提名委員會之職責為制定提名政策，及就董事之提名及委任與董事接任之安排向董事會提出建議。委員會亦會檢討董事會之架構、人數及組成。委員會獲提供充足資源以履行其職責。提名委員會之特定成文權責範圍可供索取並已登載於本公司之網站上。

於2008年6月30日止年度內，提名委員會並無召開任何會議。年內，提名委員會全體成員曾簽署兩項書面決議案，以建議董事的新委任及重選。

提名委員會已審議並推薦股東於即將舉行的股東週年大會上批准續聘退任董事。

董事會於截至2008年6月30日止財政年度內舉行了4次會議，下表載列各董事於年內所舉行的董事會會議之出席率：

董事	出席董事會會議數目
執行董事	
黎大鈞先生*(總裁)*	4/4
陳啟龍先生	4/4
非執行董事	
郭炳聯先生*(主席)*	4/4
黃奕鑑先生	3/4
蘇承德先生	4/4
張永鋭先生	3/4
潘魏仕先生	4/4
容永忠先生	4/4
獨立非執行董事	
李家祥博士 [1]	0/4
吳亮星先生	2/4
楊向東先生	2/4
顏福健先生	2/4
Peter David Sullivan 先生 [2]	1/1

註：

1. *因與其海外差旅行程有衝突，李家祥博士未能出席年內所舉行的所有董事會會議，惟李博士已出席並主持年內所舉行的所有審核委員會會議(詳情載於「審核委員會」一節內)。*
2. *於2008年4月17日獲委任為董事。*

董事委員會

董事會成立下列委員會，並具備既定的職權範圍，其內容不比企業管治守則的規定寬鬆。

董事監督委員會(「監督委員會」)

董事會將監察管理層表現、監控業務計劃及策略的執行、及確保遵照企業目標的責任賦予監督委員會。監督委員會的成員包括董事會主席、總裁、執行董事及公司的高級管理人員。並歡迎非執行董事自行決定參與。

監督委員會每月定期開會審議及監控整體策略的執行，及集團的業務及財務表現，並將該些營運情況及表現向董事會滙報。監督委員會的會議日期預早確定，以便董事／會員出席會議。

董事之委任及重選
所有董事，包括主席及總裁，均須最少每3年輪流退任及在股東週年大會上由股東重選。

遵照本公司之公司細則的規定，三分之一的董事(在任最長者)須於每屆股東週年大會上告退，惟符合資格可膺選連任。因此，概無任何董事的委任任期超過3年。為進一步提高問責性，倘擬繼續委任在任已超過9年的獨立非執行董事，將須以獨立決議案形式提交股東審議通過。

所有為填補臨時空缺而被委任的董事應在接受委任後的首次股東大會上接受股東重選。

董事責任
所有董事須不時瞭解其作為公司董事的職責，以及本集團的經營活動。所以本集團將安排簡介，以確保新委任董事對本集團的業務運作及管治政策、以及董事會的角色及其在法律及其他規定下的董事職責均有適當的理解。公司秘書將持續提供有關上市規則及其他適用監管規定之最新信息予董事，以確保董事遵守該等規則及規定。

主席及總裁
為提高獨立性、問責性及負責制，及避免權力僅集中於一位人士，本集團主席與總裁分別由不同人士擔任。本集團主席乃郭炳聯先生，而本集團之總裁乃黎大鈞先生。彼等的職責已由董事會制定及明文載列。集團主席負責確保董事會適當地履行其職能，並貫徹良好公司管治常規及程序；而集團總裁則在執行董事及高級管理人員協助下，負責管理本集團的業務，包括執行董事會所採納的重要策略及發展計劃。

董事會會議
董事會每年最少召開定期會議4次。董事們皆親身出席或透過電子通訊方法參與。召開董事會會議前，董事在不少於14天前收到通知，董事皆有機會提出擬商討事項列入會議議程。最終的會議議程及相關會議文件於舉行董事會會議日期最少3天前送交全體董事。

於董事會定期會議中，董事討論本集團的整體策略、營運及財務表現。需經董事會決定或考慮的事宜包括集團整體策略、重大收購及出售、年度預算、年度及中期業績、批准重大資本交易及其他重大營運及財務事宜。董事會會議於一年前已預定日期，有助於更多董事出席會議。所有董事亦會適時獲知影響本集團業務的重大事項，包括有關法規及規定的修訂。如需要時，董事亦可尋求獨立專業意見，以履行其董事職責，費用由本公司承擔。

公司秘書就每次董事會會議作出詳細的會議記錄，包括所有董事會決定及董事提出的疑慮或表達的反對意見(如有)。任何董事可在任何合理的時段查閱有關會議記錄。

企業管治

本公司致力建立及維持高水平的企業管治。於截至2008年6月30日止財政年度內，本公司均應用及遵守香港聯合交易所有限公司證券上市規則(簡稱「上市規則」)附錄14企業管治常規守則(簡稱「企業管治守則」)之原則及規定，當中只偏離守則條文A.4.1項有關非執行董事的服務任期。公司之非執行董事的委任並無指定年期，惟彼等必須至少每三年一次於股東週年大會輪值告退，並由股東重選。

董事會將繼續監察及檢討本公司之企業管治常規，以確保遵守企業管治守則。

董事會

董事角色

董事會肩負領導及監控公司的責任，同時集體負責促進公司的成就。董事會的主要角色為：

- 制定集團的目標、策略及業務計劃；
- 監察營運及財務表現；及
- 制定適當的政策，以處理集團在達致既定策略目標過程中所遇到的風險。

董事會授權管理層在集團總裁及董事會不同委員會的監察下，履行日常營運職責。

組成

董事會負責監察本集團之管理層。

於截至2008年6月30日止財政年度內，Peter David Sullivan先生獲委任為獨立非執行董事，任期由2008年4月17日起生效，而蘇承德先生於2008年6月13日辭任非執行董事。

於2008年6月30日，董事會由2名執行董事，5名非執行董事及5名獨立非執行董事組成。董事會認為董事會中之10位非執行董事(其中5位為獨立非執行董事)能給予執行董事及非執行董事一個合理之平衡。

本公司非執行董事具備多樣性的專業知識及經驗，能有效地就制定策略及政策方面向管理層提出建議，並確保董事會以嚴格準則制定財務及其他強制性滙報，以及維持合適的制衡機制以保障本公司及股東的整體利益。

除於年報第33至37頁之董事個人簡歷中所披露者外，各董事之間並沒有其他財務、業務、親屬或其他重大或相關之關係。

董事會已接獲各名獨立非執行董事就其獨立性而呈交的年度書面確認，並確信其獨立性符合上市規則的規定。

本公司已為其董事安排合適的責任保險，以保障其因企業活動而引起的責任賠償。該保險總額乃按年檢討。

核數師

本年度之財務報表乃經羅兵咸永道會計師事務所審核。該核數師任滿告退，惟彼符合資格並表示願意應聘連任。根據審核委員會的建議，續聘羅兵咸永道會計師事務所為本公司核數師的決議案，將於即將舉行的股東週年大會上提呈。

董事會代表
主席
郭炳聯

香港，2008年8月28日

主要客戶及供應商

本集團的主要供應商佔集團總購貨額的百分比如下：

集團最大供應商佔總購貨額百分比	11%
集團五大供應商佔總購貨額百分比	40%

概無董事及彼等之聯繫人於以上所述的供應商擁有權益。

於本年度內，集團向其五大客戶所售出的貨品及服務少於總額30%。

關連交易

1. 若干於財務報表附註31所披露的關連人士交易也構成關連交易。下列若干關連人士(定義見上市規則)與本集團訂立及／或持續進行之交易，本公司已遵照上市規則有關規定(如需要時)予以公佈。

   (a) 本公司控股股東新鴻基地產發展有限公司(「新鴻基地產」)若干附屬公司及聯營公司租賃物業予本集團，供作寫字樓、零售店及貨倉之用，並向本集團發出許可證，以於彼等擁有之若干物業上安裝基站、天線及電話電纜。截至2008年6月30日止年度，本集團已付及應付予新鴻基地產之附屬公司及聯營公司之租金和許可證費用合共為$71,507,000。

   (b) 新鴻基地產之全資附屬公司新鴻基地產保險有限公司，向本集團提供一般保險服務。截至2008年6月30日止年度，已付及應付之保金合共為$3,681,000。

   上述交易已經本公司的獨立非執行董事審閱。獨立非執行董事確認該等持續關連交易由本集團在一般及日常業務程序中訂立，交易按照一般商務條款或不遜於獨立第三方可提供的條款而進行。

   獨立非執行董事亦確認該等交易乃根據有關交易的協議條款進行，而交易條款屬公平合理，並且符合公司股東的整體利益。

   本公司之核數師亦確認上述之持續關連交易(i)已經由本公司之董事會批准；(ii)乃根據有關交易的協議進行；及(iii)並無超逾先前公告所披露各類別的上限。

2. 於2008年6月30日，本集團於其聯營公司持有權益，該聯營公司之主要股東為新鴻基地產之附屬公司。該聯營公司主要投資於股權基金，而該基金則主要投資於中華人民共和國境內之科技相關公司。

上述關於集團持續關連交易的披露已符合上市規則的披露規定。

附註：

1. Celluar 8乃新鴻基地產之全資附屬公司。根據證券及期貨條例，新鴻基地產被視為擁有Celluar 8所持有本公司318,038,972股股份權益。

2. TFS Development Company Limited持有本公司14,167,925股股份，該公司乃Fourseas Investments Limited之全資附屬公司，而Fourseas Investments Limited乃新鴻基地產之全資附屬公司。因此，根據證券及期貨條例，新鴻基地產亦被視為擁有該等本公司股份權益。

3. 就證券及期貨條例而言，新鴻基地產於上述以其名稱持有的股份權益(及上述其各附屬公司的權益)亦屬HSBC所有，原因為HSBC持有或被視作持有新鴻基地產之股份。因此，上述以HSBC之名稱持有之股份數目與新鴻基地產之權益重疊。

除上文披露者外，於2008年6月30日，根據遵照證券及期貨條例第336條所存置的登記冊所記錄，概無其他人士擁有本公司5%或以上的股份或相關股份權益或淡倉。

認購股份或債券之安排

除上述的購股權外，於年內本公司或其任何附屬公司或本公司之控股公司或控股公司之任何附屬公司，並無作出安排使本公司董事可從認購本公司或任何其他機構股份或債券而獲取利益。

董事於競爭業務中之權益

本公司之董事概無擁有任何與本集團業務出現競爭的業務權益。

公眾持股量

根據公司及董事所知悉的公開資料，公司確認其股份於本報告之日期在市場上已經有足夠的公眾持股量。

購買、出售或贖回股份

於截至2008月6月30日止年度，本公司於香港聯交所回購8,042,000股股份，該等回購之股份已被註銷。回購之詳情請參閱財務報表附註28。

該等回購股份之總價值(不包括費用)共$64,249,000，已從保留溢利及繳入盈餘賬中扣除。而相等於回購股份之面值共$804,000已從保留溢利轉撥至資本贖回儲備內。

除以上所述外，於截至2008年6月30日止年度內任何時間，本公司及其任何附屬公司均無購買、出售或贖回本公司之股份。

優先購買權

本公司的公司細則或百慕達法例概無有關優先購買權的規定。

管理合約

於本年度內，本公司並無就整體業務或任何重要業務的管理或行政工作簽訂任何合約。

3. 購股權之估值

於截至2007年及2008年6月30日止兩個財政年度並無授出購股權，惟在評估過往年度內授出的購股權之價值時，已採用柏力克－舒爾斯期權定價模式並就股息作出調整(「柏力克－舒爾斯期權定價模式」)。柏力克－舒爾斯期權定價模式為其中一種被普遍接納用作計算期權價值的方法，亦是上市規則第17章建議採用的期權定價模式之一。以柏力克－舒爾斯期權定價模式評估於過往年度內授出的購股權之價值所採用的參數及假設有以下各項：

(a) 購股權預期年期
計算時採用的購股權預期年期即由授予日期起計(「計算日期」)的加權平均預期年期。

(b) 無風險利率
計算時所採用的無風險利率，指於計算日期與購股權預期年期相應的香港外匯基金債券之加權平均回報率。

(c) 預期波幅
計算時採用的預期波幅指計算日期前12個月期間，本公司股份收市價的按年波幅。

(d) 預期股息回報率
計算中的預期股息回報率指截至2003年及2004年6月30日止兩個財政年度的平均股息回報率。

估值並未計算未來可能沒收購股權之調整。在採納香港財務報告準則第2號後會計政策之改變導致授出之購股權之公平值確認為僱員開支，而股本內之資本儲備亦相應增加。股本金額於資本儲備內確認直至購股權被行使(其時轉撥至股份溢價賬)或直至購股權失效(其時直接轉至保留溢利)。

必須注意，使用柏力克－舒爾斯期權定價模式計算購股權的價值，是基於多項假設，且純粹為授出的購股權之估計價值。購股權承授人累計所得的財務利益，可能與柏力克－舒爾斯期權定價模式計算的價值存在很大差異。

根據證券及期貨條例須披露權益及淡倉之股東

於2008年6月30日，根據證券及期貨條例第336條所規定存置的登記冊所載，擁有本公司股份5%或以上權益的人士(本公司董事及最高行政人員不包括在內)如下：

名稱	股份總數	佔已發行股份百分比
Cellular 8 Holdings Limited(「Cellular 8」)[1]	318,038,972	55.49%
新鴻基地產發展有限公司(「新鴻基地產」)[1&2]	332,206,897	57.96%
HSBC International Trustee Limited(「HSBC」)[3]	332,806,708	58.06%
Marathon Asset Management	58,313,896	10.17%
Brandes Investment Partners, L.P.	34,255,963	5.97%

2. 購股權變動

於截至2008年6月30日止年度內，根據購股權計劃授予參與者的購股權變動詳情如下：

承授人	授出日期	行使價 $	行使期限	於2007年7月1日尚未行使	於年內授予	於年內行使	於年內註銷/失效	於2008年6月30日尚未行使
董事								
黎大鈞	2003年2月10日	9.29	2003年2月10日至2011年7月16日	3,000,000[1]	–	–	–	3,000,000
陳啟龍	2003年2月10日	9.20	2003年5月2日至2012年5月1日	133,500[2]	–	–	–	133,500
	2004年2月5日	9.00	2005年2月5日至2014年2月4日	970,000[3]	–	–	–	970,000
僱員	2004年2月5日	9.00	2005年2月5日至2014年2月4日	6,357,000	–	(979,000)	(388,000)	4,990,000
	2005年3月1日	9.05	2006年3月1日至2015年2月28日	193,000	–	–	–	193,000

附註：

1. 按原有的5,000,000份購股權，不多於20%的購股權可於2003年2月10日開始行使，不多於40%的購股權可於2003年7月17日開始行使，不多於60%的購股權可於2004年7月17日開始行使，不多於80%的購股權可於2005年7月17日開始行使，全數購股權可於2006年7月17日開始行使。

2. 按原有的200,000份購股權，不多於三分之一的購股權可於2003年5月2日開始行使，不多於三分之二的購股權可於2004年5月2日開始行使，全數購股權可於2005年5月2日開始行使。

3. 不多於三分之一的購股權可於2005年2月5日開始行使，不多於三分之二的購股權可於2006年2月5日開始行使，全數購股權可於2007年2月5日開始行使。

除上述購股權外，本公司並無根據購股權計劃授出購股權予其他參與者。除上文所披露者外，年內並無其他購股權被授出、行使、註銷或失效。

(c) 可供發行股份之最高數額

本公司可發行的購股權，在根據所有購股權計劃而將可授出的所有購股權獲行使時，可予以發行的股份總數不可超逾於股東大會上採納購股權計劃當日的已發行股份的10%。本公司可經股東批准及根據上市規則刊發通函而隨時更新此限額，惟在所有尚未行使的購股權獲行使時(包括根據所有其他購股權計劃所授出而尚未行使之購股權)，將予以發行的股份不可超逾不時的已發行股份的30%。於2008年8月28日，根據購股權計劃可予以發行的股份數目為55,179,134股，佔本公司已發行普通股約9.63%。

(d) 每位參與者可獲授予購股權之上限

任何參與者的配額，最多為因行使於直至最近一次授出購股權當日止任何12個月期間已授出及將授出的購股權而已獲發行及將予以發行股份的總數，不可超逾已發行的相關類別股份的1%。

(e) 購股權之行使期限

購股權不可於授出後10年之期屆滿後行使，且購股權不可於本公司在股東大會上採納計劃當日後10年之期屆滿後授出。

購股權計劃並無訂明購股權可行使前的最短持有期限，惟董事會可於授出購股權時訂下最短持有期限。

(f) 接納購股權須繳付之款項

接納購股權時，應向本公司發出書面接納書，連同支付予本公司$1.00的匯款，作為獲授購股權的代價，並必須於公司提出授予購股權當日起計28日內送抵公司秘書。

(g) 行使價之釐定基準

董事於授出購股權時釐定因行使任何購股權而應繳付的每股股份價格。該價格至少為(i)在緊接授出該購股權當日前5個營業日聯交所發出的每日報價表所示的每股股份平均收市價；(ii)授出該購股權當日(必須為營業日)聯交所的每日報價表所示的每股股份收市價；及(iii)股份的面值；以較高者為準。

(h) 計劃餘下年期

購股權計劃有效期由2002年11月15日起10年內有效。

(c) 郭炳聯先生於下列相聯法團的股份中擁有以下權益：

相聯法團名稱	經法團擁有之可歸屬權益	經法團擁有之可歸屬權益佔已發行股份百分比	經法團實際擁有之權益	實際權益佔已發行股份百分比
Splendid Kai Limited	2,500	25	1,500[1]	15
Hung Carom Company Limited	25	25	15[1]	15
Tinyau Company Limited	1	50	1[1]	50
舉捷有限公司	8	80	4[1]	40

附註：

1. 根據證券及期貨條例，鄺肖卿女士、郭炳湘先生、郭炳江先生及郭炳聯先生被視為於該等股份中擁有權益(該等權益為於四人之間重叠的同一批權益)。該等股份由數家公司根據若干全權信託基金持有，而鄺肖卿女士、郭炳湘先生、郭炳江先生及郭炳聯先生因身為該等全權信託基金的創辦人或受益人而被視為於該等公司中擁有權益。

除上文所披露者外，於2008年6月30日，概無董事及最高行政人員(包括彼等之配偶及未滿18歲之子女)及彼等之聯繫人於本公司、其附屬公司或其任何相聯法團的股份、相關股份或債券中擁有或被視作擁有任何權益或淡倉，而須記錄於根據證券及期貨條例第352條所規定存置的登記冊內，或根據證券及期貨條例第XV部或根據上市規則之《上市公司董事進行證券交易的標準守則》，須知會本公司及聯交所。

購股權計劃

根據本公司於2002年11月15日所採納之購股權計劃(「購股權計劃」)的條款，本公司可授予參與者(包括集團之董事及僱員)購股權以認購本公司的股份。

1. 購股權計劃的主要條款

購股權計劃的主要條款按上市規則第17章之規定概述如下：

(a) 目的

購股權計劃旨在獎勵對本集團業務增長作出寶貴貢獻的參與者，並使本集團可聘請及／或挽留該等被視為對本集團有建樹，或預期可為本集團之業務發展作出貢獻的僱員。

(b) 參與者

本公司或任何附屬公司的任何僱員、代理人、顧問或代表，包括本公司或任何附屬公司之董事，憑藉彼等的工作經驗、行業知識、表現、業務聯繫或其他有關因素，而可對集團的發展提供寶貴貢獻者，將有資格在董事邀請下參與計劃。

2. 於本公司相聯法團股份及相關股份之好倉

(a) 新鴻基地產發展有限公司(「新鴻基地產」)

	持股數目							
董事姓名	個人權益(以實益擁有人身份持有)	家族權益(配偶或未滿十八歲子女之權益)	法團權益(受控法團權益)	其他權益	合計	於股本衍生工具下持有之相關股份數目	合計	佔已發行股份百分比
郭炳聯	75,000	—	—	1,089,794,895[1]	1,089,869,895	—	1,089,869,895	42.50
黃奕鑑	145,904	—	—	—	145,904	—	145,904	0
李家祥	—	—	18,000	—	18,000	—	18,000	0

附註：

1. 根據證券及期貨條例，鄺肖卿女士、郭炳湘先生、郭炳江先生及郭炳聯先生因身為若干全權信託基金的受益人而被視為於該等股份中之1,066,617,347股擁有權益。該等權益為於四人之間重疊的同一批權益。

(b) 新意網集團有限公司(「新意網」)

	持股數目							
董事姓名	個人權益(以實益擁有人身份持有)	家族權益(配偶或未滿十八歲子女之權益)	法團權益(受控法團權益)	其他權益	合計	於股本衍生工具下持有之相關股份數目	合計	佔已發行股份百分比
郭炳聯	—	—	—	1,742,500[1]	1,742,500	—	1,742,500	0.08
黃奕鑑	100,000	—	—	—	100,000	—	100,000	0

附註：

1. 根據證券及期貨條例，鄺肖卿女士、郭炳湘先生、郭炳江先生及郭炳聯先生因身為若干全權信託基金的創辦人或受益人而被視為於該等股份中之1,070,000股擁有權益。該等權益為於四人之間重疊的同一批權益。

董事薪酬

支付予本公司董事的薪酬乃根據各自的服務協議條款(如有)而釐訂。董事袍金則需每年檢討及經股東於股東週年大會上批准及授權。於截至2008年6月30日止財政年度已支付及將支付予本公司董事的薪酬詳情，載於財務報表附註11。

董事於重要合約之權益

除本報告書所詳述的關連交易外，於年終或年內任何時間本公司或各附屬公司概無簽訂任何涉及本集團的業務而本公司董事直接或間接在其中擁有重大權益的重要合約。

董事及高級管理人員之個人簡歷

董事及高級管理人員之個人簡歷載於第33至37頁。

董事及最高行政人員之權益

於2008年6月30日，本公司之董事及最高行政人員於本公司或其相聯法團(定義見證券及期貨條例第XV部)之股份、相關股份及債務證券中擁有根據證券及期貨條例第XV部第7及8分部知會本公司及聯交所之任何權益或淡倉(包括根據證券及期貨條例的該等條文彼等被當作或視為擁有之權益或淡倉)，或記錄於本公司根據證券及期貨條例第352條須存置之登記冊中或根據上市規則之《上市公司董事進行證券交易的標準守則》所述董事進行證券交易之規定準則須知會本公司及聯交所之權益或淡倉如下：

1. 於本公司股份及相關股份之好倉

	持股數目							
董事姓名	個人權益(以實益擁有人身份持有)	家族權益(配偶或未滿十八歲子女之權益)	法團權益(受控法團權益)	其他權益	合計	於股本衍生工具下持有之相關股份數目	合計	佔已發行股份百分比
郭炳聯	–	–	–	2,237,767[1]	2,237,767	–	2,237,767	0.39
黎大鈞	–	–	–	–	–	3,000,000[2]	3,000,000	0.52
陳啟龍	–	–	–	–	–	1,103,500[2]	1,103,500	0.19

附註：

1. 根據證券及期貨條例，郭炳聯先生因身為若干全權信託基金的受益人而被視為於該等股份擁有權益。

2. 該等權益指於本公司已授出購股權(現時被視為非上市實物結算股本衍生工具)涉及的本公司相關股份的權益，公司之購股權詳細資料載於「購股權計劃」一節內。

董事

於本年度內及截至本報告書的日期止，本公司在任的董事如下：

* **郭**炳聯先生
主席

黎大鈞先生
總裁

陳啟龍先生

* **黃**奕鑑先生

* **蘇**承德先生
(於2008年6月13日辭任)

* **張**永銳先生

* **潘**毅仕先生

* **容**永忠先生

* **龐**漢華先生
(於2008年7月15日獲委任)

** **李**家祥博士，*太平紳士*

** **吳**亮星先生，*太平紳士*

** **楊**向東先生

** **顏**福健先生

** Peter David ***Sullivan***先生
(於2008年4月17日獲委任)

* *非執行董事*
** *獨立非執行董事*

按照本公司細則第110(A)條規定，郭炳聯先生、黃奕鑑先生、張永銳先生、潘毅仕先生及楊向東先生將於即將舉行的股東週年大會上輪值告退，而按照本公司細則第101條規定，龐漢華先生及Peter David Sullivan先生亦將於即將舉行的股東週年大會上告退，惟彼等均符合資格並表示願意膺選連任。餘下的現任董事則繼續留任。

非執行董事的委任限期乃遵照本公司細則第110及111條的規定。

董事會已接獲各名獨立非執行董事就其獨立性而呈交的年度書面確認，並確信其獨立性符合香港聯合交易所有限公司證券上市規則(「上市規則」)的規定。

董事服務合約

根據於2001年5月31日本公司與黎大鈞先生所訂立的僱傭合約，黎大鈞先生獲委任為本集團之執行董事及總裁，任期由2001年7月17日起持續生效。本公司可發出不少於6個月的書面通知或代通知金以終止該僱傭合約。

根據於2002年5月1日本公司與陳啟龍先生所訂立的僱傭合約，陳啟龍先生獲委任為本集團之執行董事，任期由2002年5月15日起持續生效。本公司可發出不少於 6個月的書面通知或代通知金以終止該僱傭合約。

除以上所述外，全體董事均無與本公司訂立任何超過3年年期而本公司不可於一年內無償終止的服務合約(法定賠償除外)。

董事會報告書

(財務數字以港元列值)

董事會同寅謹將截至2008年6月30日止年度之報告連同已審核之財務報表呈覽。

主要業務

本公司的主要業務為投資控股，而其主要附屬公司的業務則詳載於財務報表附註18。

業績

本集團截至2008年6月30日止年度的業績，詳載於第41頁的綜合損益表內。

股息

董事建議派付截至2008年6月30日止年度的末期股息每股$0.20(2006/07：每股$0.27)。建議之末期股息連同本公司年內派付之中期股息每股$0.28(2006/07：無)，本年度的股息總額為每股$0.48(2006/07：每股$0.27)。

五年財務摘要

本集團上五個財政年度的業績及資產負債摘要載於第38頁。

儲備

本集團及本公司在本年度的儲備變動分別載於第47及48頁。

可分派儲備

本公司於2008年6月30日的可供分派予股東的儲備為$3,405,944,000(2007年6月30日：$3,668,997,000)。

捐款

本集團於本年度所作出的慈善捐款或其他捐款共$149,000(2006/07：$432,000)。

固定資產

固定資產變動詳情載於財務報表附註17。

股本

本公司的股本變動詳情載於財務報表附註28。

或然負債

履約保證

若干銀行代表本集團就其於香港及澳門獲當地之電訊管理局發出牌照之責任，向有關當局發出履約保證。於2008年6月30日，此等履約保證之未償總額為$454,000,000(2007年6月30日：$404,000,000)。

出租、租回安排

一間銀行代表本集團發出一份信用證，為本集團於截至1999年6月30日止年度訂立之出租、租回安排須履行之責任作出擔保。此項信用證全數以盈餘資金作為現金抵押。董事認為，本集團須根據此項擔保付款之風險極微。

僱員及購股權計劃

於2008年6月30日，本集團有1,790名全職僱員(2007年6月30日：1,692名)，大部分為香港員工。截至2008年6月30日止年度之員工成本總額為$430,000,000(2006/07：$395,000,000)。

僱員收取之薪酬組合包括基本月薪、獎勵花紅及其他福利。花紅為酌情性質，須視乎本集團之表現及個別僱員之表現而發放。福利包括退休計劃及醫療與牙科保險。本集團亦就個別僱員之需要，提供內部及公司以外之培訓。

根據本集團之購股權計劃，本公司可向包括董事及僱員在內之參與者授予購股權以認購本公司之股份。截至2008年6月30日止年度，並無授出購股權，有979,000份認購權獲行使以認購本公司979,000股股份，且有388,000份購股權被註銷或失效。於2008年6月30日，尚未行使之購股權共9,286,500份(2007年6月30日：10,653,500份)。


vodafone
vodafone

Vodafone 810


vodafone
Vodafone Mobile Connect USB Stick

流動通訊牌照費攤銷增加2%至$64,000,000(2006/07：$63,000,000)，因2006年9月續期之PCS牌照有關之全年攤銷影響所致。

融資收入減少23%至$77,000,000(2006/07：$100,000,000)，主要由於銀行存款及債務證券之平均結餘減少，以及利率大幅下調令其平均回報下降所致。融資成本(主要包括流動通訊服務牌照費負債之遞增開支)增加7%至$84,000,000(2006/07：$78,000,000)。

澳門流動通訊業務持續增長，並於截至2008年6月30日止年度錄得理想業績。收入增長30%至$281,000,000(2006/07：$216,000,000)。此項收入增長超過銷售貨品及提供服務成本、經營開支、折舊及攤銷合共15%之增加。因此，經營溢利上升58%至$121,000,000(2006/07：$76,000,000)。

資本架構、流動資金及財務資源

截至2008年6月30日止年度，本集團之資本架構並無重大變動。回顧年度內本集團之資金來自股本及內部產生之資金。本集團之現金資源仍然充裕，於2008年6月30日之現金及銀行結餘及持有至到期日之債務證券投資達$1,677,000,000(2007年6月30日：$2,348,000,000)。

截至2008年6月30日止年度，本集團經營業務之現金流入淨額及收取之利息淨額分別為$1,089,000,000及$79,000,000。回顧年度內，本集團之主要資金流出為支付本公司股東股息、購置固定資產、新增手機補貼、流動通訊服務牌照費及購回股份。

董事認為，本集團內部之現金資源，足以應付截至2009年6月30日止財政年度之資本開支及營運資金所需。

財資管理政策

本集團根據董事會不時批准之財資管理政策，動用盈餘資金作投資用途。盈餘資金乃存放作銀行存款或投資於投資級別之債務證券。銀行存款主要為港元及美元存款。所投資之債務證券，均以港元或美元結算，年期最長為三年。本集團之政策是持有其於債務證券之投資直至到期日。

於2008年及2007年6月30日，本集團之備用銀行信貸總額為$100,000,000，該等信貸並無被動用。

本集團受規定須安排銀行為其開立履約保證及信用證。在若干情況下，本集團以現金存款作為該等工具之部份或全部抵押品，以減輕發行成本。於2008年6月30日，已抵押存款總額為$333,000,000(2007年6月30日：$324,000,000)。

功能貨幣及外滙波動風險

本集團之功能貨幣為港元。除本集團以美元結算之美元銀行存款及債務證券外，所有重大收入、開支、資產及負債均以港元計算。因此，本集團除以美元計算之銀行存款及債務證券外，並無任何重大滙兑收益及虧損風險。本集團現階段並無進行任何外匯對沖活動。


vodafone
Vodafone 720

財務業績回顧

收入輕微增長1%至$4,073,000,000(2006/07：$4,039,000,000)，其中流動通訊服務收入增長9%，部分被流動電話及配件銷售下降28%抵銷。受ARPU改善以及客戶數目增長所帶動，流動通訊服務收入上升9%，超過提供服務成本及經營開支之升幅，分別為7%及6%。流動電話及配件銷售下降28%，銷售貨品成本相應下跌29%。因此，未計利息、税項、折舊及攤銷前之盈利(「EBITDA」)增加16%至$1,088,000,000(2006/07：$940,000,000)。隨著折舊、攤銷及出售虧損下跌2%，經營溢利急升88%至$344,000,000(2006/07：$183,000,000)。融資收入下跌23%，融資成本(主要包括與流動通訊服務牌照費有關之遞增開支)增加7%。本公司股東應佔溢利錄得令人鼓舞之75%增長至$276,000,000(2006/07：$158,000,000)。


SmarTone Vodafone
SHARP
Sharp SX862

收入增長1%至$4,073,000,000(2006/07：$4,039,000,000)。

- 流動通訊服務收入增長$287,000,000或9%至$3,433,000,000(2006/07：$3,146,000,000)，反映ARPU之改善及客戶人數輕微增加。數據、漫遊及預繳服務收入增長抵銷了本地話音收入下降之影響，後者反映市場基本月費之競爭壓力。

  香港之綜合ARPU上升5%至$237(2006/07：$225)，反映本集團之客戶質素持續改善。

  儘管本地月費面對持續下調壓力，香港月費計劃服務之ARPU仍錄得令人鼓舞之9%增長至$284(2006/07：$261)。

  數據服務收入對本集團之收入增長日趨重要。數據服務收入錄得36%之強勁增長，顯示3G及HSPA手機之滲透率不斷增長，以及多媒體服務之採用日益增加。

- 因市場競爭激烈令手機平均售價下跌，流動電話及配件銷售下跌$252,000,000或28%至$640,000,000(2006/07：$893,000,000)。


BlackBerry
12:28
vodafone
PLUS
BlackBerry® Bold™ from Vodafone

銷售貨品及提供服務成本下降14%至$1,324,000,000(2006/07：$1,533,000,000)。跟隨流動電話及配件銷售下跌，銷售貨品成本下降29%至$624,000,000(2006/07：$881,000,000)。受互連費用、數據服務成本及漫游合作夥伴費用因使用量增加而上升所帶動下，提供服務成本增加7%至$700,000,000(2006/07：$652,000,000)。

經營開支(不包括折舊、攤銷及出售虧損)上升6%至$1,662,000,000(2006/07：$1,566,000,000)。由於本集團持續提升網絡容量、質素及覆蓋，網絡經營成本增加9%。主要由於廣告開支下降，銷售及推廣費用減少4%。受勞工及房地產市場之成本上升壓力所帶動下，員工成本、租金及水電費用，以及其他經營開支合共上升8%。

折舊及出售固定資產虧損下跌5%至$460,000,000(2006/07：$482,000,000)，主要由於年內某些網絡設備經已完成折舊之影響所致。

手機補貼攤銷增加3%至$219,000,000(2006/07：$212,000,000)。新增之手機補貼達$280,000,000(2006/07：$193,000,000)。於2008年6月30日，未攤銷手機補貼數額增加$61,000,000至$211,000,000(2007年6月30日：$150,000,000)。





隨著科技不斷發展，流動通訊與互聯網融合，現今電訊業已超越傳統的範疇。此外，客戶需求亦不斷變化，對包含流動、固網和寬頻的通訊服務的需求與日俱增。最近，我們推出「家+電話」，在業務發展寫下重要一頁，此項無線固網服務具備一系列豐富、創新且非常方便易用的功能，為住宅及商業客戶帶來本港前所未有的固網電話體驗。在流動寬頻方面，我們率先為不同速度推出多款收費計劃，使收費更接近固網寬頻的水平，以助進一步開拓市場。

我們亦進一步提升HSPA網絡的覆蓋、質素及容量。由於預計新推出的服務會大大增加對頻寬的需求，因此我們正著手進行轉換至全IP網絡基建的工程。此外，賬務及客戶管理系統的升級亦已完成，以加強我們的營運效率。上述措施將增加短期的營運支出及資本開支，但相信有助改善日後的成本結構。

澳門

澳門業務持續增長，服務收入及溢利均錄得令人鼓舞的增幅。由於澳門經濟放緩，截至2009年6月30日年度之業務將會受壓。

前景

隨著價格競爭越趨激烈，預期服務收入增長將會放緩。另主要由於擴充頻寬、手機補貼增加及受整體通脹的影響，成本將進一步上升。加上淨現金結存及息率下降，令利息收入減少，截至2009年6月30日年度之溢利料會受壓。

憑藉我們在流動通訊業的豐富經驗和實力，並發揮領先業界的服務支柱的優勢－為不同客群而推出的服務及產品、卓越的網絡表現及無可比擬的客戶體驗，SmarTone-Vodafone銳意成為香港優越的全方位通訊服務供應商。此策略應可使本公司更具市場競爭力，長遠而言，在日益融合的通訊行業中亦更具優勢。

致謝

年內，蘇承德先生已辭任本公司非執行董事，另Peter David Sullivan先生獲委任為獨立非執行董事。藺漢華先生則於2008年7月獲委任為非執行董事。本人謹此衷心感謝蘇先生過往的寶貴貢獻及意見，並歡迎Sullivan先生及藺先生加入董事會。本人亦藉此對所有客戶及股東一直以來的支持、董事同寅的指引，以及每位員工的專心致志及努力，深表謝意。

主席
郭炳聯

香港，2008年8月28日

本人欣然宣佈本集團截至2008年6月30日止年度之業績。

財務摘要

年內，由於手機收入跌幅抵銷流動服務收入之9%增長，本集團收入輕微增加至$4,073,000,000。未計利息、税項、折舊及攤銷前之盈利(「EBITDA」)增加16%至$1,088,000,000。股東應佔溢利增加75%至$276,000,000，每股盈利則為47.8仙。

股息

董事會建議派付末期股息每股20仙，連同中期股息每股28仙計算，每股全年共派息48仙，派息比率為100%。

業務回顧

香港

SmarTone-Vodafone致力為不同目標客群帶來超凡的體驗及價值，並繼續創新突破，推出各種獨特優越的多媒體服務，以增加流動服務的收入。年內，我們在固網及寬頻市場推出多項創新服務，使業務發展跨越流動通訊的範疇。

由於客戶質素及ARPU不斷提升，年內的流動服務收入持續增長。數據收入錄得令人鼓舞的增幅，現佔流動服務收入23.2%，較去年的18.5%顯著增加。此增長主要由於多媒體服務日益受客戶歡迎所致；多媒體服務收入佔總數據收入三分之二。

綜合ARPU增長5%至$237，月費計劃服務之ARPU則增加9%至$284。月費計劃服務客戶流失率由2007年6月之2.3%下降至2008年6月之1.7%。流動客戶總數保持穩定，截至2008年6月30日，總數為1,118,000人。3G客戶數目持續增長，現佔月費計劃服務客戶總數47%。

年內，SmarTone-Vodafone一直致力推出各種領先業界的嶄新多媒體服務，包括MusicXS－全球首個以月費模式供個人電腦及手機無限下載的音樂服務；港股直擊－以仿如電視的形式提供即市港股消息及資訊；以及FoneTV－一項嶄新的個人流動電視服務，提供豐富的轉播電視頻道和專為流動電話而設的節目。此外，我們首間體驗店亦已於中環開幕，進一步提升我們為客戶帶來的超凡體驗。新店秉承SmarTone-Vodafone在門市設計和服務方面領先同儕的優勢，將我們種類繁多的服務展示出來，並示範這些服務如何簡單易用及如何令客戶的生活更加精采。體驗店提供舒適及令人投入的環境，方便客戶親身試用各種服務、參與工作坊或甚至享用個人專業指導，以發掘和領略各種服務的優點。


CNBC
Music Now TV
FoneTV





財務摘要

(除每股之金額外以百萬港元列值)

	截至6月30日止年度或於6月30日	
	2008	2007
綜合損益表		
收入	**4,073**	4,039
本公司股東應佔溢利	**276**	158
每股盈利($)	**0.48**	0.27
每股股息		
本年度總額($)	**0.48**	0.27
特別現金股息($)	**無**	0.85
綜合資產負債表		
總資產	**4,843**	5,440
流動負債	**(1,070)**	(1,075)
總資產減流動負債	**3,773**	4,365
非流動負債	**(813)**	(827)
少數股東權益	**(28)**	(27)
資產淨值	**2,932**	3,511
股本	**57**	58
儲備	**2,875**	3,453
本公司股東應佔總權益	**2,932**	3,511
綜合現金流量		
經營活動產生之現金淨額	**1,012**	941
已收利息	**79**	97
購買固定資產	**(534)**	(392)
增加手機補貼	**(280)**	(193)
購回股份支付之款項	**(64)**	(22)
已付股息(包括少數股東權益)	**(839)**	(76)
其他	**(45)**	(58)
現金及銀行結存，及持至到期日之債務證券之(減少)／增加淨額	**(671)**	297



董事及公司資料

董事會

* **郭**炳聯先生
　主席
　黎大鈞先生
　總裁
　陳啟龍先生
* **黃**奕鑑先生
* **張**永鋭先生
* **潘**毅仕先生
* **容**永忠先生
* **蕭**漢華先生
** **李**家祥博士，*太平紳士*
** **吳**亮星先生，*太平紳士*
** **楊**向東先生
** **顏**福健先生
** Peter David ***Sullivan***先生

* *非執行董事*
** *獨立非執行董事*

公司秘書

麥祐興先生

授權代表

黎大鈞先生
麥祐興先生

註冊辦事處

Clarendon House, 2 Church Street,
Hamilton HM 11, Bermuda

總辦事處及主要營業地點

香港九龍觀塘道378號
創紀之城二期31樓

核數師

羅兵咸永道會計師事務所
執業會計師
香港遮打道10號
太子大廈22樓

香港股份登記處

香港中央證券登記有限公司
香港皇后大道東183號
合和中心17樓1712-1716室

主要股份登記處

Butterfield Fund Services (Bermuda) Limited
Rosebank Centre, 11 Bermudiana Road,
Pembroke HM08, Bermuda

主要往來銀行

渣打銀行
滙豐銀行

本公司之法律顧問

有關香港法律
司力達律師樓

有關百慕達法律
Conyers, Dill & Pearman

駐百慕達代表

John Charles Ross ***Collis***先生
Anthony Devon ***Whaley***先生（副代表）


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關於我們

數碼通電訊集團有限公司是香港及澳門優越的全方位通訊服務供應商，致力讓客戶靠近他們所想，令生活更多姿多采。

憑藉領先業界的服務支柱－為不同客群而推出的服務及產品、卓越的網絡表現及無可比擬的客戶體驗，本公司得以在流動、固網及寬頻市場領先同儕。

本公司在香港的主要附屬公司以SmarTone-Vodafone品牌提供服務。SmarTone-Vodafone乃領先全球的流動通訊公司Vodafone Group Plc的夥伴網絡商。

數碼通電訊集團有限公司於1992年成立，並於1996年在香港上市，為香港其中一家最大地產商新鴻基地產發展有限公司的附屬公司。





目錄



年報 | 2007/2008

數碼通電訊集團有限公司

(股票編號: 315)